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EXHIBIT 99.1

                        , 2004

Dear Shareholder:

        I am pleased to report that the previously announced separation of Abbott Laboratories' core hospital products business from Abbott is expected to become effective on                         , 2004. Hospira, Inc. is a new company that will own and operate the core hospital products business presently conducted as part of Abbott. After the separation of Hospira's business from Abbott and the distribution of Hospira shares to Abbott shareholders, you will own shares of both companies.

        After the separation and distribution are completed, Abbott and Hospira will be better positioned to focus on their respective businesses and their unique opportunities for long-term growth and profitability. Abbott will compete primarily in the pharmaceutical, nutritional, diagnostic and high-tech medical devices industries while Hospira will build on Abbott's nearly 70-year history as one of the leading manufacturers and suppliers of hospital products. Hospira will be an independent public company that has been authorized to list its shares of common stock on the New York Stock Exchange under the symbol "            ."

        Holders of record of Abbott common shares as of the close of business on                        , 2004, which will be the record date, will receive one share of Hospira common stock for every             Abbott common shares held. No action is required on your part to receive your Hospira shares. You will not be required to pay anything for the new shares or to surrender any Abbott common shares. No fractional shares of Hospira common stock will be issued. If you would be entitled to a fractional share, you will instead receive a check for its cash value.

        Abbott has received a ruling from the Internal Revenue Service that, for U.S. federal income tax purposes, the distribution of Hospira common stock is tax-free to Abbott and to you to the extent that you receive Hospira common stock. Any cash you receive in lieu of fractional shares generally will be taxable to you. By                        , 2004, U.S. taxpayers will be provided with information to enable them to compute their tax bases in both Abbott and Hospira common stock and other information they will need to report their receipt of the Hospira common stock on their U.S. federal income tax return as a tax-free transaction.

        The enclosed information statement describes the distribution of shares of Hospira common stock and contains important information about Hospira, including financial statements. I suggest that you read it carefully. If you have any questions regarding the distribution, please contact the transfer agent, EquiServe Trust Company, N.A., P.O. Box 43010, Providence, Rhode Island 02940-3010, telephone 1-888-332-2268. I look forward to your continued support as a valued shareholder of Abbott Laboratories.

Sincerely,
Miles D. White Chairman of the Board and Chief Executive Officer Abbott Laboratories

[HOSPIRA LOGO]

275 N. Field Drive
Lake Forest, Illinois 60045

                        , 2004

Dear Stockholder:

        It is my great pleasure to welcome you as a stockholder of Hospira, Inc., which will be publicly traded for the first time on or about                        , 2004.

        For nearly 70 years, the core hospital products business that will be contributed to us by Abbott Laboratories has served its customers, which currently include hospitals, home healthcare providers, long-term care facilities and alternate site clinics. From medication delivery systems to generic injectable pharmaceuticals to injectable pharmaceutical contract manufacturing, our business maintains a leading position in many segments of the hospital market. We believe that favorable demographics due to the aging of the U.S. population will drive demand for care in hospitals and hospital-like settings which, in turn, will drive demand for our products. We also believe that as an independent public company, we can expand on our leadership positions by delivering new technology solutions for our customers worldwide.

        We had $2.6 billion in 2003 sales and have a strong financial profile. We believe that our product expertise, size, breadth of product offerings, customer relationships and financial profile will provide us with an excellent growth platform from which we can expand our business by developing and delivering new products and services that meet the needs of our customers. Our management team will draw upon its extensive experience in serving our customers as we seek to distinguish Hospira through continued strong leadership, financial performance and an unwavering commitment to our customers and the patients they serve.

        I encourage you to learn more about Hospira and the strategies we will pursue as an independent public company by reading the attached information statement. We are pleased that you, as a stockholder of Hospira, will participate in our mission. We value your support as our business begins a new and exciting chapter in its long and successful history.

Sincerely,
Christopher B. Begley Chief Executive Officer Hospira, Inc.

Subject to Completion, Dated March 5, 2004

INFORMATION STATEMENT

[HOSPIRA LOGO]

Hospira, Inc.

Distribution of Approximately                                Shares of Common Stock

        This information statement is being furnished in connection with the distribution by Abbott Laboratories to its shareholders of all of the outstanding shares of Hospira common stock. Abbott will transfer its core hospital products business to us, as described in this information statement.

        Shares of our common stock will be distributed to holders of record of Abbott common shares as of the close of business on                            , 2004, which will be the record date. We expect that the distribution will be effective at 11:59 p.m. on                            , 2004. Each Abbott shareholder will receive one share of our common stock for every             Abbott common shares held on the record date. The distribution of our common stock to Abbott shareholders will not be taxable for U.S. federal income tax purposes. In lieu of fractional shares, shareholders will receive cash, which generally will be taxable.

        Abbott shareholders will not be required to pay for the shares of our common stock they receive in the distribution, nor will they be required to surrender or exchange Abbott common shares or take any other action to receive Hospira common stock. After the distribution, you will own shares of Hospira common stock and also retain your Abbott common stock. Each share of our common stock will be accompanied by one preferred stock purchase right. We have been authorized to list our common stock on the New York Stock Exchange under the symbol "            ."

        IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 4.

        NO SHAREHOLDER APPROVAL OF THE DISTRIBUTION IS REQUIRED OR SOUGHT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

        Abbott shareholders with inquiries related to the distribution should contact the transfer agent, EquiServe Trust Company, N.A., P.O. Box 43010, Providence, Rhode Island 02940-3010, telephone 1-888-332-2268.

The date of this information statement is                        , 2004.

INFORMATION STATEMENT
TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

Q.
What is Hospira and why is Abbott separating Hospira's business and distributing its stock?

A.
Hospira is a new company that will own the core hospital products business historically conducted by Abbott as part of its hospital products business as described in this information statement. The separation of Hospira and the distribution of its common stock is intended to provide you with equity investments in two separate companies that should then be able to focus exclusively on maximizing opportunities for their distinct businesses. This should result in enhanced performance of each business.

  For more information about Hospira's business and a further explanation of the reasons for the separation and distribution, see the discussions beginning on page 33 and page 56, respectively.

Q.
How will the separation and distribution work?

A.
The separation and distribution will be accomplished through a series of transactions in which the assets and liabilities of Abbott's core hospital products business will be transferred to Hospira and certain of its subsidiaries and all of the common stock of Hospira will be distributed to the shareholders of Abbott on a pro rata basis.

  For more information about the separation and distribution, see the discussion beginning on page 56.

Q.
What will be included in Hospira?

A.
Hospira will own the worldwide core hospital products business historically conducted by Abbott, which we sometimes refer to in this document as "the contributed business," the "Hospira business" or "our business." The contributed business will include: medication delivery systems, such as electronic drug delivery systems and infusion therapy, and critical care devices; specialty injectable pharmaceuticals, including generic and proprietary products; and injectable pharmaceutical contract manufacturing. Abbott is retaining all of its other pharmaceutical, diagnostic and nutritionals businesses. In addition, Abbott is retaining the following businesses that have historically been part of its hospital products business: hospital operating room pharmaceuticals, proprietary hospital pharmaceuticals, pain management products, vascular devices and the orthopedic devices business.

  For a further explanation of the contributed business, see the discussion beginning on page 33.

Q.
What will the relationship be between Hospira and Abbott following the separation and distribution?

A.
After the separation and distribution, Abbott and Hospira will operate as separate, independent companies and Abbott will not own any shares of Hospira common stock. Hospira and Abbott will enter into several arrangements relating to the separation and distribution and Hospira's future relationship with Abbott. See the discussion beginning on page 50 for more information about these arrangements.

Q.
What will I receive in the distribution?

A.
Each holder of record of Abbott common shares as of the close of business on            , 2004, will receive one share of Hospira common stock, and the associated preferred stock purchase right, for every    Abbott common shares held. Based on the number of Abbott shares issued and outstanding on            , 2004, a total of approximately              shares of Hospira common stock, together with the associated preferred stock purchase rights, will be distributed. These shares will constitute all of the outstanding shares of Hospira common stock immediately after the distribution.

  No fractional shares of Hospira common stock will be distributed. Fractional shares you would otherwise be entitled to receive will be aggregated and sold in the public market by the distribution agent. The

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  aggregate net cash proceeds of these sales will be distributed ratably to those shareholders who would otherwise have received fractional shares of Hospira common stock.

Q.
Will I have to pay U.S. federal income taxes on my receipt of Hospira shares?

A.
Abbott has received a ruling from the Internal Revenue Service that, for U.S. federal income tax purposes, the distribution of Hospira common stock is tax-free to Abbott and to you to the extent that you receive Hospira common stock. However, fractional shares will not be issued and any cash you receive in lieu of fractional shares generally will be taxable to you.

  For a further explanation of the U.S. federal income tax consequences of the distribution, see the discussion beginning on page 58.

Q.
How will I determine the tax basis I will have in the Hospira shares I receive in the distribution?

A.
Shortly after the distribution is completed, Abbott will provide to U.S. taxpayers information to enable them to compute their tax bases in both Abbott and Hospira shares and other information they will need to report their receipt of Hospira common stock on their 2004 U.S. federal income tax return as a tax-free transaction.

  You should consult your tax advisor about the particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

Q.
When will the separation and distribution occur?

A.
We expect the separation and distribution to be effective at 11:59 p.m. on            , 2004.

Q.
What do I need to do to receive my Hospira shares?

A.
No action is required on your part to receive your Hospira shares except that you must be an Abbott shareholder as of the close of business on                , 2004. You will not be required to pay anything for the new shares or to surrender any Abbott shares.

Q.
Where will shares of Hospira common stock trade?

A.
There is not currently a public market for Hospira common stock. Hospira has applied to list its shares of common stock on the New York Stock Exchange under the symbol "    ." Hospira anticipates that trading will commence on a when-issued basis after the record date and before the distribution, and that regular-way trading will commence on the first trading day following the distribution. If trading does commence on a when-issued basis after the record date, you may purchase or sell our common stock at that time, but your transaction will not settle until after the distribution date. Shares of our common stock will be freely tradable following the distribution date. See the discussion on page 60 for a more complete description of the listing and trading of our common stock.

Q.
Will I receive dividends on my Hospira shares?

A.
Hospira expects that it will pay a regular annual cash dividend, subject to the discretion of its board of directors. The amount of the cash dividend will be determined by Hospira's board of directors based upon a number of factors, including Hospira's profitability, cash flow and financial requirements.

Q.
Are there risks to owning Hospira common stock?

A.
Yes. As with any investment, there are risks associated with owning our stock. See the discussion of these risks beginning on page 4.

Q.
Who do I contact if I have questions or need additional information?

A.
EquiServe Trust Company, N.A., will be the distribution agent, transfer agent and registrar for the shares of our common stock. Please contact EquiServe with any questions about the distribution or if you need any additional information. EquiServe can be reached at P.O. Box 43010, Providence, Rhode Island 02940-3010, telephone 1-888-332-2268.

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SUMMARY

        The following is a summary of some of the information contained in this information statement. In addition to this summary, we urge you to read the entire information statement carefully, especially the risks discussed under "Risk Factors" and our financial statements. Unless the context requires otherwise, references in this information statement to "we," "us" or "our" are to Hospira, Inc. and its subsidiaries, and not to Abbott Laboratories or its subsidiaries.

        We describe in this information statement the core hospital products business to be contributed to us by Abbott in the separation as if it were our business for all historical periods described. However, we are a newly formed entity that has not conducted any operations prior to the separation. References in this document to the historical assets, liabilities, products, businesses or activities of us or our business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the contributed business as it was conducted as part of Abbott and its subsidiaries prior to the separation. Following the distribution, we will be an independent public company and Abbott will have no continuing stock ownership in us. Our historical financial results as part of Abbott contained herein may not reflect our financial results in the future as an independent company or what our financial results would have been had we been an independent company during the periods presented.

Our Company

        We are a medication delivery and specialty pharmaceutical company that is focused on developing, manufacturing and marketing products that improve the safety and efficacy of patient care in the acute care setting. Our portfolio of products and services is organized into three major business groups: medication delivery systems and critical care devices; specialty injectable pharmaceuticals; and injectable pharmaceutical contract manufacturing services. Our products are used by hospitals, alternate site clinics, home healthcare providers and long-term care facilities, which we refer to collectively as the continuum of care. We supply our products and services to customers in nearly 70 countries through direct sales and distribution relationships. Annual sales for our business in 2003 were approximately $2.6 billion.

        We are one of the top three companies in terms of sales in each of the subgroups we serve in the U.S. market for medication delivery systems and critical care devices. The medication delivery systems market consists of electronic drug delivery pumps, administration sets and accessories, and infusion therapy products that are used to deliver intravenous fluids and medications to patients who are being treated in a hospital or hospital-like setting. Our critical care devices are used to monitor cardiac functions in critically ill patients.

        Specialty injectable pharmaceuticals include generic injectable pharmaceutical products as well as proprietary injectable pharmaceuticals that are used in a specific patient population or therapeutic area. Novel drug delivery formulations and formats are key points of product differentiation for generic injectable pharmaceuticals. We are an industry leader in the United States for the manufacture and sale of generic injectable pharmaceuticals other than blood products. We believe we provide more drug delivery options than any of our direct competitors. Our products enhance safety, increase productivity and reduce waste for our customers.

        We are a leading provider of injectable pharmaceutical contract manufacturing services for formulation development, filling and finishing of injectable drugs in North America. Our injectable pharmaceutical contract manufacturing services group provides its services to numerous companies, including many of the largest global pharmaceutical and biotechnology companies.

        We believe that our product expertise, size, breadth of product offerings, customer relationships and financial profile provide us with an excellent growth platform from which we can expand our business. Our strategy is to develop, manufacture and market products that improve the safety, efficacy and overall cost of patient care. We are focused on meeting our customers' increasing needs for advanced medication management systems, innovative device technology and specialty injectable pharmaceutical products. To accomplish our strategy, we intend to invest in new product development, increase our operational efficiencies, expand our global sales and pursue strategic opportunities.

        We employ approximately 14,000 people worldwide. Our products are manufactured around the world, including Canada, Costa Rica, Dominican Republic, Ireland, Italy, and the United States. Our headquarters are located at 275 N. Field Drive, Lake Forest, Illinois 60045 and our telephone number is (847)       -        . We were incorporated in Delaware in 2003.

Reasons for the Separation and Distribution

        Abbott's board of directors has determined that separating our business from Abbott's other businesses and distributing our common stock to Abbott shareholders is in the best interests of Abbott and its shareholders. Abbott's board of directors believes that our separation from Abbott will provide both companies with the opportunity to focus exclusively on their respective businesses and their unique opportunities for long-term growth and profitability. In addition, the separation will enable each company to enhance its strategic, financial and operational flexibility. Among other things, the separation will:

  •
  allow both companies to focus exclusively on their respective businesses, and use their respective resources to invest in opportunities targeted to their distinct strategies and markets;

  •
  provide us greater flexibility to expand on our leadership positions in many segments of the hospital market by delivering new technology solutions to our customers;

  •
  provide us the opportunity to reward employees using equity-based compensation plans that align the incentives of management and our employees with the overall financial performance of our business; and

  •
  allow us direct access to capital markets.

        Abbott's board of directors also considered a number of potentially adverse factors in evaluating the separation, but concluded that the potential benefits of the separation outweigh these potentially adverse factors. Abbott believes that separating our business from Abbott's other businesses in the form of a tax-free distribution is the most economical means of separating our business for shareholders. For a more complete discussion of the reasons for the separation and distribution, see "The Separation and Distribution—Reasons for the Separation and Distribution."

Summary Historical and Pro Forma Financial Information

        The following table sets forth summary historical financial information derived from the combined financial statements of the contributed business for the years ended and as of December 31, 2003, 2002 and 2001, unaudited pro forma combined financial statements of the contributed business as of December 31, 2003 and for the year ended December 31, 2003. The summary financial information may not be indicative of our future performance as an independent company. It should be read in conjunction with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma combined financial statements and corresponding notes and the combined financial statements and corresponding notes included elsewhere in this information statement.

        The pro forma data for the year ended December 31, 2003 assumes that the separation occurred as of January 1, 2003. The pro forma balance sheet assumes that the separation occurred as of December 31, 2003. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. Please see the notes to the unaudited pro forma combined financial statements included elsewhere in this information statement for a discussion of how these adjustments are presented in the pro forma combined financial statements.

	For the Years Ended December 31,
	Pro Forma 2003	2003	2002	2001
	(dollars and shares in millions; except earnings per share amounts)
Combined Statement of Earnings Data:
Net Sales	$2,400	$2,400	$2,405	$2,367
Net Sales to Abbott Laboratories	148	224	198	147

Total Net Sales	2,548	2,624	2,603	2,514
Costs and Expenses:
Cost of products sold	1,822	1,923	1,883	1,789
Research and development	108	110	88	86
Selling, general and administrative	225	231	254	243
Interest expense	34	—	—	—
Other (income)/expense, net	1	1	25	6

Earnings before taxes	358	359	353	390
Taxes on earnings	99	99	106	117

Net earnings	$259	$260	$247	$273

Earnings per common share:
Basic		N/A	N/A	N/A
Diluted		N/A	N/A	N/A
Average Number of Common Shares Outstanding:
Basic		N/A	N/A	N/A
Diluted		N/A	N/A	N/A
	As of December 31,
	Pro Forma 2003	2003	2002	2001
	(dollars in millions)
Combined Balance Sheet Data:
Total assets	$2,152	$2,250	$2,154	$2,133
Long-term debt	750	—	—	—

RISK FACTORS

You should carefully consider the following risk factors and all the other information contained in this Information Statement in evaluating us and our common stock.

Risks Relating to our Industry

We face significant competition and we may not be able to compete effectively.

        The healthcare industry is highly competitive. We compete with many companies ranging from small start-up enterprises to multinational companies that are larger than we are and have access to greater financial, marketing, technical and other resources. Our present or future products could be rendered obsolete or uneconomical by technological advances by competitors or by the introduction of competing products by one or more of our competitors. For example, in recent years our electronic drug delivery systems business has experienced increased competition as a result of competitors' product innovations, requiring us to invest additional resources to improve our competitiveness. Also, most of our products are not protected by patents or other proprietary rights and are therefore subject to generic competition. In the absence of patent protection, the introduction of competing products is limited primarily by market considerations and the need to obtain necessary regulatory approvals. For example, our Corlopam® product is no longer protected by any patent and a generic version of this drug was approved by the U.S. Food and Drug Administration, or the FDA, on December 1, 2003.

        Our failure to compete effectively could cause us to lose market share to our competitors and/or have a material adverse effect on our sales and profitability.

We are subject to the cost-containment efforts of hospital buying groups, third party payors and government organizations.

        Many existing and potential customers for our products have combined to form group purchasing organizations, or GPOs, and integrated delivery networks, or IDNs, in an effort to lower costs. GPOs and IDNs negotiate pricing arrangements with medical supply manufacturers and distributors, and these negotiated prices are made available to a GPO's or IDN's affiliated hospitals and other members. Wholesalers of our products have also recently begun seeking to negotiate prices in an effort to lower costs. Our failure to negotiate advantageous pricing and purchasing arrangements could cause us to lose market share to our competitors and/or have a material adverse effect on our sales and profitability.

        Our products and services are sold to hospitals, alternate site clinics, home healthcare providers and long-term care facilities, all of which receive reimbursement for the healthcare services provided to their patients from third-party payors, such as government programs, private insurance plans and managed care programs. These third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for medical products and services. Levels of reimbursement, if any, may be decreased in the future, and future legislation, regulation or reimbursement policies of third-party payors may otherwise adversely affect the demand for and price levels of our products, which could have a material adverse effect on our sales and profitability.

        In markets outside the United States, our business has experienced downward pressure on product pricing as a result of the concentrated buying power of governments as principal customers and the use of bid and tender sales methods whereby we are required to submit a bid for the sale of our products. Our failure to offer acceptable prices to these customers could have a material adverse effect on our sales and profitability in these markets.

We and our suppliers and customers are subject to various governmental regulations and it could be costly to comply with these regulations and to develop compliant products and processes.

        Our products are subject to rigorous regulation by the FDA, and numerous other national, supranational, federal and state governmental authorities. The process of obtaining regulatory approvals to market a drug or medical device, particularly from the FDA and certain governmental authorities outside the United States, can be costly and time consuming, and approvals might not be granted for future products on a timely basis, if at all. Delays in receipt of, or failure to obtain, approvals for future products could result in delayed realization of product revenues and in substantial additional costs.

        In addition, we cannot assure you that we will remain in compliance with applicable FDA and other material regulatory requirements once we have obtained clearance or approval for a product. These requirements include, among other things, regulations regarding manufacturing practices, product labeling and advertising and postmarketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. Many of our facilities and procedures and those of our suppliers are subject to ongoing regulation, including periodic inspection by the FDA and other regulatory authorities. For example, manufacturers of pharmaceutical products must comply with detailed regulations governing current good manufacturing practices, including requirements relating to quality control and quality assurance. We must incur expense and spend time and effort in the areas of production, safety, quality control and quality assurance to ensure compliance with these complex regulations. In the past, our business has received notices alleging violations of these regulations, and we have modified our practices in response to these notices.

        Our manufacturing facilities and those of our suppliers could be subject to significant adverse regulatory actions in the future. These possible regulatory actions could include warning letters, fines, damages, injunctions, civil penalties, recalls, seizures of our products and criminal prosecution. These actions could result in, among other things, substantial modifications to our business practices and operations; refunds, recalls or seizures of our products; a total or partial shutdown of production in one or more of our facilities while we remedy the alleged violation; the inability to obtain future pre-market clearances or approvals; and withdrawals or suspensions of current products from the market. Any of these events, in combination or alone, could have a material adverse effect on our sales, profitability and financial condition.

We are subject to healthcare fraud and abuse regulations that could result in significant liability and require us to change our business practices and restrict our operations in the future.

        Our industry is subject to various national, supranational, federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback and false claims laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, substantial fines, imprisonment and exclusion from participation in national, federal and state healthcare programs, including Medicare, Medicaid, and Veterans' Administration health programs and health programs outside the United States. These laws and regulations are broad in scope and they are subject to evolving interpretations, which could require us to alter one or more of our sales practices. In addition, violations of these laws, or allegations of such violations, could result in a material adverse effect on our sales, profitability and financial condition.

Risks Relating to our Business

If we do not introduce new products in a timely manner, our products may become obsolete over time, customers may not buy our products and our revenue and profitability may decline.

        Demand for our products may change in ways we may not anticipate because of evolving customer needs, the introduction of new products and technologies, and evolving industry standards.

        Without the timely introduction of new products and enhancements, our products may become obsolete over time, in which case our revenue and operating results would suffer. For example, if we do not continue to develop generic injectable pharmaceuticals in a timely manner, our competitors may develop generic injectable pharmaceutical product portfolios that are more competitive than ours and we could find it more difficult to renew GPO pricing agreements or to obtain new agreements. We face similar risks if we do not introduce new versions or upgrades to our medication management or electronic drug delivery systems. Innovations generally will require a substantial investment in product development before we can determine their commercial viability, and we may not have the financial resources necessary to fund these innovations. Even if we succeed in creating new product candidates from these innovations, they may still fail to result in commercially successful products.

        The success of our new product offerings will depend on several factors, including our ability to:

  •
  properly anticipate and satisfy customer needs, including increasing demand for lower cost products;

  •
  innovate, develop and manufacture new products in an economical and timely manner;

  •
  differentiate our offerings from competitors' offerings;

  •
  achieve positive clinical outcomes for new products;

  •
  meet safety requirements and other regulatory requirements of government agencies; and

  •
  avoid infringing the proprietary rights of third parties.

Even if we are able to successfully develop new products or enhancements or new generations of our existing products, these new products or enhancements or new generations of our existing products may not produce revenue in excess of the costs of development, and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features. Finally, innovations may not be accepted quickly in the marketplace because of, among other things, entrenched patterns of clinical practice, the need for regulatory clearance and uncertainty over third-party reimbursement.

If we are unable to maintain our GPO pricing agreements, sales of our products and revenue could decline.

        Currently, a small number of GPOs influence a majority of sales to our hospital customers. GPOs negotiate pricing agreements with providers of medical products and these negotiated prices are made available to members of GPOs. If we do not have a pricing agreement with a GPO, it may become more difficult to sell our products to its members.

        We have pricing agreements with the major GPOs in the United States, including AmeriNet, Inc., Broadlane Healthcare Corporation, Consorta, Inc., MedAssets Inc., Novation, LLC, PACT, LLC and Premier Purchasing Partners, LP. We expect that we will continue to have all of these pricing agreements after the separation. It will be important for us to continue to maintain pricing arrangements with major GPOs. In order to maintain these relationships, we need to offer a reliable supply of high quality FDA-compliant products. We also need to maintain a broad product line and be price competitive.

        The GPOs also have a variety of business relationships with our competitors and may decide to enter into pricing agreements for or otherwise prefer products other than ours. While GPOs negotiate incentives for members to purchase specified products from a given manufacturer or distributor, GPO pricing agreements allow customers to choose between the products covered by the arrangement and another manufacturer's products, whether or not purchased under a negotiated pricing agreement. As a result, we may face competition for our products even within the context of our GPO pricing agreements.

        Although many of our GPO pricing agreements may not be terminated without breach until the end of their contracted term, others may be terminated on 60 or 90 days notice. If we are unable to establish or maintain arrangements with key GPOs and customers, or if GPO members alter their preference for our products in favor of those of our competitors, sales of our products and our sales and profitability will decline.

Our obligation to indemnify Abbott from liabilities relating to our business could be burdensome.

        As part of the agreements we will enter into with Abbott to effect the separation, we will agree to assume, and indemnify Abbott and each of its affiliates from and against, substantially all liabilities relating to, arising out of or resulting from our business, including when our business was a part of Abbott. See "Arrangements Between Abbott and Hospira" for more information on these indemnification obligations. Losses arising out of our obligation to indemnify Abbott from such liabilities could be significant and in that event could have a material adverse effect on our profitability and financial condition.

State and federal investigations and existing and future lawsuits relating to the reporting of pricing information in connection with the Medicare and Medicaid programs could have a material adverse effect on our business, profitability and financial condition.

        Various state and federal agencies, including the U.S. Department of Justice and various state attorneys general, are investigating a number of pharmaceutical companies, including Abbott, for allegedly engaging in improper marketing and pricing practices with respect to certain Medicare and Medicaid reimbursable products, including practices relating to average wholesale price. These are civil investigations that are seeking to determine what the practices in question were and whether they violated any laws, including federal and state false claims acts, or constitute fraud in connection with the Medicare and/or Medicaid reimbursement paid to third parties. In addition, Abbott is a defendant in a number of purported class actions on behalf of individuals or entities, including health care insurers and other third-party payors, that allege generally that Abbott and numerous other pharmaceutical companies reported false pricing information in connection with federal, state and private reimbursement for certain drugs. See "Business—Legal Matters" for more information regarding these investigations and lawsuits. A large number of the Abbott products involved in these investigations and lawsuits are currently part of Abbott's core hospital products business and will become our products following the distribution. There may be additional investigations or lawsuits initiated with respect to these matters in the future.

        We have assumed any liabilities Abbott incurs with respect to these pending or future investigations or lawsuits to the extent they relate to our products or were caused by our actions or inactions when we were part of Abbott, and we are obligated to indemnify Abbott for the liabilities we have assumed. It is also possible that we will be named as a subject or defendant in these investigations or lawsuits. We have not established any reserves related to these matters, and we do not currently believe insurance coverage will be available for any resulting losses. These investigations and lawsuits could result in changes to our business practices or pricing policies, civil or criminal monetary damages, penalties or fines, imprisonment and/or exclusion of our products from participation in federal and state healthcare programs, including Medicare, Medicaid and Veterans' Administration health programs, any of which, because of our obligation to indemnify Abbott or because we may be named ourselves, could have a material adverse effect on our business, profitability and financial condition.

The manufacture of our products is highly exacting and complex, and if we or our suppliers encounter problems manufacturing products, our business could suffer.

        The manufacture of our products is highly exacting and complex, due in part to strict regulatory requirements which govern their manufacture. Problems may arise during manufacturing for a variety of reasons including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials and environmental factors. If problems arise during the production of a batch of product, that batch of product may have to be discarded. This could, among other things, lead to increased costs, lost revenue, damage to customer relations, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. For example, one of our sterile injectable pharmaceuticals manufacturing plants experienced a breach of sterility in 2003 as a result of high winds and rain during a hurricane, which caused us to suspend production while the sterile suite was repaired and resulted in shortages. We also experienced an interruption in our supply of plastic bottles in 2003 when our supplier failed to meet product specifications and the supplier had to cease production during repairs. Production problems in our contract manufacturing operations could be particularly significant because the cost of raw materials is often higher than in our other businesses. If problems are not discovered before the product is released to the market, recall and product liability costs may also be incurred. For example, one of our suppliers substituted an unapproved alternate material in the production of disposable I.V. sets in 2003, resulting in a recall of affected products and product shortages. To the extent we experience significant manufacturing problems, this could have a material adverse effect on our sales and profitability.

We will conduct sales activity outside of the United States, which will subject us to additional business risks that may cause our revenue and profitability to decline.

        Because our products are sold in a number of foreign countries, our business is subject to risks associated with doing business internationally. In 2003, our business derived approximately $405 million, or 15% of our net sales, from sales of products outside of the United States. We intend to continue to pursue growth opportunities in sales of our products outside the United States, which could expose us to greater risks. The risks associated with our operations outside the United States include:

  •
  changes in foreign medical reimbursement policies and programs;

  •
  unexpected changes in foreign regulatory requirements;

  •
  differing local product preferences and product requirements;

  •
  fluctuations in foreign currency exchange rates;

  •
  trade protection measures and import or export licensing requirements;

  •
  difficulty in establishing, staffing and managing foreign operations;

  •
  differing labor regulations;

  •
  potentially negative consequences from changes in tax laws;

  •
  political and economic instability; and

  •
  diminished protection of intellectual property in some countries outside of the United States.

The effects of these risks may, individually or in the aggregate, have a material adverse effect on our sales and profitability.

As part of the separation from Abbott, we will assume a significant amount of debt, which will subject us to various restrictions and decrease our profitability.

        In connection with our separation from Abbott, we expect to assume, without recourse to Abbott, approximately $750 million in debt under senior unsecured borrowing arrangements. Abbott will retain all of the proceeds of these borrowing arrangements and will have no obligations under the borrowing arrangements following the distribution. We estimate that our annual debt service obligations with respect to these borrowing arrangements in 2003 would have been $34 million if the distribution had occurred on January 1, 2003. We also expect to enter into a $250 million unsecured revolving credit facility to fund working capital and other capital requirements. These borrowing arrangements will contain customary restrictions, covenants and events of default. The terms of these borrowing arrangements and any future indebtedness may impose various restrictions and covenants on us that could limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities. As part of the separation, we will also agree to purchase certain operations and assets (net of liabilities) from Abbott outside the United States after the distribution date for an aggregate purchase price of approximately $250 million. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed discussion of these borrowings and our liquidity following the separation and distribution.

We may not have sufficient funding for our operating and capital requirements.

        We may need to incur additional debt or issue equity in order to fund working capital, capital expenditures and product development requirements or to make acquisitions and other investments. We cannot assure you that debt or equity financing will be available to us on acceptable terms or at all. If we are not able to obtain sufficient financing, we may be unable to maintain or grow our business. It may be more expensive for us to raise funds through the issuance of additional debt than the cost of raising funds or issuing debt for our business while it was part of Abbott.

        If we raise funds through the issuance of debt or equity, any debt securities or preferred stock issued will have rights, preferences and privileges senior to those of holders of our common stock in the event of a liquidation, and the terms of the debt securities may impose restrictions on our operations. If we raise funds through the issuance of equity, the issuance would dilute your ownership interest.

We depend on third parties to supply raw materials and other components and may not be able to obtain sufficient quantities of these materials, which could limit our ability to manufacture products on a timely basis and could harm our profitability.

        The manufacture of our products requires raw materials and other components that must meet stringent FDA and other regulatory requirements. Some of these raw materials and other components are currently available only from a limited number of suppliers. For example, our LifeShield® CLAVE® and MicroCLAVE® connector products, which represented approximately    % of our sales in 2003, rely on proprietary components that are available exclusively from ICU Medical, Inc. CLAVE® and MicroCLAVE® are registered trademarks of ICU Medical. In addition, we purchase from single sources certain compounding material, polyvinyl-chloride resin and laminate film components for our production of certain flexible bags that we use with our I.V. and pre-mixed solutions, as well as rubber components that we use with some of our injectable pharmaceuticals. Identifying alternative suppliers and obtaining approval to change or substitute a raw material or component, or the supplier of a raw material or component, can be time consuming and expensive, as testing, validation and regulatory approval are necessary. In the past, our business has experienced shortages in some of the raw materials and components of its products. If our suppliers are unable to deliver sufficient quantities of these materials on a timely basis, the manufacture and sale of our products may be disrupted and our sales and profitability could be materially adversely affected.

Our manufacturing capacity could limit our ability to expand our business without significant capital investment.

        Although we believe that we will have adequate manufacturing capacity at the time of the separation, we may need to invest substantial capital resources to expand our manufacturing capacity if demand for our products increases significantly or if we are successful in obtaining significant additional customers for our injectable pharmaceuticals contract manufacturing services business. We may not be able to complete any such expansion projects in a timely manner or on a cost-effective basis, and we may not realize the desired benefits of any such expansion.

We may acquire other businesses, license rights to technologies or products from third parties or form alliances that could cause us to incur significant expenses and could negatively affect our profitability.

        As part of our business strategy, we may pursue acquisitions of complementary businesses and technology licensing arrangements. We also may pursue strategic alliances to expand our product offerings and geographic presence. We may not identify or complete these transactions in a timely manner, on a cost-effective basis or at all, and we may not realize the expected benefits of any acquisition, license arrangement, or strategic alliance. Other companies, including those with substantially greater financial and sales and marketing resources, may compete with us for these strategic opportunities. Further, if we are successful in securing such opportunities, the products and technologies that we acquire may not be successful or may require significantly greater resources and investments than originally anticipated. In addition, we may enter markets in which we have no or limited prior experience. We may not be able to integrate acquisitions successfully into our existing business and we could incur or assume significant debt and unknown or contingent liabilities. We could also experience negative effects on our reported results of operations from acquisition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. Integration of an acquired business also may require management resources that otherwise would be available for ongoing development of our existing business.

        U.S. federal income tax considerations may limit our ability to issue stock after the distribution. See "—Risks Related to Our Separation from Abbott—There could be significant liability if the distribution is determined to be a taxable transaction."

The Financial Accounting Standards Board is considering a proposal that would require companies to expense employee stock options.

        Our historical financial results do not reflect expensing of employee stock options. If the Financial Accounting Standards Board adopts a requirement that companies expense options, it could have a material adverse effect on our reported results of operations. For example, had options been expensed in 2003 using the fair value-based accounting method, our net income would have been reduced by approximately $22 million, or 8.5%.

We may incur product liability losses, and insurance coverage could be inadequate or unavailable to cover these losses.

        Our business is subject to potential product liability risks that are inherent in the design, development, manufacture and marketing of drugs and medical devices. In the ordinary course of business, we are the subject of product liability claims and lawsuits alleging that our products have resulted or could result in an unsafe condition or injury to patients. Product liability claims and lawsuits, safety alerts or product recalls, regardless of their ultimate outcome, could have a material adverse effect on our business and reputation and on our ability to attract and retain customers.

        Upon our separation from Abbott, we will assume substantially all liabilities, including liabilities for claims and lawsuits, primarily related to our business, whether they arose before or after the distribution, and will indemnify Abbott against all losses, costs and expenses arising out of those liabilities. As part of our risk management policy, we expect to arrange for third-party product liability insurance coverage, which we expect will include a substantial retention or deductible that provides that we will not receive insurance proceeds until the losses incurred exceed the amount of that retention or deductible. To the extent that any losses are within these retentions or deductibles, we will be responsible for the administration and payment of these losses. Product liability claims in excess of applicable insurance could have a material adverse effect on our profitability and financial condition.

If we are unable to protect our intellectual property rights or if we infringe the intellectual property rights of third parties, our business and prospects could be harmed.

        We rely on trade secrets, confidentiality agreements, continuing technological innovation and, in some cases, patent, trademark and service mark protection to preserve our competitive position. Our failure to protect our intellectual property could harm our business and prospects, and our efforts to protect our proprietary rights may not be adequate.

        Most of our products are not protected by patents or other proprietary rights, and patent filings by third parties could render our intellectual property less valuable. In addition, intellectual property rights may be unavailable or limited in certain countries outside the United States, which could make it easier for competitors to capture market position. Competitors may also harm sales of our products by designing products that mirror the capabilities of our products or technology without infringing our intellectual property rights. If we do not obtain sufficient international protection for our intellectual property, our competitiveness in international markets could be impaired, which would limit our growth and future revenue.

        A successful claim of patent or other intellectual property infringement against us could adversely affect our growth and profitability, in some cases materially. We cannot assure you that others will not claim that our proprietary or licensed products are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. Claims of intellectual property infringement could be costly and time consuming and might require us to enter into costly royalty or license agreements, if we are able to obtain royalty or license agreements on terms acceptable to us or at all. We also may be subject to significant damages or an injunction preventing us from manufacturing, selling or using some of our products in the event of a successful claim of patent or other intellectual property infringement. Any of these adverse consequences could have a material adverse effect on our profitability and financial condition.

Risks Related to our Separation from Abbott

Our historical financial information may not be indicative of our future results as an independent company.

        The historical financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or, to a greater extent than is generally the case, what our results of operations, financial position and cash flows will be in the future when we are an independent company. This is primarily a result of the three factors described below:

  •
  our historical financial information reflects estimated allocations for services historically provided by Abbott, and we expect these allocations to be different from the costs we will incur for these services in the future as an independent company;

  •
  our historical financial information does not reflect the debt we will incur as part of the separation and distribution and our obligations to purchase from Abbott certain operations and assets (net of liabilities) of our business outside the United States after the distribution date; and

  •
  the historical financial information does not reflect any increased costs associated with being an independent company, including changes that we expect will occur in the cost structure, personnel needs, financing and operations of the contributed business as a result of the separation from Abbott and from our reduced economies of scale.

        For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of our business, please see "Selected Financial Information," "Unaudited Pro

Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and the accompanying notes included elsewhere in this information statement.

We have no history operating as an independent company, and we may experience increased costs after the separation or as a result of the separation which could decrease our overall profitability.

        Prior to the separation, our business was operated by Abbott as part of Abbott's corporate organization rather than as an independent company. Abbott performed many important corporate functions for our operations, including information technology support, finance and tax administration, and international administration, distribution and sales functions. Following the separation, Abbott will provide some of these functions to us on a transitional basis as described in "Arrangements Between Abbott and Hospira." At such point in time as we begin to operate these functions independently, if we do not have in place our own adequate systems and business functions, or outsource them from other providers, we may not be able to operate our business effectively and our profitability may decline.

        In addition, prior to the separation, our business took advantage of Abbott's size and purchasing power in procuring goods, services and technology, including raw materials, office supplies and equipment, travel and computer software licenses. As a separate, independent company, we may be unable to obtain goods, services and technology at prices and on terms as favorable as those obtained prior to the separation, which could decrease our overall profitability. As a separate, independent company, we may also not be as successful in negotiating favorable tax treatments and credits with governmental entities.

        We will need to replicate certain facilities, systems, infrastructure and personnel to which we will no longer have access after our separation from Abbott. We will also need to make significant investments to develop our independent ability to operate without access to Abbott's existing operational and administrative infrastructure. These initiatives will be costly to implement.

As we build our information technology infrastructure and transition our data to our own systems, we could experience temporary business interruptions and incur substantial additional costs.

        After the separation, we will install and implement information technology infrastructure to support our critical business functions, including accounting and reporting, manufacturing process control, customer service, inventory control and distribution. We may incur temporary interruptions in business operations if we cannot transition effectively from Abbott's existing operating systems, databases and programming languages that support these functions as we replace these systems.

        We may not be successful in implementing our new systems and transitioning our data, and we may incur substantially higher costs for implementation than currently anticipated. Our failure to avoid operational interruptions as we implement the new systems and transition our data, or our failure to implement the new systems and transition our data successfully, could disrupt our business and have a material adverse effect on our profitability.

There could be significant liability if the distribution is determined to be a taxable transaction.

        Abbott has received a private letter ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the distribution substantially to the effect that, for U.S. federal income tax purposes, the distribution will qualify as a tax-free distribution under Section 355 of the Internal Revenue Code. While generally binding on the Internal Revenue Service, the letter ruling is subject to certain factual representations and assumptions. If these factual representations and assumptions are incorrect in any material respect at the time of the distribution, this letter ruling could be retroactively revoked or modified by the Internal Revenue Service. We are not aware of any facts or circumstances that would cause these representations or assumptions to be untrue or incomplete in any material respect. If, notwithstanding the letter ruling, the distribution is determined to be a taxable transaction, you and Abbott could be subject to significant U.S. federal income tax liability. We are required to indemnify Abbott for any tax Abbott incurs as a result of our taking or failing to take, as the case may be, certain actions that result in the distribution failing to meet the requirements of a tax-free distribution.

        Section 355(e) of the Internal Revenue Code would cause the distribution to be taxable to Abbott if we engage in, or enter into an agreement to engage in, a transaction that would result in a 50 percent or greater change by vote or value in our stock ownership during the four-year period beginning on the date that begins two years before the distribution date, unless it is established that the transaction is not pursuant to a plan or series of transactions related to the distribution. If an acquisition or issuance of our stock causes the distribution to be taxable to Abbott under Section 355(e), we would be required to indemnify Abbott against that tax under the tax sharing agreement.

        If we were to be required to indemnify Abbott for taxes incurred as a result of the distribution being taxable, it would have a material adverse effect on our profitability and financial condition.

We may not successfully transition our operations outside the United States.

        We expect to enter into various transitional services arrangements with Abbott prior to the distribution pursuant to which Abbott will assist in the marketing and sale of our products outside the United States. These arrangements will be based on arm's length terms and conditions. We expect these arrangements will continue in each market in which our products are sold outside of the United States until the earlier of two years or such time as we have established sufficient infrastructure to conduct operations or obtained an independent distributor for a particular market and succeeded in transferring the regulatory authorizations for our products.

        Although we will attempt to minimize any disruption to our ability to successfully market and sell our products in markets outside the United States, our ability to supply those markets, and our relationships with customers in those markets, may be disrupted by the transition of our business in those markets. Further, if we fail to establish sufficient infrastructure to conduct operations, obtain an independent distributor or obtain registrations for our products in markets in which our products are sold outside of the United States prior to the expiration or termination of these transition arrangements, we may be unable to sell our products in those markets. These risks could have a material adverse effect on our ability to distribute and sell our products in markets outside the United States and on our profitability.

Our business has historically had lower growth rates and profit margins than, and may in the future grow more slowly than, the businesses retained by Abbott.

        Our business has historically been conducted by Abbott as part of its hospital products and international segments. Abbott is retaining all of its other pharmaceutical, diagnostic and nutritionals businesses, as well as the following products that have historically been part of its hospital products business: hospital operating room pharmaceuticals, proprietary hospital pharmaceuticals, pain management products, vascular devices and orthopedic devices. These products retained by Abbott include most of Abbott's brand-name pharmaceuticals.

        In general, the businesses Abbott is retaining rely on specialty sales forces to promote proprietary, branded products directly to physicians, hospital pharmacists and large clinical and reference laboratories, where competition is typically based on unique product characteristics. Although these businesses require significant investment in research and development that may not result in a marketable product, they can experience rapid growth and high profit margins if their products are successful. In contrast, our business markets a broad portfolio of products primarily through large volume contracts negotiated with GPOs and their member hospitals, with IDNs and with governmental entities. As a result of these markets and the generic nature of many of our products, our business has historically had lower growth rates and margins than many of Abbott's other businesses, and we may not grow as rapidly in the future as the businesses being retained by Abbott.

Risks Related to Ownership of our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our stock following the distribution.

        Prior to the distribution, there has been no trading market for our common stock. We cannot predict the extent to which investors' interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this information statement or for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by our customers or competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies within our industry experience declines in their stock price, our stock price may decline as well. In addition, when the market price of a company's common stock drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

A number of our shares are or will be eligible for future sale, which may cause our stock price to decline.

        Any sales of substantial amounts of our common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of our common stock to decline. Upon completion of the distribution, we will have issued and outstanding an aggregate of                        shares of our common stock based upon the shares of Abbott common stock outstanding on                        . These shares will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, which we refer to as the Securities Act, unless the shares are owned by one of our "affiliates," as that term is defined in Rule 405 under the Securities Act.

        We are unable to predict whether large amounts of our common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time. A portion of Abbott's common stock is held by index funds tied to the Standard & Poor's 500 Index or other stock indices. If we are not included in these indices at the time of distribution, these index funds will be required to sell our stock. Similarly, some institutional shareholders may not be allowed by their charters to hold the stock of companies that do not pay dividends. If our board of directors does not decide to pay dividends after the distribution, we expect that these stockholders will sell the shares of our common stock distributed to them.

        Our employees will have options to purchase approximately            shares of our common stock immediately after the distribution at a weighted average purchase price of $            per share. Stock options will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. From time to time, we will issue additional options to our employees under our existing and future employee benefits plans. Approximately                         shares of our restricted stock will be outstanding immediately after the distribution.

The terms of our separation from Abbott, anti-takeover provisions of our certificate of incorporation and by-laws, our rights agreement and provisions of Delaware law could delay or prevent a change of control that you may favor.

        Provisions of our certificate of incorporation and by-laws and our rights agreement, which will be in effect after the separation, may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable or may impede the ability of the holders of our common stock to change our management. The provisions of our certificate of incorporation and by-laws, among other things, will:

  •
  divide our board of directors into three classes, with members of each class to be elected for staggered three year terms;

  •
  limit the right of stockholders to remove directors;

  •
  regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders; and

  •
  authorize our board of directors to issue preferred stock in one or more series, without stockholder approval.

        An acquisition or further issuance of our stock could trigger the application of Section 355(e) of the Internal Revenue Code. For a discussion of Section 355(e), please see "The Separation and Distribution—U.S. Federal Income Tax Consequences of the Distribution." Under the tax sharing agreement we would be required to indemnify Abbott for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

        In addition, because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law, this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes the holder of more than 15% of the corporation's outstanding voting stock.

        See "Arrangements Between Abbott and Hospira—Separation and Distribution Agreement" and "Description of Capital Stock" for a more detailed description of these agreements and provisions.

FORWARD-LOOKING STATEMENTS

        This information statement may contain forward-looking statements within the meaning of the federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the federal securities laws. In some cases, you can identify these statements by our use of forward-looking words such as "may," "will," "should," "anticipate," "estimate," "expect," "plan," "believe," "predict," "potential," "project," "intend," "could" or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business as an independent public company are forward-looking statements. You should be aware that these statements and any other forward-looking statements in this document only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions. Many of these risks, uncertainties and assumptions are beyond our control, and may cause actual results and performance to differ materially from our expectations. Important factors that could cause our actual results to be materially different from our expectations include the risks and uncertainties set forth in this information statement under the heading "Risk Factors." Accordingly, you should not place undue reliance on the forward-looking statements contained in this information statement. These forward-looking statements speak only as of the date on which the statements were made. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

DIVIDEND POLICY

        We expect that we will pay a regular annual cash dividend, subject to the discretion of our board of directors. The amount of the cash dividend will be determined by our board of directors after the separation and distribution, and will be based upon a number of factors, including our profitability, cash flow and financial requirements.

CAPITALIZATION

        The following table sets forth our combined capitalization as of December 31, 2003 on a historical and pro forma basis to give effect to the separation and distribution and the transactions related to the separation and distribution. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited pro forma combined financial statements and corresponding notes included elsewhere in this information statement. For an explanation of the pro forma adjustments made to our historical combined financial statements for the separation and distribution and the transactions related to the separation and distribution to derive the pro forma capitalization described below, see "Unaudited Pro Forma Combined Financial Statements."

	As of December 31, 2003
	Historical	Pro Forma (unaudited)
	(dollars in millions)
Due to Abbott	$—	$250
Long-term debt	—	750

Total debt		1,000
Accumulated Other Comprehensive Loss	(28)	(12)
Net Investment in Hospira, Inc.	1,481	696

Total Stockholders' equity	1,453	684

Total Capitalization	$1,453	$1,684

        The pro forma amount due to Abbott of approximately $250 million represents the consideration required to be paid by us for certain operations and assets (net of liabilities) outside the United States. We will purchase these assets over a two year period as we establish our business infrastructure outside the United States and obtain the approval of applicable regulatory authorities for the transfer of the marketing authorizations for our products. We will pay Abbott interest on a portion of this consideration at local prevailing short-term rates in connection with our use of these assets during that period.

        The pro forma long-term debt of approximately $750 million reflects our assumption of debt under senior unsecured borrowings. Abbott will receive all of the proceeds of these borrowings and we will not receive any of the proceeds. The debt we will assume from Abbott represents the portion of Abbott's liabilities that Abbott determined would result in an appropriate capital structure for us as a financially viable independent company. The amount of Abbott's net investment in the contributed business, totaling $1,453 million, was recorded as Net Investment in Hospira in our historical combined financial statements. The pro forma stockholders' equity balance of $684 million is the result of the reclassification of Abbott's remaining net investment in us after giving effect to the incremental borrowings described above and other pro forma adjustments.

        We would have had, on a pro forma basis,            shares of stock outstanding as of                        , 2003 based on each holder of Abbott common shares receiving a dividend of one share of our common stock for every            Abbott common shares, there being            Abbott common shares outstanding on that date, excluding treasury shares and assuming no exercise of outstanding options.

        Our ability to issue additional stock is constrained because such an issuance of additional stock may cause the distribution to be taxable to Abbott under Section 355(e) of the Internal Revenue Code, and under the tax sharing agreement we would be required to indemnify Abbott against that tax. See "The Separation and Distribution—U.S. Federal Income Tax Consequences of the Distribution" and "Arrangements Between Abbott and Hospira—Tax Sharing Agreement" for a more detailed discussion of Section 355(e) and our Tax Sharing Agreement with Abbott.

SELECTED FINANCIAL INFORMATION

        The following table sets forth our selected financial information derived from our (i) unaudited combined financial statements as of December 31, 2000 and 1999 and for the year ended December 31, 1999, which are not included in this information statement; (ii) audited combined financial statements as of December 31, 2001 and for the year ended December 31, 2000, which are not included in this information statement; and (iii) audited combined financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, which are included elsewhere in this information statement. The historical financial information presented may not be indicative of the results of operations or financial position that would have been obtained if we had been an independent company during the periods shown or of our future performance as an independent company.

        The selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma combined financial statements and the corresponding notes included elsewhere in this information statement.

	For the Years Ended December 31,
	2003	2002	2001	2000	1999
	(dollars in millions)
Combined Statement of Earnings Data:
Net Sales	$2,624	$2,603	$2,514	$2,348	$2,241
Net earnings	260	247	273	297	241
Combined Balance Sheet Data:
Total assets	$2,250	$2,154	$2,133	$2,057	$1,874

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

        The unaudited pro forma combined financial statements reported below consist of unaudited pro forma combined statements of earnings for the year ended December 31, 2003 and an unaudited pro forma combined balance sheet as of December 31, 2003. The unaudited pro forma combined financial statements reported below should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations," the combined financial statements and the corresponding notes included elsewhere in this information statement.

        In connection with our separation from Abbott, we expect to assume approximately $750 million in debt under senior unsecured borrowing arrangements that Abbott will enter into prior to the distribution date. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed discussion of the senior unsecured borrowing arrangements and our liquidity following the separation and distribution.

        The unaudited pro forma combined balance sheet and statement of earnings included in this information statement have been derived from the combined financial statements included elsewhere in this information statement and do not purport to represent what our financial position and results of operations actually would have been had the separation and distribution occurred on the dates indicated, or to project our financial performance for any future period. Abbott did not account for the contributed business as, and the contributed business was not operated as, a separate, independent company for the periods presented.

        The pro forma balance sheet adjustments assume that our separation from Abbott occurred as of December 31, 2003. The pro forma adjustments to the Combined Statements of Earnings for the year ended December 31, 2003 assume that the separation occurred as of January 1, 2003.

 Unaudited Pro Forma Combined Statement of Earnings
for the Year Ended December 31, 2003

(Dollars and Shares in Millions, Except Per Share Amounts)

	Historical	Pro Forma Adjustments		Pro Forma
Net Sales	$2,400	$—		$2,400
Net Sales to Abbott Laboratories	224	(76	)(C)	148

Total Net Sales	2,624	(76)		2,548
Cost of products sold	1,923	(7 (94	)(B) )(C)	1,822
Research and development	110	(2	)(B)	108
Selling, general and administrative	231	(6	)(B)	225

Total Operating Costs and Expenses	2,264	(109)		2,155
Interest expense	—	34	(A)	34
Net foreign exchange (gain) loss	(2)	—		(2)
Other (income)/expense, net	3	—		3

Earnings before taxes	359	(1)		358
Taxes on earnings	99	—	(D)	99

Net earnings	$260	$(1)		$259

Unaudited Pro Forma Earnings Per Share
Basic	N/A		(E)
Diluted	N/A		(F)
Average Number of Shares Used in Calculating Earnings Per Share
Basic	N/A		(E)
Diluted	N/A		(F)

See Accompanying Notes To Unaudited Pro Forma Combined Financial Statements.

 Unaudited Pro Forma Combined Balance Sheet as of December 31, 2003

(Dollars in Millions)

	Historical	Pro Forma Adjustments		Pro Forma
Assets
Current Assets:
Trade receivables, net	$316	$—		$316
Inventories	609	—		609
Prepaid expenses, deferred income taxes and other receivables	151	(6 (5	)(J) )(M)	140

Total Current Assets	1,076	(11)		1,065
Net Property and Equipment	855	(56 51	)(K) (L)	850
Intangible Assets, net	5	—		5
Goodwill	81	—		81
Deferred Income Taxes and Other Assets	233	(81 (1	)(J) )(M)	151

Total Assets	$2,250	$(98)		$2,152

Liabilities and Shareholders' Equity
Current Liabilities:
Trade accounts payable	$106	$—		$106
Salaries and other accruals	254	(15 (15	)(J) )(M)	224
Due to Abbott Laboratories within one year	—	125	(H)	125

Total Current Liabilities	360	95		455
Long-term Debt	—	750	(G)	750
Due to Abbott Laboratories beyond one year	—	125	(H)	125
Post-employment Obligations and Other Long-Term Liabilities	437	(285 (14	)(J) )(M)	138
Net investment in Hospira, Inc.	1,481	(1,481	)(I)	—
Common stock, $0.01 par value, authorized 100 shares; outstanding 100 shares	—			—
Additional paid in capital	—	577 49	(I) (M)	626
Retained earnings	—	70	(I)	70
Accumulated other comprehensive loss	(28)	65 (49)	(J) (M)	(12)

Total Liabilities and Shareholders' Equity	$2,250	$(98)		$2,152

See Accompanying Notes To Unaudited Pro Forma Combined Financial Statements.

Notes to Unaudited Pro Forma Combined Financial Statements

        Please note that, due to regulations governing the preparation of pro forma financial statements, the pro forma financial statements do not reflect certain estimated incremental expenses associated with being an independent, public company. These additional pretax expenses are estimated to be $45 million for 2004. The estimated incremental expenses associated with being an independent, public company include costs for computer systems and costs associated with corporate administrative services such as tax, treasury, audit, risk management and insurance, legal, stockholder relations and human resources.

  (A)
  Reflects interest expense related to approximately $750 million in debt that Hospira expects to assume. Also includes interest expense of $4 million annually on equipment and inventory as described in note H below. Based on Hospira's current expected investment grade debt rating, the interest rate on the $750 million of debt is expected to be approximately 4%. Interest expense was calculated assuming constant debt levels throughout the periods. Interest expense may be higher or lower if our actual interest rate or our credit ratings change. A 1/8% change to the annual interest rate would change net income by $0.7 million on an annual basis.

  (B)
  Reflects the removal of the cost of retirement benefits that will be retained by Abbott after the distribution. Abbott has agreed to retain the post-employment medical benefits obligations for most of Hospira's employees who were retired or who were eligible to retire as of the date of the distribution. Abbott will also retain the defined benefit plan obligations and assets for most of Hospira's retirees as of the distribution date.

  (C)
  Reflects the estimated differences in revenues and costs that Hospira will record for purchases and sales of product between Hospira and Abbott under contract manufacturing arrangements that will last at least one year, versus the amounts recorded in the historical financial statements. Historically, inventory transfers between Abbott and Hospira were recorded at cost. Subsequent to the distribution, Hospira will record as revenue its costs plus a third-party manufacturing profit for manufacturing services provided to Abbott. Inventory that Hospira purchases from Abbott will be on the same basis as the historical amounts, but will also include a third-party manufacturing profit. Hospira expects the higher amounts paid for inventory purchased from Abbott will continue to allow recovery of its costs to sell and a normal profit.

  (D)
  Reflects the tax effects of the pro forma adjustments at the applicable income tax rates.

  (E)
  The number of Hospira shares used to compute basic earnings per share is based on the number of shares of Hospira common stock assumed to be outstanding on the distribution date, based on the number of Abbott common shares outstanding on December 31, 2003, assuming a distribution ratio of one share of Hospira common stock for every        Abbott common shares outstanding. The actual number of Hospira basic shares outstanding will not be known until after the distribution date when the actual number of shares distributed is determined.

  (F)
  The number of shares used to compute diluted earnings per share is based on the number of basic shares of Hospira common stock as described in Note E above, plus incremental shares assuming exercise of dilutive outstanding options. The actual number of options will not be determined until after the distribution date.

  (G)
  Hospira expects to assume approximately $750 million in debt under senior unsecured borrowing arrangements that Abbott will enter into prior to the distribution date. Abbott will retain all of the proceeds of these borrowings.

  (H)
  Hospira will purchase certain operations and assets (net of liabilities) from Abbott outside the United States after the distribution date as Hospira establishes its business infrastructure outside the United States and obtains regulatory approval for the transfer of the marketing authorizations for Hospira products. These amounts due to Abbott represent the estimated consideration for these net assets. Hospira will pay Abbott interest on Abbott's net investment in the net book value of equipment from the date of the distribution until local closing, and on the beginning inventory until that inventory is realized by collection of a receivable. Hospira will not pay interest on the accounts receivable because it will pay for them when collected, representing a prepayment of the ultimate purchase price. The total amount due to Abbott is expected to be approximately $250 million, of which one-half has been reflected as due within one year and the remaining half has been reflected as due beyond one year.

  (I)
  On the distribution date, Abbott's net investment in Hospira will be redesignated as Hospira Shareholders' Equity and will be allocated between common stock and additional paid in capital based on the number of shares of Hospira common stock outstanding at the distribution date. The pro forma amount allocated to retained earnings represents accumulated retained earnings from Hospira's incorporation on September 16, 2003 through December 31, 2003.

  (J)
  Reflects the retirement obligations, net of assets, retained by Abbott, as described in Note B above. The adjustment includes an anticipated Abbott contribution of an amount currently estimated at $36 million to Hospira to fund Hospira's primary pension plan after the distribution.

  (K)
  Reflects an adjustment to eliminate one manufacturing facility in North Chicago, Illinois and two international manufacturing facilities, Sligo, Ireland and Toronto, Canada, that Hospira has operated in the past, and which Abbott will retain. The North Chicago facility will be leased to Hospira.

  (L)
  Reflects an adjustment to add a manufacturing facility in Liscate, Italy, which will be used by Hospira on a short-term basis for manufacture of an Abbott product, and on a long-term basis for the manufacture of Hospira products.

  (M)
  Under the terms of the Separation and Distribution Agreement, certain assets and liabilities will not or may not be transferred or assumed by Hospira. These amounts are not significant individually or in the aggregate.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Financial Review

        Hospira, Inc. (Hospira) has operated as a part of Abbott's Hospital Products and International segments during the period of time covered by the financial statements included elsewhere in this information filing. References to the historical assets, liabilities, products, businesses or activities of Hospira are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the business as it was conducted as part of Abbott and its subsidiaries prior to the distribution. Resource allocations made within the Hospital Products and International segments have impacted the level of resources allocated to Hospira's business in any given year. These resource allocations affected Hospira's manufacturing cost structure, research and development project funding, and marketing, promotion and selling activities. After the separation from Abbott, Hospira's resource allocations may change. In addition, the financial information in the financial statements does not necessarily include all the expenses that would have been incurred had Hospira been a separate, stand-alone entity and may not necessarily reflect Hospira's results of operations, financial position and cash flows had Hospira been a stand-alone company during the periods presented.

        Hospira's revenues are derived primarily from the sale of a broad line of medication delivery and specialty pharmaceutical products manufactured primarily in Hospira facilities and sold to customers under short-term receivable arrangements. Approximately 46 percent of Hospira's net sales are made under contracts with group purchasing organizations. Typically, these contracts cover a portion of Hospira's product lines, specify the prices for Hospira's products, and are effective for three to five years. Generally, the contracts are extended or competitively bid prior to contract expiration. The ability of Hospira to renew existing contracts or to enter into new contracts with the group purchasing organizations and their member hospitals is a key factor affecting the volume of product revenues that Hospira will record. Hospira's contract manufacturing revenues are most affected by the third party's end market demand; contract expirations and renewals can also affect period-to-period comparisons. Other factors that affect product revenues are technological differentiation and foreign currency translation.

        While the legal transfer of certain operations and assets (net of liabilities) outside the United States will occur after the distribution date, these operations and assets will be used in the conduct of Hospira's international business and Hospira will be subject to the risks and entitled to the benefits generated by the operations and assets commencing immediately after the distribution date. Hospira will be dependent on Abbott's international infrastructure for up to two years after separation from Abbott.

        Initially, Hospira expects to assume approximately $750 million in debt under senior unsecured borrowing arrangements that Abbott will enter into prior to the distribution date. The borrowings may be in the form of credit facilities, bonds or most likely some combination thereof. Upon the distribution, Abbott will be relieved of all obligations under the borrowing arrangements and Hospira will become solely obligated to satisfy all payments and other terms of the borrowing arrangements. Hospira will also be obligated to purchase the international net assets from Abbott for approximately $250 million over a period of time of up to two years after separation from Abbott. Hospira also expects to enter into a $250 million revolving credit facility that will be available for working capital and other requirements. This facility will allow Hospira to borrow funds on an unsecured basis at variable interest rates as short-term cash needs dictate.

        Hospira management believes the key initiatives it will focus on in the next few years are as follows: continue the administrative separation from Abbott in the United States; establish its international infrastructure; identify and execute product line expansion opportunities either through internal development or strategic alliances; and identify and execute structural changes to maximize efficiencies and lower costs.

Critical Accounting Policies

        Revenue Recognition—Hospira's primary source of revenue is from product sales. Product sales revenue is recognized upon passage of title and risk of loss to customers (when product is delivered to common carrier for shipment to domestic customers). The injectable pharmaceutical contract manufacturing business involves filling customers' active pharmaceutical ingredient (API) into delivery systems. Under these arrangements, customers' API is often consigned to Hospira, and Hospira is then liable for loss due to physical damage. For these arrangements, Hospira records revenue for the materials and labor provided by Hospira, plus a profit, upon shipment of product to the customer. Contract injectable pharmaceutical manufacturing revenues are approximately 6 percent of combined net sales.

        Hospira sells products to distributors who resell the products to the end customers. Hospira must provide rebates to members of buying groups who purchase from Hospira's distributors, to distributors that sell to their customers at prices determined under a contract between Hospira and the customer, or to state agencies, which administer various programs such as the federal Medicaid and Medicare programs. Rebate amounts are usually based upon the volume of purchases or by reference to a specific price for a product. Factors that complicate the rebate calculations are identification of which products have been sold subject to a rebate, which customer or government price terms apply, and the estimated lag time between sale and payment of a rebate. Using historical trends, adjusted for current changes, Hospira estimates the amount of the rebate that will be paid, and records the liability as a reduction of gross sales when Hospira records its sale of the product. Settlement of the rebate generally occurs from three to 24 months after sale. Hospira regularly analyzes the historical rebate trends and makes adjustments to recorded reserves for changes in trends and terms of rebate programs. Historical adjustments to recorded reserves have not been significant and Hospira does not expect significant revisions of these estimates in the future. Rebates charged against gross sales in 2003 amounted to approximately $825 million. A one-percentage point increase in the rebate amounts as a percentage of sales would decrease net sales and operating income by approximately $28 million.

        Pension and Post-Employment Benefits—Hospira's employees participate in Abbott benefit plans that offer pension benefits and post-employment health care. Hospira engages outside actuaries to calculate its obligations under these programs. With the assistance of outside actuaries, Hospira must develop long-term assumptions, the most significant of which are the health care cost trend rate, discount rate and the expected return on plan assets. Differences between the expected return on plan assets and the actual return are amortized over a five-year period. A difference between the assumed rates and the actual rates, which will not be known for decades, can be significant in relation to the obligation and the annual expense recorded for these programs. Note 5 to the combined financial statements included elsewhere in this information statement describes the impact of a one-percentage point change in the health care cost trend rate; however, there can be no certainty that a change would be limited to only one percentage point. In 2003 and 2002, Hospira recorded minimum pension liability adjustments of $19 million and $100 million, respectively, because the accumulated benefit obligations for certain domestic and international defined benefit plans exceeded the market value of the plans' assets. This resulted in charges to Accumulated other comprehensive loss of $12 million and $59 million, net of taxes, in 2003 and 2002, respectively. The discount rate used at December 31, 2003 for determining the accumulated benefit obligations was 6.0 percent. A one-percentage point reduction in the discount rate at December 31, 2003 would result in an increase in the minimum pension liability adjustments and an increase in the charge to Accumulated other comprehensive loss of approximately $109 million and $68 million, respectively.

        Litigation—Hospira accounts for litigation losses in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies." Under SFAS No. 5, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period, as additional information is known. Accordingly, Hospira is often initially unable to develop a best estimate of loss, and therefore the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. Hospira has not recorded reserves for ongoing industry-wide pricing investigations and cases as discussed in Note 9 to the combined financial statements included elsewhere in this information statement.

        Income Taxes—Hospira operates in numerous countries where its income tax returns are subject to audits and adjustments. Because Hospira operates globally, the nature of the audit items are often complex, and the objectives of the government auditors can result in a tax on the same income in more than one country. The company employs internal and external tax professionals to minimize audit adjustment amounts where possible. As part of Hospira's calculation of the provision for taxes on earnings, Hospira records the amount that it expects to incur as a result of audits. Abbott will indemnify Hospira for tax liabilities arising prior to the distribution date and therefore no income tax liabilities are reflected in the combined financial statements included elsewhere in this information statement.

Results of Operations

        Net sales increased 0.8 percent, 3.5 percent and 7.1 percent in 2003, 2002 and 2001, respectively. Increases in net sales for all years reflect primarily unit growth of 0.3 percent, 4.4 percent and 8.7 percent, partially offset by lower prices on certain products of 0.4 percent, 0.5 percent and 0.7 percent in 2003, 2002 and 2001, respectively. In addition, the effect of the relatively weaker U.S. dollar increased sales by 0.9 percent in 2003 and the effect of the relatively stronger U.S. dollar decreased sales by 0.4 percent and 0.9 percent in 2002 and 2001, respectively. Hospira has periodically sold product rights to non-strategic products and has recorded the related gains in net sales in accordance with Hospira's revenue recognition policies as discussed in Note 2 to the combined financial statements included elsewhere in this information statement. These sales are not significant to combined net sales.

        A comparison of product line sales for 2003, 2002 and 2001 is as follows: (dollars in millions)

	Year Ended December 31
	2003	Percent Change	2002	Percent Change	2001	Percent Change
Domestic—
Specialty Injectable Pharmaceuticals	$858	(1.5)	$871	7.4	$811	5.9
Medication Delivery Systems and Critical Care Devices	823	0.5	819	1.7	805	5.8
Injectable Pharmaceutical Contract Manufacturing	168	1.2	166	(6.7)	178	8.5
Sales to Abbott Laboratories	183	14.4	160	36.8	117	25.8
Other	189	(6.0)	201	5.2	191	16.5

Total Domestic	2,221	0.2	2,217	5.5	2,102	7.9

International—
Sales to Third Parties	364	4.6	348	(3.9)	362	(2.2)
Sales to Abbott Laboratories	41	7.9	38	22.6	31	3.3

Total International Sales	405	4.9	386	(1.8)	393	(1.8)

Other	(2)	n/a	—	n/a	19	n/a

Combined Net Sales	$2,624	0.8	$2,603	3.5	$2,514	7.1

        The decrease in Specialty Injectable Pharmaceuticals in 2003 was due primarily to terminations of certain distribution agreements and pricing pressures on anesthesia products, partially offset by volume growth for acute care products. Sales growth for Specialty Injectable Pharmaceuticals in 2002 and 2001 was due to volume gains for generic pharmaceuticals, imaging agents and Corlopam®. The sales increases for Medication Delivery Systems and Critical Care Devices was due primarily to new product introductions. The lower growth rate in 2003 compared to 2002 and 2001 was due to volume declines for critical care products. Injectable Pharmaceutical Contract Manufacturing sales were favorably impacted in 2003 and 2001 by new contract activity and were unfavorably impacted in 2002 by contract expirations and by changes in demand from third party customers. Sales to Abbott, which are recorded at cost, are impacted by Abbott's unit volume requirements. The sales increase in domestic sales to Abbott in 2003 was due to volume increases in one of Abbott's proprietary anesthesia products and the sales increase in 2002 was due to a new product launch by Abbott. Subsequent to the distribution, sales to Abbott will reflect a markup for products manufactured for Abbott. Other Domestic sales primarily include sales to non-hospital customers. The sales decrease in Other Domestic sales in 2003 was due to a termination of a supply agreement and wind-down of the home infusion business. Sales increases in 2002 and 2001 reflect volume increases in the non-hospital channel. The increase in International sales in 2003 was due in part to the favorable impact of the relatively weaker U.S. dollar and decreases in International sales in 2002 and 2001 are due primarily to the unfavorable impact of the relatively stronger U.S. dollar.

        Hospira has a distribution agreement for imaging agents at relatively low margins. The distribution agreement will expire at the end of 2005. Sales in 2003 under this agreement were $182 million, which is included in the Specialty Injectable Pharmaceuticals product line. Hospira markets Corlopam® in its Specialty Injectable Pharmaceuticals product line. A generic version of Corlopam® was approved by the U.S. Food and Drug Administration on December 1, 2003. Sales of Corlopam® in 2003 were $42 million.

        Hospira has multi-year pricing contracts with several group purchasing organizations. Contracts subject to renegotiation in the next three years accounted for $475 million of combined net sales in 2003.

        Gross profit margins were 26.7 percent of net sales in 2003, 27.6 percent in 2002 and 28.9 percent in 2001. The decreases in the gross profit margins were due primarily to lower domestic prices, increased manufacturing costs and unfavorable international margins. Lower domestic prices decreased the gross margin by 0.3, 0.4 and 0.5 percentage points in 2003, 2002 and 2001, respectively. The 2001 gross profit margin was negatively affected by a $36 million restructuring charge as discussed below. Gross profit margins in all years were also positively affected by productivity improvements and negatively affected by inflation. The effect of recording sales to Abbott at cost, as discussed above, reduces the gross margin by approximately 2 percentage points in each period presented. Gross profit margins will improve subsequent to the distribution when sales to Abbott will reflect a markup for products manufactured for Abbott.

        In 2001, Hospira announced that it was closing one of its manufacturing locations and relocating production to other Hospira facilities, resulting in a $36 million charge to Cost of products sold in 2001. The restructuring resulted in the elimination of approximately 1,000 manufacturing positions.

        Research and development expense was $110 million in 2003, $87 million 2002, and $86 million in 2001, and represented 4.2 percent of net sales in 2003 and 3.4 percent of net sales in 2002 and 2001. The change in research and development as a percentage of sales in 2003 compared to 2002 and 2001 was due to increased spending in device development. Research and development spending will be concentrated on device and generic pharmaceutical development.

        Selling, general and administrative expense was $231 million in 2003, $254 million in 2002, and $244 million in 2001, and was 8.8 percent of net sales in 2003 compared to 9.7 percent of net sales in 2002 and 2001. The decrease in selling, general and administrative expenses as a percentage of sales in 2003 compared to 2002 and 2001 was due to the reallocation of support activities to products retained by Abbott. Selling, general and administrative expenses for all three years also reflect inflation and additional selling and marketing support for existing products.

Other (Income) Expense, net

        Other (income) expense, net for 2002 includes a charge of $17 million as a result of other than temporary declines in the market values of certain equity securities.

Taxes on Earnings

        The effective income tax rates were 27.5 percent in 2003 and 30.0 percent in 2002 and 2001. The decrease in the effective income tax rate in 2003 was due primarily to the increased benefit of tax exemptions in Costa Rica and Dominican Republic. Taxes on earnings reflect the estimated annual effective rates determined on a separate-return basis. The effective tax rates are less than the statutory U.S. federal income tax rate principally due to the benefit of tax exemptions in several taxing jurisdictions.

Transition from Abbott and Cost to Operate as an Independent Company

        The combined financial statements reflect the operating results and financial position of Hospira as it was operated by Abbott, rather than as an independent company. Hospira will incur additional ongoing operating expenses to operate as an independent company as discussed below. As a part of the separation from Abbott, Hospira will incur additional transitional costs and increased capital expenditures over the 2004 to 2006 time frame.

        Costs of corporate headquarters functions—The combined financial statements do not include many corporate headquarters functions that Hospira will need to establish and maintain. Hospira management estimates that annual ongoing costs of a corporate headquarters will be approximately

$29 million. In addition, Hospira will incur non-recurring expenses to establish corporate headquarters functions, as discussed below.

        Costs of computer systems, which were previously shared with other Abbott operations—The operating costs of computer systems has been allocated to Hospira on bases which management believes are reasonable. Included in these allocations is Hospira's proportionate share of fixed operating costs. As an independent company, Hospira's computer operating costs will be higher. Management estimates the costs associated with operating separate Hospira computer systems will increase annual expense by approximately $16 million. In addition, Hospira will incur non-recurring expenses and capital expenditures to establish its independent computer systems, as discussed below.

        Costs of the international operating infrastructure—Hospira's international operations were a small portion of Abbott's International segment. Hospira does not currently have sufficient infrastructure to operate independently in certain international markets. Abbott will likely provide infrastructure support to Hospira for up to two years after the distribution. During the transition from Abbott, Hospira will incur non-recurring expenses, as discussed below, to establish its international infrastructure.

        Capital expenditures and costs to replace space that was shared with other Abbott functions—Hospira has been charged for space that belongs to and will remain with Abbott. Accordingly, Hospira management expects that Hospira will purchase or construct separate facilities shortly after its separation from Abbott, resulting in non-recurring capital expenditures and related non-recurring expenses, as discussed below.

        Non-recurring transitional costs and capital expenditures—In order to establish corporate headquarters, international infrastructure and independent computer systems, Hospira will incur both non-recurring expenses and non-recurring capital expenditures. These are estimated to total approximately $86 million of pretax expense and $80 million of capital expenditures over the 2004 to 2006 timeframe.

Financial Condition

Cash Flow

        Net Cash From Operating Activities amounted to $368 million, $529 million and $483 million for the years ended December 31, 2003, 2002 and 2001, respectively. The increase in inventories in 2003 was due primarily to increased finished goods inventories to meet sales initiatives in future periods, to better match inventory levels with customer demand, and to a short-term increase in the manufacturing process. The decrease in trade accounts payable and other liabilities in 2003 was due to the timing of payments of customer rebates and the domestic year-end payroll. The decrease in accounts receivable for 2002 was due to lower international sales and favorable collections of domestic and international receivables. Hospira expects future annual Net Cash From Operating Activities to be between $300 million and $500 million.

Working Capital

        At December 31, 2003 and 2002 working capital was $716 million and $572 million, respectively. The increase in working capital at December 31, 2003 was primarily due to higher inventory levels and lower other accrued liabilities at December 31, 2003 as discussed above.

        International trade receivables account for over one-third of the combined trade receivables and experience longer collection cycles than domestic trade receivables.

Capital Expenditures

        Capital expenditures of $197 million in 2003, $191 million in 2002, and $200 million in 2001 were principally for upgrading and expanding manufacturing and administrative support facilities and service equipment. Annual capital expenditures for 2004 through 2006 are expected to be between $200 million and $300 million, including non-recurring transition related capital expenditures as discussed above. This level of expenditure is expected to decrease after 2006.

Debt and Capital

        Initially, Hospira expects to assume approximately $750 million in debt under senior unsecured borrowing arrangements that Abbott will enter into prior to the distribution date. The borrowings may be in the form of credit facilities, bonds or most likely some combination thereof. Upon the distribution, Abbott will be relieved of all obligations under the borrowing arrangements and Hospira will become solely obligated to satisfy all payments and other terms of the borrowing arrangements. Abbott and Hospira believe that Hospira's senior unsecured debt will be investment grade and Hospira has discussed this matter with the major debt rating agencies. As Abbott and Hospira finalize the borrowing arrangements, Hospira will continue to seek the guidance of the major debt rating agencies to confirm that the debt will be rated as investment grade. Although neither Abbott nor Hospira can assure you that Hospira's senior unsecured debt will be rated as investment grade, Hospira's capital structure will be re-evaluated prior to the distribution if current expectations change in any material respect.

        Hospira will purchase certain operations and assets (net of liabilities) from Abbott outside the United States over a two-year period after the distribution date as Hospira establishes its business infrastructure outside the United States and obtains regulatory approval for the transfer of the marketing authorizations for Hospira products. The purchase price is estimated to be approximately $250 million. Hospira will pay Abbott interest on a portion of this purchase price at local prevailing short-term rates in connection with Hospira's use of these assets during that period. Hospira expects to fund these net asset purchases from operating cash flow.

        Hospira also expects to enter into a $250 million revolving credit facility that will be available for working capital and other requirements. This facility will allow Hospira to borrow funds on an unsecured basis at variable interest rates as short-term cash needs dictate.

Contractual Obligations
(dollars in millions)

        Hospira has no material exposures to off-balance sheet arrangements, no special purpose entities, and no activities that include non-exchange-traded contracts accounted for at fair value. Hospira has periodically entered into agreements in the ordinary course of business, such as assignment of product rights, with other companies which have resulted in Hospira becoming secondarily liable for obligations that Hospira was previously primarily liable. Since Hospira no longer maintains a business relationship with the other parties, Hospira is unable to develop an estimate of the maximum potential amount of future payments under these obligations. Based upon past experience, the likelihood of payments under these agreements is remote. The following table summarizes Hospira's estimated contractual obligations:

	Payment Due By Period
	Total	2004	2005-2006	2007-2008	2009 and Thereafter
Lease obligations	$156	$31	$46	$34	$45
Purchase commitments(1)	291	290	1	—	—
Other long-term liabilities reflected on the consolidated balance sheet(2)	36	—	14	5	17

Existing obligations at December 31, 2003	$483	$321	$61	$39	$62
Commitments expected to be entered into by Hospira in connection with the proposed distribution:
Due to Abbott for acquisition of certain international net assets	250	125	125	—	—
Long-term debt to be assumed by Hospira	750	—	—	—	750

Total	$1,483	$446	$186	$39	$812

(1)
Purchase commitments consist primarily of inventory purchases made in the normal course of business to meet operational requirements.

(2)
Excludes approximately $395 of other long-term liabilities related primarily to post-employment benefit plans. See Note 5 to the combined financial statements included elsewhere in this information statement for disclosures relating to these plans.

Recently Issued Accounting Standards

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," which is effective for financial statements issued for fiscal years beginning after June 15, 2002. In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation requires the recognition of certain guarantees as liabilities at fair market value and is effective for guarantees issued or modified after December 31, 2002. Adoption of the provisions of the Statement and Interpretation did not have a material effect on the financial statements of Hospira.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and did not have a material effect on the financial statements of Hospira. Hospira accounted for the 2001 restructuring plan in accordance with Emerging Issues Task Force (EITF) Issue No. 94-3 and, accordingly, charged to income in 2001 all appropriate exit costs for plans approved by management before December 31, 2001. Accounting for these restructuring plans under SFAS No. 146 would have resulted in some of the expenses that were recorded in 2001 being recorded in 2002.

Legislative Issues

        On December 8, 2003, the President of the United States signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Among the provisions of the Act is a provision granting a subsidy to sponsors of retirement medical plans with prescription drug coverage when the benefit is at least actuarially equivalent to the Medicare Part D benefit. The Financial Accounting Standards

Board has not issued final rules specifying how sponsors should account for this subsidy. Hospira has not estimated the expected favorable impact of the legislation on its retiree medical obligations or costs, and therefore has not reflected any effect of the legislation in the financial statements. The final rules, when issued by the Financial Accounting Standards Board, could require companies, including Hospira, to retroactively change amounts included in the accompanying consolidated financial statements.

        Hospira's primary markets are highly competitive and subject to substantial government regulation. Hospira expects debate to continue at both the federal and state levels over the availability, method of delivery, and payment for health care products and services. If additional legislation is enacted, it could have the effect of reducing prices, or reducing the rate of price increases, for medical products and services. International operations are also subject to a significant degree of government regulation. It is not possible to predict the extent to which Hospira or the health care industry in general might be adversely affected by these factors in the future.

Financial Instruments and Risk Management

Market Price Sensitive Financial Instruments

        Hospira maintains a portfolio of available-for-sale equity securities from strategic technology acquisitions. The market value of these investments was approximately $9 million and $4 million, respectively, as of December 31, 2003 and 2002. Hospira monitors these investments for other than temporary declines in market value, and charges impairment losses to income when an other than temporary decline in estimated value occurs. A hypothetical 20 percent decrease in the share prices of these investments would decrease the fair value at December 31, 2003 by approximately $2 million. (A 20 percent decrease is a reasonably possible near-term change in share prices.)

Non-Publicly-Traded Equity Securities

        Hospira maintains a portfolio of equity securities from strategic technology acquisitions that are not traded on public stock exchanges. The carrying value of these investments was approximately $8 million and $10 million, respectively, as of December 31, 2003 and 2002. Hospira monitors these investments for other than temporary declines in market value, and charges impairment losses to income when an other than temporary decline in estimated value occurs.

Foreign Currency Sensitive Financial Instruments

        Hospira accounts for derivatives in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Hospira has participated in Abbott's management of foreign currency exposures. As part of Abbott's strategy, certain foreign subsidiaries entered into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. In addition, Abbott entered into foreign currency forward exchange contracts to manage currency exposures for foreign currency denominated third-party trade payables and receivables where the receivable or payable is denominated in a currency other than the functional currency of the entity. Net expense and the notional value of foreign currency forward exchange contracts allocated to Hospira were not material.

BUSINESS

We are a newly formed entity and prior to the separation our business was conducted as part of Abbott. References in this document to our historical assets, liabilities, products, businesses or activities are generally intended to refer to the historical assets, liabilities, products, businesses or activities of our business as it was conducted as part of Abbott prior to the separation.

Business Overview

        We are a medication delivery and specialty pharmaceutical company that is focused on products that improve the safety and efficacy of patient care in the acute care setting. We are a global leader in the development, manufacturing and marketing of medication delivery systems that deliver drugs and intravenous (I.V.) fluids, critical care devices and specialty injectable pharmaceuticals. We are also a leading provider of contract manufacturing services to pharmaceutical and biotechnology companies for formulation development, filling and finishing of injectable pharmaceuticals. Our broad portfolio of products is used by hospitals, alternate site clinics, home healthcare providers and long-term care facilities, which we refer to collectively as the continuum of care.

        In 2003, our net sales were $2.6 billion, on which we earned net income of $260 million. The United States is the largest market for our products and accounted for approximately 85% of 2003 revenues. Sales outside the United States accounted for the remaining 15% of revenues. Within the broad portfolio of products that we offer, no single product accounted for more than 6% of 2003 sales. Our portfolio of products and services comprise three main business groups:

Business Groups	Major Products and Services
Medication Delivery Systems and Critical Care Devices	• Electronic pumps for intravenous (I.V.) drug delivery and patient controlled analgesia for pain management (PCA), including medication management systems

• Pre-mixed drug solutions and nutritionals for I.V. infusion
• I.V. solutions and supplies
• Hemodynamic monitoring systems used in intensive care and critical care units to measure cardiac output and blood flow
Specialty Injectable Pharmaceuticals	• More than 100 injectable generic drugs in more than 600 dosages and formulations • Major therapeutic areas: pain, cardiovascular, infectious disease and anesthesia • Precedex® for sedation
Injectable Pharmaceutical Contract Manufacturing Services	• Formulation development, filling and finishing of injectable pharmaceuticals on a contract basis for pharmaceutical and biotechnology companies

        Products from each of these business groups are sold to our customers in the United States and in markets outside of the United States. Within the United States, our products are used by hospitals, alternate site clinics, home healthcare providers and long-term care facilities. In markets outside the United States, our major customers are hospitals.

Competitive Strengths

        We believe that our product expertise, size, breadth of product offerings, customer relationships and financial profile provide us with an excellent growth platform. We are committed to helping our customers meet their goals of delivering high quality care in an environment that requires increasing levels of efficiency, productivity, safety and cost effectiveness.

        Product Expertise.    Our strong heritage provides a solid foundation for continued development of safe and cost-effective products to increase our revenues in the hospital marketplace. For nearly 70 years, our business has focused on producing high quality products that have met the evolving needs of our customers. We intend to build on the core strengths of the contributed business to fulfill our mission of providing high quality, cost-effective products and innovations that address patient and customer needs across the continuum of care.

        Size and Scale of Operations.    Our products are sold in nearly 70 countries and our business has more than 14,000 employees worldwide. We operate 14 domestic and international manufacturing facilities that comprise more than 5 million square feet. We operate four strategically located distribution facilities in the United States. Our products will also be distributed out of Abbott's North Chicago distribution facility under a transition services agreement until distribution is moved to an alternate facility.

        Breadth and Depth of Customer Relationships.    We have configured our U.S. sales and marketing organizations to meet the needs of our customers across the continuum of care and these organizations are highly trained and effective. Most hospitals in the United States are members of one or more group purchasing organizations, or GPOs, that enter into pricing arrangements on behalf of their members. We have purchasing agreements for specified products with the major GPOs in the United States. The scope of the products covered varies by GPO. Our business has extensive experience contracting with, marketing to and servicing members of GPOs and integrated delivery networks, or IDNs. Our U.S. sales organization includes sales professionals who sell our complete product line as well as product specialists who detail and promote our medication management systems to clinicians.

Industry Overview

        We estimate that in 2002 the U.S. market for our products and services was approximately $9 billion. In the United States our products are sold primarily to hospitals and other sites across the continuum of care and are distributed directly or through wholesalers and distributors. Sales to customers outside the United States are generally made through contracts or tender offers, wholesalers and/or distributors.

        The United States is the world's largest market for healthcare products and services. In 2001, healthcare spending as a percent of gross domestic product reached 13.9%, a 6% increase over the 13.1% reported in 2000. Despite numerous cost containment initiatives, total hospital expenses per inpatient day increased from $682 in 1990 to $1,148 in 2000, a compound growth rate of 5.3%.

        These increases in healthcare expenditures have been attributed to an aging population. In 1970, patients over 65 years of age comprised 20% of hospital discharges and accounted for one-third of the days of care; in 2000, they comprised close to 40% of hospital discharges and accounted for almost half of the days of care. Patients over age 65 are also more likely to require treatment in critical care units. Critical care units represent only 5 to 10% of hospital beds in the United States, but they account for 30% of the total expenditures for healthcare in hospitals. As the baby boom generation ages, the healthcare system likely will be faced with a major challenge in its efforts to control expenditures. The U.S. Centers for Medicare & Medicaid Services estimates that healthcare expenditures will grow at a 7.4% compound annual rate from 2002 through 2010 and will reach 15.9% of gross domestic product by 2010. We believe that this increase will reflect higher hospital admissions of more acutely ill patients with complex conditions who are likely to require use of more of our products.

        In addition to coping with rising costs, hospitals in the United States continue to confront significant challenges in their efforts to improve patient safety, comply with higher regulatory standards for patient and clinician safety and meet an increased demand for services. These challenges are exacerbated by the decreased availability of trained personnel and reimbursement rates that are decreasing or, at best, are remaining the same. We believe that hospitals, in the United States as well as abroad, are seeking quality products and services that will enable them to better meet their goals of increasing patient safety and the effectiveness of clinical care while decreasing their overall costs. We also believe there is a significant market outside the United States for our products.

Business Strategy

        Treatment of patients in hospitals or hospital-like settings is a large and growing opportunity. Our strategy is to develop, manufacture and market products that improve the safety, efficacy and overall cost of patient care by meeting the increasing needs of customers for advanced medication management systems, innovative device technologies and specialty injectable pharmaceutical products. The key points of our strategy include:

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  Invest in new product development.    We are expanding our portfolio of technology solutions to improve the effectiveness of patient care, including innovations in intravenous and injectable products, drug delivery and medication management. We also plan to expand our portfolio of generic injectable pharmaceuticals by increasing investment in our product development programs. We intend to increase the number of first-to-market generic injectable drugs in our portfolio and to develop innovative drug delivery and/or packaging systems.

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  Achieve increased operational efficiencies.    As an independent company, it will be even more important for us to anticipate and react to changes in the marketplace and to improve our operating margins and cash flow on a continuous basis. We intend to improve our manufacturing processes and increase our operational flexibility and cost efficiencies.

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  Expand global sales.    We intend to expand our U.S. sales. We also intend to increase our participation in select developed markets outside the United States that have increasing demands for acute care products or that present an opportunity for significant growth. We believe this focused approach will allow us to maximize our use of resources and increase our return on investment.

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  Pursue strategic opportunities.    The healthcare industry is characterized by constant product innovation and periods of significant consolidation. We plan to expand our product and service offerings through strategic alliances or niche acquisitions to gain access to innovative technologies or product lines that are complementary to our existing products and services and can be brought to market through our existing sales channels.

Product and Service Offerings

        Our portfolio of products and services comprise three main business groups:

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  Medication Delivery Systems and Critical Care Devices;

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  Specialty Injectable Pharmaceuticals; and

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  Injectable Pharmaceutical Contract Manufacturing Services.

Medication Delivery Systems and Critical Care Devices

        We are one of the top three companies in terms of sales in each of the subgroups we serve in the U.S. market for medication delivery systems and critical care devices. The medication delivery systems market consists of electronic drug delivery pumps, administration sets and accessories, and infusion therapy products that are used to deliver I.V. fluids and medications to patients who are being treated in a hospital or hospital-like setting.

        In 2001, approximately 32.7 million patients, excluding newborn infants, were discharged from hospitals in the United States, and we believe that the vast majority of these patients received I.V. fluids or medications during their hospital stay. In addition, patients who are severely ill or have undergone extensive surgical procedures may require treatment with multiple I.V. medications and fluids, either simultaneously or sequentially. For example, coronary artery bypass patients may receive between eight and twelve medications delivered through two or three electronic drug delivery systems to maintain fluid volume and stabilize blood pressure, control pain, prevent infection, and regulate heartbeat. Our products are also used in clinics, home healthcare and other sites across the continuum of care where I.V. administration of fluids and medications is required. We believe that use of electronic drug delivery systems and infusion therapy products will increase over the next decade due to an increase in the percentage of the population over age 65 that requires hospital care as well as an increase in the intensity of complex therapy they require.

        Recent key product innovations in our Medication Delivery Systems and Critical Care Devices business group include our next-generation patient controlled analgesia device, LifeCare PCA® 3 (2003); our Plum A+® Multichannel Infusion Pump (2002); our Q2+™ Continuous Cardiac Output Monitoring Device (2003); and our Hospira MedNet™ Software for our Plum A+® Infusion System (2003).

  Electronic Drug Delivery Systems

        Electronic drug delivery systems are drug delivery pumps and administration sets that are used to deliver I.V. fluids and medications. These systems consist of a reusable electronic drug delivery pump and disposable administration sets that are designed to fit a specific pump model. We typically enter into either a lease for the pump or a contract that provides for the lease of the pump and the purchase of disposable administration sets. We recognize recurring revenue over the life of the lease or over the life of the contract as disposable administration sets are purchased. For accounting purposes, we do not recognize revenue upon the initial placement of the pump under either of these arrangements. Worldwide, we estimate that more than 400,000 of our electronic drug delivery pumps are currently in use.

        Electronic drug delivery pumps differ in their method of fluid delivery and their compatibility for use with ambulatory or non-ambulatory patients. Accuracy, precision and reliability are key product requirements. Products are differentiated by ease of use, clarity of user interface, system capabilities, weight, cost and service requirements. Electronic drug delivery pumps with enhanced systems capabilities have become a key control point in efforts to improve medication management programs and decrease the incidence of medication errors.

        Our latest generation of electronic drug delivery products includes the products described below.

        Plum A+®. The Plum A+® Infusion System is a stationary multi-channel pump with software and display features that have been designed to reduce drug administration errors and promote safe and on-time delivery of medications. Launched in 2000, the Plum A+® is a general purpose infusion platform that manages critical medications and complex dosing regimens by enabling clinicians to time and deliver a sequence of programmed volumes of I.V. medication doses through its control of two medication infusion channels for either sequential or concurrent infusion protocols. The Plum A+®

calculates drug appropriate doses, displays key programming information and provides a pre-infusion review of programmed medication infusion parameters for clinician confirmation.

        GemStar®. The GemStar® Medication Management System is an ambulatory, small, lightweight, single-channel pump with advanced software for customized therapy configuration. Its keypad and programming designs have been developed to improve the speed and accuracy of clinician programming and data entry. The GemStar® can be configured by the customer for use in multiple therapy options. These options include PCA and administration of general I.V. solutions and I.V. nutrition. The GemStar® can be pre-programmed by the nurse or pharmacist for use with a standard therapy protocol or for use with a patient-specific protocol.

        Omni-Flow®. The Omni-Flow® 4000 Plus Pump IV Medication Management System is a stationary multi-channel pump with advanced software that manages and synchronizes the infusion of drugs through four channels that can be programmed for sequential or concurrent infusion. Its patented multi-drug management capabilities promote the safe and on-time delivery of medication and reduce drug administration errors. The Omni-Flow® System is widely used to administer complex drug therapy protocols, such as those for bone marrow transplantation, oncology and cardiac anesthesiology.

        LifeCare PCA® 3. The LifeCare PCA® 3 System for patient controlled analgesia was introduced in 2003. It utilizes a stationary single-channel pump and is the only PCA system that incorporates a built-in bar code reader to automatically identify the drug name and drug concentration from the bar code labels on pre-filled drug vials. The LifeCare PCA® 3 System automatically enters the drug name and concentration into the pump programming sequence, thus reducing the number of manual entry programming steps and the potential for entry errors.

Medication Management

        To increase patient safety and decrease the incidence of medication errors, as well as their associated costs, we are utilizing information technology to develop medication management systems that are focused on ensuring that the right drug is given to the right patient, in the right dose, through the right route of administration, at the right time. We believe medication management represents an opportunity for significant growth.

        The Institute of Medicine reported in a study published in 1999 that an estimated 98,000 deaths occurred annually due to medical errors in U.S. hospitals and that 7,000 of these deaths were attributable to errors in medication administration. The same study estimated that the associated economic burden of medication administration errors was approximately $77 billion.

        Results from national surveys of hospital leaders indicate an increased need for information technology solutions that address patient safety and reduce errors in medication administration. In 2003, over 18% of hospital capital budgets were allocated to investments in information technology applications. Electronic documentation of care delivery is a primary focus of these investments. Information technology solutions that improve clinician productivity also are of significant interest to hospitals.

        We have recently introduced our Hospira MedNet™ Software product to respond to these market needs. This product has been designed to provide customers with drug information and decision support capabilities in a framework that can be used to create clinical decision policies and safety rule sets for clinicians at the point of care. Hospira MedNet™ Software has been designed to be compatible with the Plum A+®, GemStar® and LifeCare PCA® 3 systems. It is currently available for use with the Plum A+® Infusion System.

        Revenue for Hospira MedNet™ software is derived from the sale or lease of the software to existing and new Plum A+® Infusion System customers. The Hospira MedNet™ product was launched in December 2003 and has been installed for use in pumps at twelve locations through February, 2004, with an average time to complete an installation of three weeks.

        The Hospira MedNet™ drug library can be customized for up to 12 different clinical care areas, including intensive care units, emergency rooms, anesthesia and pediatrics, and drug listings can be prioritized by each clinical care area according to its standards.

        Hospira MedNet™ Software allows hospitals to define dose limits for up to 1,200 medications. It is the only drug library software available that offers both "soft" and "hard" dose and rate-setting limits for both primary and secondary infusion. Soft limits, which are currently the industry standard, allow a clinician to manually override dose limits if the clinician requires delivery of a larger or smaller dose than what is recommended by the clinician's hospital's best practice guidelines. As an added safety feature, the Hospira MedNet™ Software also allows hospitals to set hard limits that clinicians cannot manually override. The limits apply to drugs that are delivered through all programmable infusion channels, including single drug as well as multiple sequenced and concurrent drug infusions.

        Clinician confirmation is required before any medication infusion program can be activated. If a clinician makes a device programming error, the system will provide a warning, signaling that the program is outside the recommended limits of the hospital's best practices and protocols. If the entry is outside of the hard limits, the system will prevent the clinician from programming the device.

        Hospira MedNet™ Software maintains a history of all alarms and alerts that are generated from clinician programming outside of the best practice limits. It enables hospitals to track trends in their quality assurance programs and assists in their efforts to continuously improve standards of care.

        We are committed to market leadership in infusion therapy patient safety and medication management solutions. We are currently developing "intelligent" bedside medication delivery systems that expand on our Hospira MedNet™ Software. Our expanded systems are being designed to utilize bar coding technology to confirm patient identity as coded on a patient's wristband identification tag, record the identity of the clinician, and verify that the right drug is being administered at the right dose at the right time and through the right route of administration. These technology solutions will link the bar coded information with electronic drug delivery infusion systems, the patient record, the physician order and data from various other hospital information systems to create medication administration records that can be integrated into the patient record. By centralizing, integrating and continuously updating information from multiple sources, these technology solutions can "close the loop" on medication management and reduce medication administration errors.

Infusion Therapy Solutions and Supplies

        We are one of the U.S. leaders in infusion therapy solutions and supplies. We offer a broad product line that comprises more than 150 products in various formulations and includes I.V. solutions for general use, I.V. nutrition products, a synthetic plasma volume expander and solutions for irrigation. All of our injectable I.V. solutions include unit-of-use bar code labels that can be used in medication management programs. Infusion therapy supplies include catheters, connectors, cannulas and administration sets used to deliver intravenous therapy. Our line of infusion therapy supplies includes administration sets used in gravity I.V. administration, I.V. catheters and safety devices that are used to facilitate delivery of I.V. fluids and medications without the use of needles.

        General I.V. Solutions.    Intravenous solutions are used to replace body fluids and electrolytes that have been lost due to illness, injury or surgical procedures as well as to deliver I.V. medications. These fluids are delivered to the patient through administration sets using an electronic drug delivery pump or by gravity flow. Examples of general I.V. solutions are saline and dextrose solutions. We also sell Hextend®, a synthetic plasma volume expander, for use in clinical conditions where fluid replenishment with a general I.V. solution is not sufficient.

        I.V. Nutrition Products.    Our I.V. nutrition products are sold under the brand names Aminosyn®, Liposyn® and First Choice® Micronutrients. These products are used as supplements or to provide complete nutritional support to a patient who is unable to take nourishment from the usual oral route or has a non-functioning gastrointestinal tract due to major surgery, serious burns, chemotherapy treatments, or major gastrointestinal or inflammatory diseases. Intravenous nutritional products can provide the patient's complete requirements for protein and calories on either a temporary or extended basis.

        Irrigation Products.    Irrigation products are sterile solutions of saline or water used to wash wounds and cleanse surgical sites.

        Needlestick Safety Products.    Protection of healthcare workers from needlestick injury and blood exposure is a key concern of hospitals. According to a 1999 study by the Centers for Disease Control and Prevention, U.S. healthcare workers experienced approximately 600,000 to 800,000 needlestick accidents each year. These exposures can lead to infection with bloodborne bacteria or viruses that cause severe acute or chronic diseases. Annual treatment costs for needlestick injuries have been estimated at approximately $1 billion. The Needlestick Safety and Prevention Act of 2000 requires hospitals to record and evaluate needlestick injuries and to use needleless or protected needle products to help reduce healthcare worker injuries and illnesses caused by needlesticks.

        We are one of the industry leaders in needlestick safety products and programs to support our customers' needlestick safety initiatives. LifeShield® CLAVE® and MicroCLAVE® connectors are one-piece valves that directly connect syringes filled with medications to a patient's I.V. line without the use of needles. We distribute ICU Medical's CLAVE® connectors to our customers in the United States and select markets outside the United States.

        Our line of needlestick safety products also includes the LifeShield® CLC™ 2000 catheter patency device, a positive pressure valve that is used to prevent the formation of blood clots in I.V. catheters due to blood backflow.

Critical Care Devices

        Critical care devices are used to monitor vital signs as well as specific physiologic functions of key organ systems. We are one of the leaders in the U.S. market for hemodynamic monitoring systems that are used to monitor cardiac function and blood flow in critically ill patients.

        Transpac®.    Our Transpac® products are disposable pressure-sensing devices that provide accurate and reliable continuous blood pressure readings and show the immediate effect of fluid management and drug administration. Most commonly these products are used on patients with suspected pulmonary disease or cardiovascular dysfunction.

        Safeset.™    Our Safeset™ Blood Sampling System provides the clinician with a convenient, needleless method to obtain a patient's blood sample and to administer I.V. fluids or drugs in conjunction with blood pressure monitoring devices. Use of the Safeset™ Blood Sampling System protects the clinician from exposure to bloodborne pathogens and reduces the risk of I.V. line contamination.

        Catheters.    Our advanced sensor pulmonary artery catheters are used to measure cardiac output and blood oxygen levels. The Opticath™ family of fiber-optic catheters is used to provide continuous monitoring of mixed venous oxygen saturation, blood pressure and cardiac output. Our fully integrated Q2+™ System includes the new Q2+™ mixed venous oxygen saturation and continuous cardiac output monitor and OptiQ® Disposable Pulmonary Artery Catheter. Other advanced sensor catheter systems include our Oximetrix® 3 System that provides continuous monitoring of blood oxygen saturation levels and the Q-Vue™ System that provides continuous monitoring of cardiac output.

        We also sell a line of standard hemodynamic monitoring catheters that includes central venous and pulmonary artery catheters as well as a line of angiography kits that are used in the cardiac catheterization laboratory and suction products that are used to collect fluids in the operating room.

Specialty Injectable Pharmaceuticals

        The specialty pharmaceutical industry includes manufacturers of generic pharmaceutical products as well as manufacturers whose proprietary products are focused on a specific patient population or therapeutic area. Generic pharmaceutical companies provide lower cost alternatives to branded pharmaceuticals whose patents have expired. The two largest segments of the generic pharmaceutical market are oral and injectable dose forms.

        Generic injectable pharmaceuticals are sold primarily to hospitals as well as to other customers across the continuum of care. Significantly higher levels of expertise and investment are required for injectable pharmaceutical manufacturing than for oral dose pharmaceutical manufacturing. Due to the higher level of required investment and expertise, product margins are generally more sustainable and product life cycles tend to be longer compared to oral dose generic pharmaceuticals.

        We are an industry leader in the United States for the manufacture and sale of generic injectable pharmaceuticals other than blood products. Over the past 10 years we have significantly expanded our product line and now offer more than 100 generic injectable products in more than 600 dosages and formulations. We offer a broad product portfolio that includes medications for treatment of pain, cardiovascular and infectious diseases, neurological and psychiatric disorders and for use in anesthesia. All of our generic injectable pharmaceuticals include unit-of-use bar code labels that can be used in medication management programs.

        Other products in our specialty injectable pharmaceutical product portfolio include Corlopam®, which is indicated for in-hospital treatment of severe hypertension, and Precedex®, a proprietary sedative that is used most commonly in critical care units. Within the United States, we also distribute the imaging agents Magnevist® and Ultravist® through a distribution agreement with Berlex, Inc. which will expire at the end of 2005. Precedex® is a registered trademark of Orion Corporation and Magnevist® and Ultravist® are registered trademarks of Berlex, Inc.

        New generic products developed upon patent expiry of proprietary branded drugs drive growth in the specialty injectable pharmaceutical market. A number of drugs with a total branded value of over $3 billion will be facing patent expiry in the United States by the end of the decade. We intend to invest in our business to increase the number of first-to-market generic injectable drugs in our portfolio and to build our injectable drug portfolio through internal development as well as through external strategic relationships that expand our technology capabilities and our ability to offer innovative products.

        Novel drug delivery formulations and formats are key points of product differentiation for generic injectable pharmaceuticals. We believe we provide more drug delivery options than any of our direct competitors. Our products enhance safety, increase productivity and reduce waste for our customers. Our drug delivery formats include standard offerings in ampoules and flip-top vials, which clinicians can use with standard syringes. Our proprietary drug delivery options include Carpuject® prefilled syringes, PCA syringes for use with our LifeCare PCA® II and LifeCare PCA® 3 devices, Ansyr® prefilled needleless emergency syringe systems, First Choice® premixes and the ADD-Vantage® System.

        Carpuject®.    The Carpuject® injectable system consists of prefilled cartridges that are loaded into a syringe holder to create a drug delivery system. Carpuject® prefilled cartridges minimize waste and decrease the incidence of dosing errors. The Carpuject® System is compatible with any connection port. The Carpuject® unit of use cartridge, tamper resistant packaging and bar coded labels enhance tracking and control of opioid analgesics and other controlled medications.

        First Choice®.    First Choice® premixed formulations are ready to use medications that are stable in aqueous solution at the concentration required for infusion therapy. These products generally decrease preparation time in the hospital pharmacy and speed delivery of the drug to the patient.

        ADD-Vantage®.    Not all medications are stable in aqueous solution at the concentration required for infusion therapy. The ADD-Vantage® System is a closed, sterile system that is used to rapidly and efficiently prepare drug solutions from pre-packaged drug powders or concentrates. The ADD-Vantage® System features a unique inner stopper that keeps the drug and diluent separated until the system is activated to permit the rapid mixing of drug and diluent. The ADD-Vantage® System can be prepared in the hospital pharmacy or at the patient's bedside. Drug vials can be stocked in automated dispensing machines and diluent containers can be stored on the nursing floor so that they will be immediately available to clinicians. This system reduces errors and decreases dispensing time and drug waste.

Injectable Pharmaceutical Contract Manufacturing Services

        We believe that our One 2 One™ manufacturing services group is the largest provider in terms of sales of contract manufacturing services for formulation development, filling and finishing of injectable drugs in North America. We work with our customers to develop stable injectable forms of their drugs and we fill and finish those and other drugs into containers and packaging selected by the customer. Our customers then sell the finished products under their own labels. One 2 One™ serves numerous customers, including many of the largest global pharmaceutical companies.

        Key criteria that are used by pharmaceutical and biotechnology companies in selecting contract manufacturers include the demonstrated ability to consistently meet regulatory standards, a solid financial profile, technology leadership and an ability to provide access to comprehensive capabilities. One 2 One™ does not manufacture active pharmaceutical ingredients, but is fully equipped to provide a wide range of filling and finishing services, including solutions preparation, sterile filling, lyophilization, terminal sterilization and packaging. Client companies can choose from a variety of delivery systems that includes small- and large-volume parenterals, flexible containers, pre-filled syringes and drug delivery cartridges. One 2 One™ also provides a full range of expertise in formulation development, analytical development and regulatory services.

        Demand for injectable pharmaceutical contract manufacturing services is driven by new drug development. Industry sources have projected that approximately 300 new injectable drugs could be approved in the next 10 years and that manufacturing of more than half of these drugs may be outsourced.

Customers, Sales and Distribution

        The United States accounted for approximately 85% of our 2003 net sales. Our primary customers in the United States include hospitals, integrated delivery networks, alternate site facilities and medical product and drug wholesalers. A substantial portion of our products is sold to GPO member hospitals and through wholesalers and distributors. We have pricing agreements for specified products with the major GPOs in the United States, including AmeriNet, Broadlane, Consorta, MedAssets, Novation, PACT and Premier. The scope of products included in these agreements varies by GPO. We have configured our U.S. sales and marketing organizations to meet the needs of customers across the continuum of care and these organizations are highly trained and effective. Our sales organization includes sales professionals who sell our complete product line as well as product specialists who detail and promote our medication delivery systems. Our business has extensive experience contracting with, marketing to and servicing members of the major group purchasing organizations.

        In the United States our products are distributed through a network of five distribution facilities as well as external distributors. The four distribution facilities in the United States we own and operate are located in Atlanta, Georgia; King of Prussia, Pennsylvania; Dallas, Texas; and Los Angeles,

California. A fifth distribution facility is owned and operated by Abbott in North Chicago, Illinois. Abbott will continue to provide distribution services to us under a transition services agreement until these activities can be moved to another facility.

        Sales in markets outside the United States comprised approximately 15% of 2003 net sales. Our products are sold in nearly 70 countries worldwide, with 53% of sales outside the United States occurring in Canada, Mexico and Europe. Our primary customers in markets outside the United States are hospitals and wholesalers that we serve through a direct sales force and a network of distributors. The majority of our business outside the United States is contract or tender driven.

        Immediately following the separation, a significant portion of our commercial operations outside the United States will be performed for us by Abbott under transitional services arrangements. These transitional services will generally be provided by Abbott for varying periods up to two years following the separation. While some of our personnel outside the United States will be former employees of Abbott, we will need to hire additional people to conduct our business outside the United States, and we will need to establish business infrastructure to support our operations. As we establish our business infrastructure outside the United States, Abbott will transfer the regulatory permits for our products and local assets to us (or to our distributors) and we will conduct those operations outside the United States. We expect that the transfer to us of operations outside the United States will happen on a country-by-country basis generally over the course of the two years following the separation. Please see "Arrangements Between Abbott and Hospira" for more information about these transitional services arrangements.

Seasonality

        Sales are typically somewhat higher in the fourth quarter of the year, reflecting the buying patterns of our customers.

Backlog

        The dollar amount of backlog orders of the contributed business believed to be firm as of March 1, 2004 was $7.1 million, all of which we expect to fill in fiscal 2004. The dollar amount of backlog orders believed to be firm as of December 31, 2003 was $9.5 million. We do not believe our backlog represents a material portion of our revenues or is a meaningful indication of future revenue.

Product Development

        Our product development strategies leverage our internal core competencies in the areas of pharmaceutical science, medicine, chemistry, engineering and sterilization technology with technology acquisitions, external collaborative relationships and new technology alliances. Our development programs are concentrated in the areas of medication delivery and generic injectable pharmaceuticals. We also maintain an active development program to support our injectable pharmaceutical contract manufacturing relationships.

        We employ more than 400 people, including approximately 350 scientists and engineers, at three product development facilities that are located in Lake County, Illinois, and Morgan Hill and San Diego, California. Our scientists and engineers are engaged primarily in programs to bring innovative new products to market. Their efforts are also focused on programs to enhance the effectiveness, ease of use, safety and reliability of existing products as well as to expand the use of our products in new markets or new applications.

        Our key programs in the area of medication delivery systems include the development of advanced infusion platforms and software systems. Our medication delivery systems in development have been designed to use barcoding to help prevent medication errors and inadvertent combination of incompatible drugs and thereby improve safety in the acute care setting. We have recently entered into an alliance with Cerner Corporation, a leading supplier of healthcare information technology, that will enable us to develop hardware and software systems that "close the loop" on medication management and improve cost efficiencies in patient management.

        We have developed, we market, and we are making investments to develop additional, PVC-free and DEHP-free infusion therapy product alternatives that offer innovation and value to our customers and their patients. The new products made from these alternative materials include sets designed for use on neonatal patients and additional options for use with blood and lipid-containing drugs and solutions.

        We are actively working to develop new generic injectable pharmaceuticals. To support expansion of our generic injectable pharmaceuticals business, we have identified 20 compounds that will be coming off patent on or before 2010 and have several active programs, both on our own and with third parties, in process to capitalize on these opportunities. We have introduced ten generic injectable pharmaceuticals in the last four years.

        Investment in product development in 2003 was $110 million, and we have spent $283 million on product development over the last three years.

Manufacturing

        We are a global manufacturer operating 11 plants in the Americas and three plants in Europe. Our plant locations within the Americas are: Ashland, Ohio; Austin, Texas; Buffalo, New York; La Aurora, Costa Rica; McPherson, Kansas; Montreal, Quebec; Morgan Hill, California; North Chicago, Illinois; Rocky Mount, North Carolina; Salt Lake City, Utah; and San Cristobal, Dominican Republic. In Europe, pending works councils consultations, we will operate manufacturing facilities located in Donegal and Finisklin, Ireland, and Liscate, Italy.

        We have invested approximately $225 million in capital improvements and expansions of our manufacturing facilities in the last three years. A capital expansion of our manufacturing facility located in McPherson, Kansas was initiated in January 2003. We anticipate construction will be complete in 2005.

        We are committed to manufacturing and delivering high quality, competitively priced hospital pharmaceuticals and devices to meet the demands of our customers. Our manufacturing operations are focused on regulatory compliance, continuous improvement, process standardization and excellence in execution across the organization. Our manufacturing operations are structured around an enterprise management philosophy and methodology that utilizes principles and tools common to a number of quality management programs including Six Sigma Quality, Lean Manufacturing and Total Quality Management.

        We believe that coupling rigorous statistical analytics and manufacturing controls with a strong customer orientation will provide us with a competitive advantage and will maintain our reputation as a responsive organization capable of meeting and exceeding customer, business and regulatory needs.

Raw Materials

        We use a broad and diverse range of raw materials in the design, development and manufacture of our products. While we produce some raw materials at our manufacturing sites, the majority of raw materials that we use are sourced externally on a global basis. Although most of the raw materials we use are readily available from multiple suppliers, the LifeShield® CLAVE® and MicroCLAVE® connector products, which represented approximately 12% of our sales in 2003, rely on proprietary components that are available exclusively from ICU Medical. In addition, we purchase some of our materials from single suppliers for reasons of quality assurance, sole-source availability, cost-effectiveness or constraints resulting from regulatory requirements.

        We work very closely with our suppliers to assure continuity of supply while maintaining excellence in material quality and reliability. We continually evaluate alternate source suppliers, although we do not typically pursue regulatory qualification of alternative sources due to the strength of our existing supplier relationships, the reliability of our current supplier base and the time and expense associated with the regulatory process. Although a change in suppliers could require significant effort or investment by us in circumstances where the items supplied are integral to the performance of our products or incorporate unique technology, we do not believe that the loss of any existing supply arrangement (other than our supply arrangement with ICU Medical, which continues through 2014) would have a material adverse effect on our business.

Quality Assurance

        We are committed to creating and maintaining the highest standard of regulatory compliance while providing high quality products to our customers. To meet these commitments, we have developed and implemented appropriate quality systems and concepts throughout the organization. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance. Our quality assurance department provides quality leadership and supervises our quality systems. An active audit program utilizing both internal and external auditors monitors compliance with all applicable regulations, standards and internal policies. In addition, our facilities are subject to periodic inspection by the FDA and other regulatory authorities. In the past, our business has received notices alleging violations of applicable regulations and standards, and we have developed definitive action plans, implemented remedial programs and modified our practices to address these issues. Our quality system is designed to build in quality and to utilize continuous improvement concepts throughout the product life-cycle.

Competition

        Our industry is highly competitive. We compete with many companies, both public and private, that range from small, highly focused companies to large diversified healthcare manufacturers. We believe that the most effective competitors in our industry are focused on product quality and performance, breadth of product offering, manufacturing efficiency and the ability to develop and deliver cost-effective products and services that help hospitals provide high quality care in an environment that requires increasing levels of efficiency and productivity.

        Our competitors in medication delivery systems include Baxter, Alaris, Becton Dickinson, B. Braun, Fresenius and Terumo. Competitors in specialty injectable pharmaceuticals include Sicor, American Pharmaceutical Partners and Baxter as well as divisions of several multinational pharmaceutical companies. Baxter and Patheon are significant competitors of our contract manufacturing business. Edwards Lifesciences is a significant competitor in critical care monitoring devices. Local manufacturers of specialty injectable pharmaceuticals also compete with us on a country-by-country basis.

Properties

        The locations and uses of our manufacturing and administrative properties are as follows:

Location	Use	Owned/Leased	Approximate Square Feet
Ashland, OH	Manufacturing	Owned	515,000
Austin, TX	Manufacturing	Owned	750,000
Buffalo, NY	Manufacturing	Owned	40,000
Finisklin, Ireland	Manufacturing	Leased	25,000
La Aurora, Costa Rica	Manufacturing	Owned	290,000
Lake Forest, IL	Corporate Headquarters	Owned	245,000
Lake Forest, IL	Administration	Leased	140,000
Liscate, Italy	Manufacturing	Owned	365,000
Lurganbuoy, Donegal, Ireland	Manufacturing	Owned	70,000
McPherson, KS	Manufacturing	Owned	450,000
Montreal, Quebec Canada	Manufacturing	Owned	180,000
Morgan Hill, CA	Manufacturing	Owned	250,000
North Chicago, IL	Manufacturing	Leased	250,000
Rocky Mount, NC	Manufacturing	Owned	1,300,000
Salt Lake City, UT	Manufacturing	Owned	450,000
San Cristobal, Dominican Republic	Manufacturing	Leased	165,000

        The North Chicago, Illinois lease between Abbott and us expires in 2014; the Lake Forest, Illinois lease expires in 2016, the Dominican Republic lease expires in 2005 with an option to extend until 2011; and the Finisklin, Ireland lease expires in 2013.

        We believe that all of our facilities and equipment are in good condition and are well maintained. We believe that we will have adequate capacity to meet our needs at the time of the distribution.

Patents, Trademarks and Other Intellectual Property

        When possible, we seek patent and trademark protection for our products. We own and are licensed under a substantial number of patents, patent applications, trademarks and trademark applications. However, we do not consider any one or more of these patents, patent applications and trademarks and trademark applications to be material in relation to our business as a whole.

Employees

        We have approximately 14,000 employees worldwide, of which approximately 9,900 employees are in the United States. Approximately 400 of our employees in the United States, all of whom are employed at the Ashland, Ohio manufacturing facility, are covered by a collective bargaining agreement.

        Abbott is in the second year of a five-year collective bargaining agreement with the United Steelworkers of America covering the union employees at the Ashland, Ohio manufacturing facility. Following the separation, the current agreement with this union will be maintained. In addition, a significant portion of our employees outside of the United States are members of works councils or trade unions. We believe that we generally have a good relationship with our employees and the works councils and unions that represent them.

Governmental Regulation and Other Matters

Food and Drug Laws

        Most of our products are subject to regulation by the FDA and foreign and supranational regulatory authorities, including the European Agency for the Evaluation of Medicinal Products for

Human Use, or EMEA. Our marketed drugs and devices are subject to regulation with respect to, among other matters, manufacturing, post-marketing studies in humans, advertising and promotional activities and materials, and product labeling.

        All aspects of the manufacturing of regulated products are subject to substantial governmental oversight. Facilities used for the production, packaging, labeling, storage, and distribution of drugs and medical devices must be registered with the FDA and other regulatory authorities. All manufacturing activities for these products must be conducted in compliance with the relevant Good Manufacturing Practices, or GMPs. Our manufacturing facilities are subject to periodic and for-cause inspections to verify compliance with GMPs. New manufacturing facilities or the expansion of existing facilities will require inspection and approval by the FDA and other regulatory authorities before products produced at that site can enter commercial distribution. If the FDA or another regulatory agency finds upon inspection that a manufacturer has failed to comply with GMPs, it may take various enforcement actions including, but not limited to, issuing a Warning Letter or similar correspondence, mandating a product recall, seizing violative product, imposing civil penalties, and referring the matter to a law enforcement authority for criminal prosecution.

        Our sales and marketing activities for regulated products, particularly prescription drugs and restricted medical devices, are also highly regulated. Regulatory authorities have the power to mandate the discontinuance of promotional materials, practices and programs if they include information that is beyond the scope of the indications included in the approved or cleared labeling or is not in compliance with specific regulatory requirements.

        Some of our drug products which are considered controlled substances, are also subject to additional regulation by the U.S. Drug Enforcement Administration, or DEA, and various state and foreign authorities. These drugs, which have varying degrees of potential for abuse, require specialized controls for production, storage and distribution to prevent theft and diversion. Violation of controlled substance statutes and regulations may result in substantial civil and criminal penalties.

Health Care Fraud and Abuse Laws

        As a manufacturer and distributor of prescription drugs and medical products to hospitals and other health care providers, we and our customers are subject to the federal anti-kickback statute, which applies to Medicare, Medicaid and other state and federal programs. This statute prohibits the solicitation, offer, payment or receipt of remuneration in return for referrals or the purchase, or in return for recommending or arranging for the referral or purchase of goods covered by the programs. The anti-kickback law provides a number of exceptions or "safe harbors" for particular types of transactions. We believe that our arrangements with our customers are in material compliance with the anti-kickback statute and relevant safe harbors. While we generally do not file claims for reimbursement from government payors, the federal government has asserted theories of liability against manufacturers under the Federal False Claims Act, which prohibits the submission of false claims to Medicare, Medicaid and other state and federal programs. We believe that our arrangements with and actions in regard to our claims-filing customers are in material compliance with the Federal False Claims Act. Many states have similar fraud and abuse laws, and we believe that we are in material compliance with those laws. If it were determined that we were not in compliance with those laws, however, we could be subject to criminal and/or civil liability, exclusion from participation in Medicare, Medicaid and other state and federal programs, or other material adverse effects.

Environmental Laws

        Our manufacturing operations worldwide are subject to many requirements under environmental laws. In the United States, the U.S. Environmental Protection Agency and similar state agencies administer laws which restrict the emission of pollutants into the air, discharges of pollutants into bodies of water, and disposal of pollutants on the ground. Violations of these laws can result in significant civil and criminal penalties, and incarceration. The failure to obtain a permit for certain activities may be a violation of environmental law and subject the owner and operator to civil and criminal sanctions. Most environmental agencies also have the power to shut down an operation if it is operating in violation of environmental law. U.S. laws also typically allow citizens to bring private enforcement actions in some situations. Outside the United States, the environmental laws and their enforcement vary and they can be more burdensome. For example, in some European countries there are environmental taxes and laws requiring manufacturers to take back used products at the end of their useful life. This does not currently have a significant impact on our products, but such laws are expanding rapidly in Europe. We have management systems in place which are intended to minimize the potential for violations of these laws.

        Other environmental laws, primarily in the United States, address the contamination of land and groundwater, and require the clean-up of such contamination. These laws may apply not only to the owner or operator of an on-going business, but also to the owner of land contaminated by a prior owner or operator. In addition, if a parcel is contaminated by the release of a hazardous substance, such as through its historic use as a disposal site, any person or company that has contributed to that contamination, whether or not they have a legal interest in the land, may be subject to a requirement to clean up the parcel. We have been involved with a number of sites at which clean-up has been required, some as the sole owner and responsible party, and some as a contributor in conjunction with other parties. The resulting costs tend to be in the form of legal expenses, contributions to the cost of the investigation or clean-up of the contaminated sites, or settlement payments to reimburse the government for past remedial work.

Safety and Health Laws

        In the United States, the Occupational Safety and Health Act sets forth requirements for conditions of the workplace. Our operations are subject to many of these requirements, particularly in connection with our employees' use of equipment and chemicals at manufacturing sites that pose a potential health or safety hazard. Violation of these laws can result in civil and criminal penalties.

Transportation Laws

        Our operations include transporting materials defined as "hazardous" over land, over sea, and through the air. All these activities are regulated under laws administered by the U.S. Department of Transportation and similar agencies outside the United States. They include complex requirements for packing, labeling, and recordkeeping, and the failure to comply can result in civil and criminal sanctions.

Customs Laws

        The import and export of many goods across national borders are heavily regulated, especially in the United States. As the importer and exporter of many shipments each year, we must comply with all customs regulations and pay fees and duties on certain shipments. Failure to comply can result in significant financial penalties and criminal sanctions.

California Proposition 65

        Some state laws regulate the safety of our products in the marketplace to a greater extent than FDA requirements. For example, under California's Safe Drinking Water and Toxic Enforcement Act of 1986, also known as "Proposition 65," the state has established a list of chemicals considered to be hazardous. If, as a result of the sale in California of a product containing a listed chemical, a person is exposed to the chemical, the seller of that product must provide that person with a warning. Monetary penalties for non-compliance can be substantial, although there are no criminal sanctions.

Legal Matters

        A number of civil cases, brought as purported class actions on behalf of individuals or entities, are pending that allege generally that Abbott and numerous other pharmaceutical companies reported false pricing information in connection with federal, state and private reimbursement for certain drugs. These cases generally seek treble damages, disgorgement of profits, restitution and attorneys' fees. The federal court cases have been consolidated in the U.S. District Court in Massachusetts under the Multidistrict Litigation Rules as In re: Pharmaceutical Industry Average Wholesale Price Litigation, MDL 1456. Cases are also pending in five state courts: State of West Virginia ex rel. Darrell V. McGraw, Jr., Attorney General v. Warrick Pharmaceuticals Corp. et al., filed in October 2001 in the Circuit Court for the State of West Virginia, Kanawha County; Peralta, a minor by and through his Guardian ad Litem, Filamena Iberia, filed in October 2001 in the Superior Court for the State of California, Los Angeles County; State of Nevada v. Abbott Laboratories, Inc. et al., filed in January 2002 in the District Court for the State of Nevada, Washoe County; Robert J. Swanston v. TAP Pharmaceutical Products, Inc. et al, filed in March 2002 in the Superior Court for the State of Arizona, Maricopa County; and Commonwealth of Kentucky ex rel. Albert B. Chandler III, Attorney General v. Abbott Laboratories, Inc., filed in September 2003 in the Franklin County Circuit Court. Abbott has filed or intends to file a response in each case denying all substantive allegations.

        In addition, various state and federal agencies, including the U.S. Department of Justice and various state attorneys general, are investigating marketing and pricing practices allegedly engaged in by Abbott, including alleged marketing and pricing practices in connection with the contributed business, with respect to certain Medicare and Medicaid reimbursable products, including practices relating to average wholesale price. These are civil investigations that are seeking to determine what the practices in question were and whether they violated any laws, including federal and state false claims acts, or constitute fraud in connection with the Medicare and/or Medicaid reimbursement paid to third parties. Most of the products involved in these investigations and lawsuits were sold in connection with the contributed business and will become our products following the separation. There may be additional investigations or lawsuits initiated with respect to these matters in the future. We have assumed any liabilities Abbott incurs with respect to these pending or future investigations or lawsuits to the extent that they primarily relate to our business, and we are obligated to indemnify Abbott for the liabilities we have assumed. It is also possible that we will be named as a subject or defendant in these investigations or lawsuits. We have not established any reserves in connection with these matters, and we do not currently believe insurance coverage will be available for any resulting losses. There can be no assurance that these investigations and lawsuits will not result in changes to our business practices or pricing policies, civil or criminal monetary damages, penalties or fines, imprisonment and/or exclusion of our products from participation in federal and state healthcare programs, including Medicare, Medicaid, and Veterans' Administration health programs, any of which, because of our obligation to indemnify Abbott or because we may be named ourselves, could have a material adverse effect on our business, financial condition and results of operation.

        Historically, Abbott has self-insured against most losses of the contributed business other than catastrophic losses, for which it generally retained third party insurance. After the separation, we intend to secure product liability insurance in amounts that we believe to be reasonable and standard in the industry. However, we cannot assure that we will be able to obtain product liability insurance on commercially reasonable terms, if at all. For a more complete discussion of the future risks relating to insurance matters, please see "Risk Factors—Risks Relating to Our Business—We may incur product liability losses, and insurance coverage could be inadequate or unavailable to cover these losses."

INDEBTEDNESS

        We expect to assume approximately $750 million in debt under senior unsecured borrowing arrangements that Abbott will enter into prior to the distribution date. The borrowings may be in the form of credit facilities, bonds or a combination thereof. Upon the distribution, Abbott will be relieved of all obligations under the borrowing arrangements and we will become solely obligated to satisfy all payments and other terms of the borrowing arrangements. We believe that our senior unsecured debt will be investment grade.

        The debt we will assume from Abbott represents the portion of Abbott's liabilities that Abbott determined would result in an appropriate capital structure for us as a financially viable independent company. These determinations were made, after consultation with Abbott's investment banking advisors, by evaluating the typical leverage and debt service coverage ratios for similar companies in the medical products industry with investment grade ratings.

        Hospira will purchase certain operations and assets (net of liabilities) from Abbott outside the United States over a two-year period after the distribution date as we establish our business infrastructure outside the United States and obtain regulatory approval for the transfer of the marketing authorizations for our products. The purchase price is estimated to be approximately $250 million. We will pay Abbott interest on a portion of this purchase price at local prevailing short-term rates in connection with our use of these assets during that period. We expect to fund these purchases from operating cash flow.

        We also expect to enter into a $250 million revolving credit facility which will be available for working capital and other requirements. This facility will allow us to borrow funds on an unsecured basis at variable interest rates as short-term cash needs dictate.

ARRANGEMENTS BETWEEN ABBOTT AND HOSPIRA

        Prior to the distribution, we will enter into the Separation and Distribution Agreement as well as a number of other agreements with Abbott for the purpose of accomplishing the contribution to us of the business described in this information statement, which we sometimes refer to as the separation, and the distribution of our common shares. These agreements will govern the relationship between Abbott and us subsequent to the distribution and provide for the allocation of employee benefits, tax and other liabilities and obligations attributable to periods prior to the distribution. These agreements include:

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  Transition Services Agreements;

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  Employee Benefits Agreement;

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  Manufacturing Agreements;

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  Tax Sharing Agreement; and

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  Intellectual Property Assignment and License Agreements.

        In addition, we will enter into leases and subleases with Abbott for locations that we will share after the distribution. Subleases for space in commercially leased locations will have varying terms generally matching the terms of the underlying leases.

        The material agreements summarized below will be filed as exhibits to the registration statement of which this information statement is a part, and the summaries of each of these agreements set forth those terms we believe to be material. These summaries are qualified in their entirety by reference to the full text of the agreements. The terms of these agreements have not yet been finalized and are being reviewed by us and Abbott.

Separation and Distribution Agreement

        The Separation and Distribution Agreement sets forth the agreements between us and Abbott with respect to the principal corporate transactions required to effect the separation and the distribution of our shares to Abbott shareholders and other agreements governing the relationship between Abbott and us.

The Separation

        To effect the separation, Abbott will, and will cause its subsidiaries to, transfer the assets and liabilities of the contributed business to us. The transfer to us of the United States assets and liabilities and the manufacturing assets and liabilities outside the United States will generally occur immediately prior to the distribution of our shares. We will purchase the non-manufacturing assets and liabilities outside the United States from Abbott on a country-by-country basis generally over the course of the two years following the distribution of our stock to Abbott shareholders for an aggregate purchase price of approximately $250 million. During the period commencing on the distribution date through the date these assets and liabilities are transferred, we will use, and we will be subject to the risks and entitled to the benefits generated by, these assets and liabilities. The most efficient method of separating these assets and liabilities outside the United States is through net asset sales at fair value. We believe that net book value, which is the basis for the $250 million estimated aggregate purchase price, is the best estimate of the fair value of these net assets. The specific timing of the purchase of these operations in a country outside the United States will be determined based on the establishment of the business infrastructure to support our operations in that country and the transfer of the marketing authorizations for our products by the regulatory authorities in that country.

        We will assume, or agree to assume, and will agree to perform and fulfill all of the liabilities of the contributed business in accordance with their respective terms. Except as expressly set forth in the agreement or in any other ancillary agreement, neither we nor Abbott make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the contribution, as to any consents or approvals required in connection with the transfers, as to the value or freedom from any security interests of any of the assets transferred, as to the absence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either us or Abbott, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset transferred. Except as expressly set forth in the agreement or in any other ancillary agreement, all assets will be transferred on an "as is," "where is" basis, and we will agree to bear the economic and legal risks that any conveyance is insufficient to vest in the transferee good and marketable title, free and clear of any security interest, and that any necessary consents or approvals are not obtained or that requirements of laws or judgments are not fulfilled or met.

The Distribution

        The Separation and Distribution Agreement provides that, subject to the terms and conditions contained in the agreement, we and Abbott will take all reasonable steps necessary and appropriate to effect the distribution as of 11:59 p.m. on the distribution date, which we expect will be                        , 2004. Nevertheless, Abbott has reserved the sole and absolute discretion to determine whether to proceed with the contribution and distribution, the timing of the contribution and distribution and to alter any and all terms of the contribution and distribution until it has been completed. As part of this determination, the board of directors will consider, among other things, the opinions of Morgan Stanley & Co. and Houlihan Lokey Howard & Zukin Financial Advisors, Inc. described below. In addition, the contribution and distribution are subject to the satisfaction or waiver by Abbott, in its sole discretion, of a number of conditions, including the following:

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  the continued effectiveness of the private letter ruling from the Internal Revenue Service that, among other things, the distribution will qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code and the transfer to us of the assets and the assumption by us of the liabilities in connection with the contribution will not result in recognition of any gain or loss for U.S. federal income tax purposes to Abbott, us or Abbott's or our stockholders, except with respect to cash received in lieu of fractional shares of our common stock, and such ruling shall continue to be in form and substance satisfactory to Abbott, in its sole discretion;

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  any material third-party consents and governmental approvals necessary to consummate the distribution are obtained and are in full force and effect;

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  no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the contribution or distribution is in effect;

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  no other event or development has occurred that, in the judgment of Abbott, would result in the distribution having an adverse effect on Abbott or Abbott shareholders;

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  Morgan Stanley & Co. Incorporated, or another independent financial advisor acceptable to Abbott, shall have delivered and not withdrawn an opinion to the board of directors of Abbott regarding the fairness of the distribution from a financial point of view to Abbott shareholders that is in form and substance acceptable to Abbott in its sole discretion; and

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  Houlihan Lokey Howard & Zukin Financial Advisors, Inc., or another independent appraisal firm or firms acceptable to Abbott, shall have delivered and not withdrawn opinions to the board of directors of Abbott confirming the solvency and financial viability of Abbott before the contribution and each of Abbott and Hospira after the distribution.

        If Abbott waives a material condition to the distribution after the date of this information statement, we intend to issue a press release disclosing this waiver and file a report on Form 8-K with the Securities and Exchange Commission.

Releases and Indemnification

        The Separation and Distribution Agreement provides for a full and complete release and discharge of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the date of the distribution, between or among us or any of our affiliates, on the one hand, and Abbott or any of its affiliates other than us, on the other hand, except as expressly set forth in the agreement. The liabilities released or discharged will include liabilities arising under any contracts or arrangements existing or alleged to exist between or among any of these persons or entities on or before the date of the agreement.

        We have agreed to indemnify, hold harmless and defend Abbott, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

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  the failure of us or any of our affiliates or any other person or entity to pay, perform or otherwise promptly discharge any liabilities associated with the contributed business, or any contracts associated with the contributed business, in accordance with their respective terms;

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  the contributed business, contracts or liabilities, regardless of when those contracts were signed or liabilities arose, including any legal proceedings (whether pending or commenced in the future) relating to our business or products whether or not we are named as a party to the proceeding;

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  any breach by us or any of our affiliates of the agreement or any of the related agreements; and

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  any untrue statement or alleged untrue statement in the registration statement or this information statement of a material fact, or any omission or alleged omission to state a material fact required to be stated in the registration statement or this information statement that is necessary to make the statements therein not misleading.

        Abbott has agreed to indemnify, hold harmless and defend us, each of our affiliates and each of our respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

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  the failure of Abbott or any affiliate of Abbott, other than us, or any other person or entity to pay, perform or otherwise promptly discharge any liabilities of Abbott or its affiliates, other than our liabilities and other than liabilities associated with the contributed business;

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  the Abbott business other than the contributed business, and any liability of Abbott or its affiliates, other than our liabilities and liabilities associated with the contribution of the business; and

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  any breach by Abbott or any of its affiliates, other than us, of the agreement or any of the related agreements.

        The Separation and Distribution Agreement also establishes procedures with respect to claims subject to indemnification and related matters.

Contingent Liabilities and Contingent Gains

        The Separation and Distribution Agreement provides that we and Abbott will indemnify each other with respect to contingent liabilities primarily relating to our respective businesses or otherwise assigned to each of us, other than certain tax liabilities. The agreement also provides for the sharing of some specifically identified liabilities, other than taxes.

Dispute Resolution

        The Separation and Distribution Agreement contains provisions that govern, except as otherwise provided in any related agreement, the resolution of disputes, controversies or claims that may arise between us and Abbott. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of us and Abbott. If such efforts are not successful, either we or Abbott may submit the dispute, controversy or claim to binding alternative dispute resolution, subject to the provisions of the agreement.

Expenses

        Except as expressly set forth in the Separation and Distribution Agreement or in any related agreement, all third party fees, costs and expenses incurred in connection with the distribution incurred by Abbott will be paid by Abbott, and all such fees, costs and expenses incurred in connection with the distribution by us will be paid by us.

Termination

        The Separation and Distribution Agreement may be terminated and the separation and distribution may be modified or abandoned at any time prior to the distribution date in the sole discretion of Abbott without our approval or the approval of Abbott's shareholders. In the event of a termination of the Separation and Distribution Agreement, no party shall have any liability of any kind to any other party or any other person. After the distribution date, the agreement may not be terminated except by an agreement in writing signed by both Abbott and us.

Further Assurances

        In addition to the actions specifically provided for in the Separation and Distribution Agreement, both we and Abbott have agreed to use our reasonable efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the agreement and the related agreements.

Transition Services Agreements

        We and Abbott will enter into transition services agreements prior to the separation pursuant to which we and Abbott will provide to the other, on an interim, transitional basis, various services, including commercial and administrative operations outside the United States, treasury administration, employee benefits administration and information technology services. The agreed upon charges for such services are generally intended to allow the servicing party to recover all out-of-pocket costs and expenses and a predetermined profit.

        In general, the services will commence on the distribution date and will terminate no later than 24 months following the distribution date. The receiving party may terminate the provision of such services upon prior written notice.

Employee Benefits Agreement

        We and Abbott will enter into an Employee Benefits Agreement to allocate liabilities and responsibilities relating to employee compensation and benefits plans and programs and other related matters.

        The Employee Benefits Agreement will provide that, as of the distribution date, we generally will assume, retain and be liable for all wages, salaries, welfare, incentive compensation and other employee-related obligations and liabilities for all current and former U.S. non-union employees of our business, except as specifically provided in the agreement. Abbott will retain all assets and liabilities relating to our U.S. retirees and U.S. employees who have terminated with a vested benefit under the Abbott Annuity Retirement Plan as of the distribution date. Additionally, Abbott will retain liabilities for postretirement medical and life insurance benefits for U.S. non-union employees who are currently retired and for those U.S. non-union employees who are eligible to retire as of the distribution date. We will assume and be liable for the pension and postretirement benefits of our current and former union employees at our Ashland, Ohio site. Our obligations with respect to employees outside the United States will be handled in accordance with the terms of applicable local plans and local law.

        In connection with the distribution, we will adopt benefit programs which will enable us to provide transitional benefits for our U.S. employees through the end of 2004 that are substantially similar to the benefits provided to these employees under Abbott benefit plans prior to the distribution date. In general, during the transition period, we will give each active U.S. employee in our business credit for his or her service with Abbott for purposes of determining eligibility to participate, eligibility for benefits and vesting under plans maintained by us, to the extent the corresponding Abbott plans gave credit for such service.

        For periods after 2004, we may either modify the transitional benefit programs or terminate them and establish new benefit programs in the United States in order to align our benefit programs with our business and employee needs. For those countries outside the United States in which we have employees, we will determine transition strategies taking into account existing Abbott benefit plans and commitments, local labor laws including individual rights and duties, local practices and the future needs of our business. Our transition strategies both in and outside the United States will provide, where necessary, for an appropriate allocation of assets and liabilities between Abbott and Hospira to effect the transition of existing benefits or programs that must be maintained by Hospira based on the transition strategy, existing commitments or local law.

        Pursuant to the Employee Benefits Agreement, Abbott stock options held by our employees who are retirement eligible on the date of distribution will continue in effect. Abbott stock options held by our employees who were not retirement eligible on the date of distribution will be converted to Hospira stock options at the time of the distribution, except in certain foreign jurisdictions where applicable laws, rules or regulations make it inadvisable to convert. Option awards that are converted will be adjusted to maintain both the pre-conversion aggregate intrinsic value of each award and the ratio of the exercise price per share to the market value per share. The vesting schedule of converted options will not be adjusted as a result of the conversion. Fractional shares will be rounded to the nearest whole number of shares. All other terms and conditions of the converted stock options will remain substantially the same as those in effect prior to the distribution.

Tax Sharing Agreement

        We and Abbott will enter into a Tax Sharing Agreement which will govern Abbott's and our respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period ending on or before the distribution date, as well as tax periods beginning before and ending after the distribution date. Generally, Abbott will be liable for all pre-distribution U.S. federal income taxes, foreign taxes and certain state taxes attributable to our business. We generally will be liable for all other taxes attributable to our business. In addition, the Tax Sharing Agreement will address the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the distribution. The Tax Sharing Agreement will also provide that we are liable for taxes incurred by Abbott that arise as a result of our taking or failing to take, as the case may be, certain actions that result in the distribution failing to meet the requirements of a tax-free distribution under Section 355 of the Internal Revenue Code.

Intellectual Property Assignment and License Agreements

        Abbott patent rights utilized exclusively or primarily in conjunction with our business will be assigned to us or our affiliates. Abbott patent rights that will be used by both Abbott and us following the separation will be the subject of license agreements between Abbott and us, or our respective affiliates.

        Abbott trademark rights associated with our business will be assigned or licensed to us or our affiliates.

THE SEPARATION AND DISTRIBUTION

General

        The board of directors of Abbott is expected to approve the distribution of all of the outstanding shares of our common stock to the holders of Abbott common shares. In the distribution, each holder of Abbott common shares will receive, as a dividend, one share of our common stock and an associated preferred stock purchase right for every             Abbott common shares held on                        2004, which will be the record date. Please see "Description of Capital Stock—Rights Agreement" for a description of our preferred stock purchase rights.

Reasons for the Separation and Distribution

        Abbott's board of directors has determined that separating the contributed business from Abbott's other businesses in the form of a tax-free distribution to Abbott shareholders of our new publicly-traded stock is in the best interest of Abbott and its shareholders. Abbott's board of directors believes that our separation from Abbott will provide both companies with the opportunity to focus exclusively on their respective businesses and their unique opportunities for long-term growth and profitability. In addition, the separation will enable each company to enhance its strategic, financial and operational flexibility.

        The key benefits of the separation include:

Sharper Strategic Focus

        Both we and Abbott anticipate that the separation will allow each company to focus exclusively on the unique opportunities facing its respective business. For many years, our business has operated within Abbott's broadly diversified healthcare business. As part of Abbott, our business was required to compete for product development funds and other investment resources with Abbott's other major businesses. These competing businesses have typically pursued different strategies and have participated in markets with different dynamics. As separate entities, both we and Abbott can use our respective resources to invest in opportunities targeted to each of our distinct strategies and markets. In addition, each company can devote more management time and attention toward meeting the unique needs of its customers. We believe this focused approach will allow each management team to make decisions more quickly and efficiently.

Different Business Models

        In general, the businesses Abbott is retaining rely on specialty sales forces to promote proprietary, branded products directly to physicians, hospital pharmacists and large clinical and reference laboratories, where competition is typically based on unique product characteristics. In contrast, our business markets a broad portfolio of products primarily through large volume contracts negotiated with GPOs and their member hospitals, with IDNs and with governmental entities.

Flexibility to Pursue Independent Strategies

        For nearly 70 years, our business has served its customers with high-quality products that are used in hospitals and throughout the continuum of care, which includes alternate site clinics, home healthcare providers and long-term care facilities. From medication delivery systems to specialty injectable pharmaceuticals to injectable pharmaceutical contract manufacturing, our business has maintained a leading position in many segments of the hospital market. As a separate company, we will have greater flexibility to expand on these leadership positions by delivering new technology solutions for our customers. In addition, we will be better positioned to focus on our strategic growth initiatives.

Targeted Incentives for Employees

        As an independent company, we will have the opportunity to reward employees using equity-based compensation plans that align the incentives of management and employees with the overall financial performance of our business. The results of our business will no longer be impacted by Abbott's other businesses, thus creating greater incentives for employees whose stock ownership will be more directly tied to our performance. The impact of this form of incentive system on our performance is expected to grow as management and employee ownership increases through the use of stock options and participation in our equity incentive programs.

Direct Access to Capital

        Historically, the ability of the contributed business to access capital was constrained by Abbott's larger strategic priorities. Operating as a publicly traded company, we will have direct access to the capital markets. In addition, we will have the option to use our own equity as acquisition currency should the appropriate strategic opportunities arise.

        Abbott's board of directors considered a number of other factors in evaluating the separation, including the possibility that we may experience disruptions to our business as a result of the separation, the possibility that employee morale would suffer if Abbott employees who will become our employees after the separation had an initial negative reaction to their transfer, the reaction of Abbott shareholders to the separation and the one-time and on-going costs of the separation. Abbott's board of directors concluded that the potential benefits of the separation outweigh these factors, and that separating our business from Abbott's other businesses in the form of a tax-free distribution to Abbott shareholders is in the best interests of Abbott and its shareholders. Because Abbott believes a tax-free distribution to Abbott shareholders is the most economical means of separating our business for shareholders, other means of separating the business were not pursued.

Manner of Effecting the Distribution

        The general terms and conditions relating to the separation and distribution are set forth in the Separation and Distribution Agreement between us and Abbott. The distribution of our common stock to Abbott shareholders will be effective at 11:59 p.m. on the distribution date, which we expect will be                        , 2004. For Abbott shareholders who own Abbott common shares in registered form on the record date, our transfer agent will credit their shares of Hospira common stock to book entry accounts established by the transfer agent to hold their Hospira common stock, and our distribution agent will send them a statement reflecting their Hospira common stock ownership. Book entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For shareholders who own Abbott common shares through a broker or other nominee, their shares of Hospira common stock will be credited to their accounts by the broker or nominee. Following the distribution, stockholders whose shares are held in book entry form may request that their shares be transferred to a brokerage or other account, or that physical stock certificates be sent to them, in each case at any time and without charge.

        A delivery of a share of our common stock in connection with the distribution also will constitute the delivery of the preferred stock purchase right associated with the share. The existence of the preferred stock purchase rights may deter a potential acquiror from making a takeover proposal or a tender offer. For a more detailed discussion of these rights, please see "Description of Capital Stock—Rights Agreement."

        Abbott shareholders will not be required to pay for the shares of our common stock they receive in the distribution, nor will they need to surrender or exchange Abbott shares or take any other action in connection with the distribution. No vote of Abbott shareholders is required or sought in connection with the distribution, and Abbott shareholders have no appraisal rights in connection with the distribution.

        Fractional shares of our common stock will not be issued as part of the distribution nor will any be credited to book entry accounts. Instead, the distribution agent will, as soon as practicable on or after the distribution date, aggregate into whole shares the fractional shares of our common stock that shareholders would otherwise have been entitled to receive. The distribution agent will sell these whole shares in the open market at prevailing market prices and distribute the aggregate sale proceeds ratably to shareholders who would otherwise be entitled to receive fractional shares. The amount of this payment will depend on the prices at which the aggregated fractional shares are sold by the distribution agent. We will be responsible for any payment of brokerage fees in connection with the sale of aggregated fractional shares, which we do not expect to be material. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholder. For an explanation of the U.S. federal income tax consequences of the distribution, including the receipt of cash in lieu of fractional shares, please see "—U.S. Federal Income Tax Consequences of the Distribution."

        In addition, at the time of the distribution, each outstanding option to purchase Abbott common shares held by our employees who were not retirement-eligible immediately prior to the distribution will be converted into a similar option for our common stock, adjusted to reflect the distribution ratio.

        In order to be entitled to receive shares of our common stock in the distribution, you must have been an Abbott shareholder at the close of business on the record date,                              , 2004.

        After the distribution, many of our stockholders may hold odd lots or blocks of less than 100 of our shares. An investor selling an odd lot may be required to pay a higher commission rate than an investor selling round lots or blocks of 100 shares.

Results of the Separation and Distribution

        After the separation and distribution, we will be an independent public company owning and operating what had previously been Abbott's core hospital products business. Immediately after the distribution, we expect to have approximately            holders of shares of our common stock and approximately            million shares of our common stock issued and outstanding based on the number of beneficial shareholders and outstanding Abbott shares on                            , 2004. The actual number of shares to be distributed will be determined based on the number of Abbott shares outstanding on the record date.

        The distribution will not affect the number of outstanding Abbott shares or any rights of Abbott shareholders, although it may affect the market value of each outstanding Abbott common share.

        We expect to assume approximately $750 million in debt under senior unsecured borrowing arrangements that Abbott will enter into prior to the distribution date. Upon the distribution, Abbott will be relieved of all obligations under the borrowing arrangements and we will become solely obligated to satisfy all payments and other terms of the borrowing arrangements.

U.S. Federal Income Tax Consequences of the Distribution

        The following is a summary of the material U.S. federal income tax consequences of the distribution and is based on the Internal Revenue Code, the Treasury regulations promulgated thereunder, and interpretations of the Internal Revenue Code and Treasury regulations by the courts and the Internal Revenue Service, all as they exist as of the date of this document. This summary does not discuss all tax considerations that may be relevant to Abbott shareholders in light of their particular circumstances, nor does it address the consequences to Abbott shareholders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, non-resident alien individuals, foreign entities, foreign trusts and estates and beneficiaries thereof, persons who acquire such shares of Abbott common stock pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, and dealers in securities. In addition, this summary does not address the U.S. federal income tax consequences to Abbott shareholders who do not hold their shares of Abbott common stock as capital assets. This summary does not address any state, local or foreign tax consequences. Abbott shareholders are urged to consult their tax advisors as to the particular tax consequences of the distribution to them.

        Abbott has received a ruling from the Internal Revenue Service to the effect that the transfer to us of Abbott's core hospital products business and the distribution of our common stock will qualify as a tax-free transaction under Section 355 of the Internal Revenue Code. The ruling provides that for U.S. federal income tax purposes:

  •
  Abbott will not recognize any gain or loss upon the transfer or the distribution;

  •
  no gain or loss will be recognized by, or be included in the income of, a holder of Abbott common shares solely as the result of the receipt of our common stock in the distribution;

  •
  the basis of the Abbott common shares and our common stock in the hands of Abbott shareholders immediately after the distribution will be the same as the basis of the Abbott common shares immediately before the distribution, allocated between the Abbott common shares and our common stock in proportion to their relative fair market values on the date of the distribution;

  •
  the holding period of our common stock received by Abbott shareholders will include the holding period of their Abbott common shares, provided that such Abbott common shares are held as a capital asset on the date of the distribution; and

  •
  shareholders of Abbott who receive cash from the distribution agent in respect of fractional shares will recognize gain or loss on the sale of the fractional share interest equal to the difference between the cash received and the shareholder's basis in the fractional share interest. The gain or loss will be capital gain or loss to the shareholder provided the fractional share interest is a capital asset in the hands of the shareholder.

        Although the ruling relating to the qualification of Abbott's transfer to us of its core hospital products business and distribution as a tax-free transaction is generally binding on the Internal Revenue Service, the continuing validity of the ruling is subject to factual representations and assumptions. If the factual representations and assumptions are incorrect or inaccurate in any material respect, this letter ruling could be retroactively revoked or modified by the Internal Revenue Service. Neither we nor Abbott are aware of any facts or circumstances that would cause any of such representations and assumptions to be untrue or incomplete in any material respect.

        If the distribution were not to qualify as a tax-free transaction, Abbott would recognize taxable gain equal to the excess of the fair market value of our common stock distributed to Abbott shareholders over Abbott's tax basis in our common stock. In addition, each shareholder who receives our common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received, including any fractional share sold on behalf of the shareholder. You would be taxed on the full value of our shares that you received (without reduction for any portion of your basis in your Abbott shares) as a dividend for U.S. federal income tax purposes and possibly for purposes of state and local tax law to the extent of your pro rata share of Abbott's current and accumulated earnings and profits (including Abbott's taxable gain on the distribution). Under current law, assuming certain holding period requirements are met, individual citizens or residents of the United States are subject to U.S. federal income tax on dividends at a maximum rate of 15 percent. Amounts in excess of your pro rata share of Abbott's current and accumulated earnings and profits would be treated as a return of capital to the extent of your basis in your Abbott common shares and thereafter as capital gain, assuming you hold your Abbott common shares as a capital asset. Under current law, individual citizens or residents of the United States are subject to U.S. federal income tax on long-term capital gains (i.e., capital gains on assets held for more than one year) at a maximum rate of 15 percent.

        Even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Internal Revenue Code, it may be disqualified as tax-free to Abbott under Section 355(e) of the Internal Revenue Code if 50 percent or more of Abbott's shares or our stock is acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of Abbott's shares within two years before the distribution, and any acquisitions or issuances of Abbott's shares or of our common stock within two years after the distribution, are presumed to be part of such a plan, although we or Abbott may be able to rebut that presumption. We are not aware of any such acquisitions or issuances of Abbott's shares within the two years before the distribution. If an acquisition or issuance of our stock or Abbott's shares triggers the application of Section 355(e), Abbott would recognize taxable gain as described above, but the distribution would generally be tax-free to each Abbott shareholder. Under the tax sharing agreement between Abbott and us, we would be required to indemnify Abbott against that taxable gain if it were triggered by an acquisition or issuance of our stock. See "Arrangements Between Abbott and Hospira—Tax Sharing Agreement" for a more detailed discussion of the tax sharing agreement between Abbott and us.

        Current U.S. Treasury regulations require each Abbott shareholder who receives shares of our common stock in the distribution to attach to his or her U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 to the distribution. Within a reasonable period of time after the distribution, Abbott will provide you with the information necessary to comply with that requirement.

        You should consult your tax advisor about the particular consequences of the distribution to you, including the application of state, local and foreign tax laws, and possible changes in laws that may affect the tax consequences described above.

Listing and Trading of our Common Stock

        There is not currently a public market for our common stock. We have been authorized to list our common stock on the New York Stock Exchange under the symbol "            ." We anticipate that trading will commence on a when-issued basis prior to the distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. If you purchase or sell our common stock on a when-issued basis, your transaction will not settle until after the distribution date. On the first trading day following the distribution date, when-issued trading in our common stock will end and regular-way trading will begin. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction.

        The shares distributed to Abbott shareholders will be freely tradable after the distribution date except for shares received by people who may have a special relationship or affiliation with us. People who may be considered our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us. This will include all of our executive officers and directors. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

Reason for Furnishing this Information Statement

        This information statement is being furnished solely to provide information to shareholders of Abbott who will receive shares of our common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities. The information contained in this information statement is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and we will not update the information except in the normal course of our public disclosure obligations and practices.

MANAGEMENT

Our Directors and Executive Officers

        We expect that our board of directors following the distribution will be comprised of            directors. We expect to appoint David A. Jones as chairman of our board of directors. Christopher B. Begley, who will be our Chief Executive Officer, is also expected to be a director. In connection with the distribution, a number of non-employee directors will be elected to the board prior to the distribution date. To the extent additional directors or director designees are designated prior to the distribution date, we will disclose the names of these additional directors or director designees in an amendment to this information statement or in an additional filing on Form 8-K.

        Upon completion of the distribution, our board of directors will be divided into three classes. Approximately one third will be Class I directors, with terms expiring at the annual meeting of stockholders to be held in 2005, approximately one third will be Class II directors with terms expiring at the annual meeting of stockholders to be held in 2006, and approximately one third will be Class III directors with terms expiring at the annual meeting of stockholders to be held in 2007. Commencing with the annual meeting of stockholders to be held in 2005, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years.

        The following table sets forth information as to persons who serve or who are currently expected to serve as our directors or executive officers immediately following the distribution, including their ages as of December 31, 2003. None of the identified officers will retain their positions with Abbott after the distribution.

Name	Age	Position
David A. Jones	72	Chairman
Christopher B. Begley	51	Chief Executive Officer
John Arnott	43	Vice President, Global Commercial Operations
Terrence C. Kearney	49	Vice President and Chief Financial Officer
Edward A. Ogunro, Ph.D.	51	Vice President, Research and Development, Medical and Regulatory Affairs and Chief Scientific Officer
Brian J. Smith	52	Vice President, General Counsel and Secretary

        David A. Jones will be appointed Chairman of the board of directors of our company on the distribution date. Mr. Jones was a director of Abbott for over 20 years, from 1982 until his retirement from the Abbott board in 2003. He is a co-founder of Humana Inc. and served as chairman and chief executive officer since its organization in 1961 until he retired as chief executive officer in 1997. In 1999, Mr. Jones resumed his responsibilities as chief executive officer and held that position until 2000, when he resumed the position of chairman.

        Christopher B. Begley will be appointed Chief Executive Officer of our company on the distribution date. Mr. Begley has been President of Abbott's Hospital Products Division from 2000 to present. From 1999 to 2000, Mr. Begley was Senior Vice President, Chemical and Agricultural Products at Abbott and was Vice President of Abbott Health Systems from 1998 to 1999. Mr. Begley has provided 18 years of service to Abbott.

        John Arnott will be appointed Vice President, Global Commercial Operations on the distribution date. Mr. Arnott has been Vice President of Abbott's Hospital Business Sector from July 2002 to present. Mr. Arnott has held various management positions during his 14 years with Abbott, including Divisional Vice President and Regional Director, Europe, Abbott International Division from March 2002 to July 2002, Divisional Vice President, Marketing and Business Development, Abbott

International Division from 2000 to 2002 and General Manager, The Netherlands, Abbott International Division from 1997 to 2000.

        Terrence C. Kearney will be appointed Vice President and Chief Financial Officer of our company on the distribution date. Mr. Kearney has been Vice President and Treasurer of Abbott from 2001 to present. From 1996 to 2001, Mr. Kearney was Divisional Vice President and Controller for Abbott's International Division. Mr. Kearney has provided 24 years of service to Abbott.

        Edward A. Ogunro, Ph.D. will be appointed Vice President, Research and Development, Medical and Regulatory Affairs and Chief Scientific Officer on the distribution date. Dr. Ogunro has been Vice President Hospital Products Research and Development, Medical and Regulatory Affairs of Abbott from 1999 to present. Dr. Ogunro was Divisional Vice President for Abbott's Immuno Diagnostics and Chemistry R&D organization from 1995 to 1999 and has been with Abbott for 21 years.

        Brian J. Smith will be appointed Vice President, General Counsel and Secretary of our company on the distribution date. Mr. Smith has been Divisional Vice President, Domestic Legal Operations of Abbott from 1995 to present and has been with Abbott for 25 years.

Annual Meeting

        Our first annual meeting of stockholders after the distribution is expected to be held in                        , 2005. This will be an annual meeting of stockholders for the election of directors. The annual meeting will be held at our principal office or at such other place or by electronic means as permitted by the laws of the state of Delaware and on such date as may be fixed from time to time by resolution of our board of directors.

Committees of the Board of Directors

        We will be managed under the direction of our board of directors. Our board of directors plans to establish three committees immediately following the distribution: an executive committee, an audit and public policy committee and a nominations and compensation committee.

Executive Committee

        A majority of members of the executive committee will be independent directors who are not our employees. The executive committee will exercise the powers and authority of the board of directors in the management of our everyday business and affairs with respect to issues which the chairman of the committee or our chief executive officer determines should not be postponed until the next regular meeting of our board of directors or do not require a meeting of the board of directors. The executive committee may not approve or adopt, or recommend to shareholders, any action or matter which must be submitted to our stockholders for approval pursuant to Delaware law. The executive committee also may not adopt, amend or repeal our by-laws.

Audit and Public Policy Committee

        The audit and public policy committee will be comprised solely of directors who are independent and financially literate, as required by the New York Stock Exchange and the Securities Exchange Act of 1934, as amended, which we refer to as the Securities Exchange Act. At least one member of the committee must have accounting or related financial management expertise. The functions of this committee will include:

  •
  meeting periodically with our management, internal auditors and independent auditors regarding our internal controls, accounting and financial reporting;

  •
  appointing and evaluating the independent auditors;

  •
  reviewing and discussing our financial statements and earnings press releases with our management and independent auditors;

  •
  establishing procedures for the receipt, retention and treatment of complaints received by our company regarding accounting matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting matters;

  •
  developing and recommending to the board of directors ethics and compliance programs, policies and procedures;

  •
  reviewing our quality control and regulatory compliance programs and the sufficiency of and compliance with our code of business conduct; and

  •
  reviewing current and emerging social, political, economic and environmental trends or issues that could affect our business.

        Both the independent auditors and the internal auditors will regularly meet privately with the audit committee and have unrestricted access to the audit committee.

Nominations and Compensation Committee

        The nominations and compensation committee will be comprised solely of independent directors who are not our employees. The functions of this committee will include:

  •
  developing the general criteria for selecting members of the board of directors and assisting the board in identifying and attracting qualified candidates;

  •
  recommending to the board of directors the nominees for election as directors, considering the criteria described above and any potential nominees recommended by our stockholders;

  •
  recommending to the board of directors persons to be elected as executive officers;

  •
  reviewing the performance of our executive officers;

  •
  reviewing and determining the Chief Executive Officer's compensation;

  •
  reviewing and, as it deems appropriate, recommending to the board of directors, policies, practices and procedures relating to the compensation of our officers (other than the Chief Executive Officer), other managerial employees and non-employee directors and the establishment and administration of our employee benefit plans; and

  •
  exercising authority under our employee equity incentive plans.

Director Compensation

        We currently are reviewing the compensation that we will pay to our non-employee directors following the distribution, but anticipate that our non-employee directors will receive an annual cash retainer in the amount of $50,000 per year. We also anticipate that we will provide non-employee directors with meeting fees of $1,000 for attending each board meeting, board committee meeting and the Annual Meeting of Stockholders in person ($500 for each meeting other than in person). Each director who serves in the role of chairman of any committee will be entitled to a committee chairman fee of $5,000. In consideration of the additional duties and responsibilities required for serving as chairman of the full board, there will be an additional one time Chairman of the Board Retainer in the form of an option to purchase             shares of our common stock at a price equal to fair market value at the time of the grant.

        Additionally, as of each regularly scheduled Annual Meeting of Stockholders, each non-employee director will receive an annual grant of restricted stock which will generally vest as of the next regularly scheduled Annual Meeting of Stockholders. These shares of restricted stock will be issued under the Hospira 2004 Long-Term Stock Incentive Plan, which we refer to as the 2004 Stock Plan. We intend to adopt this plan prior to the distribution, with the approval of Abbott in its capacity as our sole stockholder. Non-employee directors may elect to defer all or a portion of their annual retainer fees, committee chairman fees, meeting fees and restricted stock awards. The cash-based fees will be deferred into a stock unit account. Restricted stock may, based on an election by the director, be deferred and granted as restricted stock units and recorded in the director's stock unit account. Any shares of stock distributed to non-employee directors at the end of the applicable deferral periods shall be issued under the terms of the 2004 Stock Plan.

Executive Compensation

        The nominations and compensation committee will be responsible for administering the compensation program for our executive officers.

        Our executive compensation program will be based upon a pay-for-performance philosophy. Under our program an executive's direct compensation is based on the following components:

  •
  base salary;

  •
  an annual incentive or bonus payment; and

  •
  long-term incentives, which may include cash-based awards, stock-based awards and/or stock options.

        Our goal is to administer executive compensation in a manner that aligns the interests of our shareholders with the ability to attract, retain, and motivate outstanding leadership. Therefore, total compensation will be determined by the success of our company and offer the opportunity to earn above average rewards when merited by corporate and individual performance and provide total compensation opportunities, when merited by performance, that are competitive in the marketplace.

Base Salary

        An executive's base salary is determined by an assessment of her/his sustained performance against her/his individual job responsibilities including, where appropriate, the impact of such performance on our business results, current salary in relation to the competitive market for the job, experience and potential for advancement.

Annual Incentives

        Our annual incentive plan will be designed to establish a link between annual incentives and our financial success by rewarding executives when our company achieves established financial objectives and when each executive meets his or her predetermined goals. These goals may include financial measures selected by our board of directors such as consolidated net earnings, profitability, cash flow, total sales and earnings per share and non-financial measures such as the attainment of selected strategic goals. An individual executive's annual incentive opportunity will be a percentage of her/his salary determined by the executive's job level and competitive survey data. Actual annual incentive payments will be determined by our company's achievement of its established financial goals and the executive's achievement of the predetermined goals noted above. It is our intent that our annual incentive program for key executives meet the requirements of the Omnibus Budget Reconciliation Act of 1993 and that appropriate levels of deductibility be maintained. All or a portion of the incentive compensation payable in or attributable to 2004 may, for certain officers of the company, be paid into existing grantor trusts established pursuant to similar incentive plans maintained by Abbott. Abbott will retain the obligation to maintain the trusts and will retain all ongoing trust-related expenses.

Long-Term Incentives

        Our long-term incentives will be primarily in the form of stock option awards, stock appreciation rights and restricted stock. However, other types of equity-based awards may also be granted on a select basis to attract, retain and motivate key executives critical to our long-term success. The various awards will be made under the 2004 Stock Plan. In addition, performance units and performance shares may also be granted in the future to further align executive compensation with our financial success. The objective of these awards is to advance our longer-term interests and those of our stockholders and to complement incentives tied to annual performance. The various awards under the 2004 Stock Plan are intended to provide rewards to executives based upon the creation of incremental stockholder value. It is anticipated that all awards made in conjunction with the conversion of existing Abbott stock awards into Hospira awards, as discussed above, will be made under the 2004 Stock Plan. Stock options will generally only produce value to executives if the price of our stock appreciates from the value on the date of grant, thereby directly linking the interests of executives with those of stockholders. Conversion options may, however, have an exercise price that is lower than Hospira's stock value on the date of distribution. The number of stock options granted will be based on the executive's position and responsibilities, the executive's performance in the prior year and the executive's potential for continued sustained contributions to our success. With the exception of conversion options, the executive's rights under the stock options will generally vest over a three-year period and each option will generally be exercisable, but only to the extent vested, over a ten-year period following its grant. We plan to establish share ownership guidelines for our executives. We believe ownership guidelines for certain executives will help preserve the linkage between the interests of the executives and those of stockholders.

        Additionally, we also plan on adopting, with the approval of Abbott in its capacity as our sole stockholder, the Hospira Founders Stock Option Plan, which we refer to as the Founders Stock Plan. The Founders Stock Plan permits the granting of non-qualified stock options to employees of Hospira and its affiliates who are employed as of the date of the distribution or hired during an established period thereafter. The design and purpose of the Founders Stock Plan is to provide a sense of ownership and entrepreneurial spirit to the employees of the newly independent organization.

        The following table sets forth compensation information for our chief executive officer and our four other executive officers who, based on the salary and bonus compensation received from Abbott, were the most highly compensated for the year ended December 31, 2003. All information set forth in this table reflects compensation earned by these individuals for service with Abbott for the year ended December 31, 2003. Historical compensation for service with Abbott may not be indicative of future compensation for service with Hospira.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Restricted Stock Award(s) ($)(1)	Securities Underlying Options/ SARs (#)		All Other Compen- sation ($)(2)

Christopher B. Begley Chief Executive Officer	2003	$469,800	$428,200	$406,397	$0	90,000 26,059	(3)	$23,490

John Arnott Vice President, Global Commercial Operations	2003	259,615	178,300	584	0	50,000		12,981

Terrence C. Kearney Vice President and Chief Financial Officer	2003	280,384	225,000	0	0	50,000 12,711	(3)	14,019

Edward A. Ogunro, Ph.D. Vice President, Research and Development, Medical and Regulatory Affairs and Chief Scientific Officer	2003	313,200	231,000	166,263	0	50,000 25,530	(3)	15,660

Brian J. Smith Vice President, General Counsel and Secretary	2003	280,431	150,000	0	0	13,500		10,000

(1)
The number and value of restricted shares held as of December 31, 2003, respectively, were as follows:

  C. B. Begley - 43,000 / $2,003,800;
  J. Arnott - 15,000 / $699,000;
  T. C. Kearney - 23,000 / $1,071,800; and
  E. A. Ogunro - 30,000 / $1,398,000.

  The officers receive all dividends paid on these shares.

(2)
These amounts are employer contributions made to the Abbott Laboratories Stock Retirement Plan and made or accrued with respect to the Abbott Laboratories 401(k) Supplemental Plan.

(3)
These are replacement stock options. They are described in the table captioned "OPTION/SAR GRANTS IN LAST FISCAL YEAR" on page 67.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options/SARs Granted(#)(2)		Options/SARs Granted to Employees in Fiscal Year		Exercise or Base Price ($/Sh.)	Expiration Date	Grant Date Present Value(1)

Christopher B. Begley	90,000	(3)	3.3%		$35.36	02/13/2013	$785,700
Replacement Options:	26,059		0.9%		43.60	02/10/2010	255,378

John Arnott	50,000	(3)	1.8%		35.36	02/13/2013	436,500

Terrence C. Kearney	50,000	(3)	1.8%		35.36	02/13/2013	436,500
Replacement Options:	12,711		0.5%		45.35	02/10/2010	125,203

Edward A. Ogunro, Ph.D.	50,000	(3)	1.8%		35.36	02/13/2013	436,500
Replacement Options:	18,439 2,576 4,515		0.7 0.1 0.2	% % %	44.05 45.35 45.35	02/10/2010 02/08/2006 02/10/2010	180,333 12,880 44,473

Brian J. Smith	13,500	(3)	0.5%		35.36	02/13/2013	117,855

(1)
These values were determined using a Black-Scholes stock option valuation model. For options, other than replacement options, the model uses the following assumptions: expected volatility of 32%, dividend yield of 2.8%, risk-free interest of 2.7%, and option life of 5.4 years. For replacement options, the model uses the following assumptions: expected volatility ranging between 27% and 33%, dividend yield of 2.2%, risk-free interest ranging between 1.4% and 2.6%, and an option life equal to 54% of the option's remaining term. Expected volatility is based on the historic volatility of Abbott stock over a period prior to the option's grant equal to the option's expected life. Dividend yield is based on the option's exercise price and an annual dividend rate of $0.98 per share. Risk-free interest is based on the rates available at the time of the grant for zero-coupon U.S. government issues with a remaining term equal to the option's expected life.

(2)
These options contain a replacement feature. When the option's exercise price is paid (or, in the case of a non-qualified stock option, when the option's exercise price or the withholding taxes resulting on exercise of that option are paid) with shares of Abbott's common stock, a replacement option is granted for the number of shares used to make that payment. The replacement option has an exercise price equal to the fair market value of Abbott common stock on the date the replacement option is granted, is exercisable in full six months after the date of grant, and has a term expiring on the expiration date of the original option.

(3)
One-third of the shares covered by these options are exercisable after one year; two-thirds after two years; and all after three years.

Exercise of Stock Options

        The following table shows aggregate exercises of options to purchase Abbott common stock in the fiscal year ended December 31, 2003 by the executive officers named in the Summary Compensation Table above.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION/SAR VALUES

			Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-end(#)		Value of Unexercised In-the Money Options/ SARs at Fiscal Year-end($)
	Shares Acquired on Exercise(#)
Name		Value Realized($)	Exercisable/	Unexercisable	Exercisable/	Unexercisable

Christopher B. Begley	30,000	$267,000	336,703 /	183,333	$152,524 /	$1,011,600

John Arnott	600	14,064	42,560 /	67,499	352,843 /	619,994

Terrence C. Kearney	16,749	204,586	104,324 /	101,044	708,381 /	577,889

Edward A. Ogunro, Ph.D.	31,585	377,836	157,219 /	107,091	278,204 /	570,864

Brian J. Smith	0	0	78,300 /	27,000	980,888 /	151,740

Pension and Savings Plans

        The following information summarizes the material provisions of the employee benefits plans we intend to adopt prior to the separation and distribution with respect to benefits provided during 2004. Retirement benefits (and other benefits) at Hospira for 2005 and thereafter will be determined at a later date, at which time existing benefits will be modified as necessary in order to align our benefit programs with our business needs.

Pension Plan

        Our U.S. non-union employees, including our executive officers, are participants in the Abbott Laboratories Annuity Retirement Plan. Effective as of the time of the distribution, we intend to adopt a retirement income plan, the Abbott/Hospira Transitional Annuity Retirement Plan, which during the transition period of 2004, will replicate, in all material respects, the benefit formulas under the Abbott Laboratories Annuity Retirement Plan. The Abbott Laboratories Annuity Retirement Plan is a non-contributory defined benefit pension plan covering most of Abbott's non-union employees, including executive officers. During the 2004 transition period, the Abbott/Hospira Transitional Annuity Retirement Plan will provide all Hospira participants with credit for their service years and earnings with Abbott. The obligations and assets of the Abbott Laboratories Annuity Retirement Plan which are attributable to the U.S. non-union employees who will be transferred to us will be transferred to the Abbott/Hospira Transitional Annuity Retirement Plan. The amount to be transferred will be determined in accordance with legal requirements using applicable actuarial assumptions. Thereafter, we will be responsible for funding obligations under the Abbott/Hospira Transitional Annuity Retirement Plan.

        The following table sets forth the estimated aggregate annual benefit payable upon retirement at normal retirement age for each level of remuneration specified at the listed years of service. The amounts shown are computed on a straight life annuity basis without giving effect to Social Security offsets and include supplemental benefits under a nonqualified supplemental pension plan.

PENSION PLAN TABLE

	Years of Service
Remuneration
	15	20	25	30	35
$ 100,000	$33,750	$45,000	$52,500	$55,500	$55,500
300,000	101,250	135,000	157,500	166,500	166,500
500,000	168,750	225,000	262,500	277,500	277,500
700,000	236,250	315,000	367,500	388,500	388,500
900,000	303,750	405,000	472,500	499,500	499,500
1,100,000	371,250	495,000	577,500	610,500	610,500

        Pension benefits have been determined by final average annual compensation where annual compensation is the sum of the amounts shown in the columns labeled "Salary" and "Bonus" in the Summary Compensation Table above.

        Pensions accrued under the Abbott Laboratories Annuity Retirement Plan are funded through the Abbott Laboratories Annuity Retirement Trust, established on behalf of all participants in that plan (and Hospira will establish a trust to fund pensions accrued under the Abbott/Hospira Transitional Annuity Retirement Plan). Pensions accrued under the Abbott nonqualified supplemental pension plan with present values exceeding $100,000 are funded for certain officers through individual trusts established by Abbott on their behalf. During 2003, the following amounts, less applicable tax withholdings, were deposited in such individual trusts established on behalf of the executive officers named in the Summary Compensation Table: C. B. Begley, $1,432,770 and E. A. Ogunro, $703,040. As of December 31, 2003, the years of service credited under the plan for the executive officers named in the Summary Compensation Table were as follows: C. B. Begley—17; J. Arnott—13; T. C. Kearney—24; E. A. Ogunro—21; and B. J. Smith—24.

        The following is a summary of the expected terms of the Abbott/Hospira Transitional Annuity Retirement Plan for the 2004 transition period as that plan applies to executive officers, including individuals named in the Summary Compensation Table above.

        Participants will be given full credit under the Abbott/Hospira Transitional Annuity Retirement Plan, as in effect during the 2004 transition period, for service and compensation accrued under the Abbott Laboratories Annuity Retirement Plan. Under the Abbott/Hospira Transitional Annuity Retirement Plan, pension benefits will be determined by final average annual compensation ("final earnings") where annual compensation is the sum of the amounts shown in the columns labeled "Salary" and "Bonus" in the Summary Compensation Table. For service prior to 2004, the normal retirement benefit will equal the greater of either (a) or (b), where (a) equals: 1.10 percent of final earnings times years of benefit service (up to a maximum of 35 years); and (b) equals: the sum of 1.65 percent of final earnings times years of benefit service (up to a maximum of 20 years) plus 1.5 percent of final earnings times years of benefit service (between 21 and 35 years) minus the product of years of benefit service (up to a maximum of 35 years) and 1/2 of 1 percent of the lesser of final average compensation or Social Security covered compensation. For service after 2003, the normal retirement benefit will equal 1.10 percent of final earnings times years of benefit service (up to a maximum of 35 years in total). Normal retirement age is 65. Participants employed prior to 2004 may choose to retire as early as age 50, if they have at least 10 years of vesting service, and begin to receive benefits at that time. Employees who first begin to participate in the plans after 2003 may choose to retire as early as age 55 if they have at least 10 years of service. The early retirement benefit will be calculated in the same manner as the normal retirement benefit, except that the accrued benefits will be reduced based on the participant's age at the time of retirement. Special rules regarding the calculation of the participant's accrued benefit attributable to service prior to 2004 will apply if a participant is eligible for early or special retirement. A participant with ten years of service will be able to receive 100 percent of the benefit at retirement between ages 62 and 65.

Retirement Savings Plan

        Most of our U.S. non-union employees, including our executive officers, are participants in the Abbott Laboratories Stock Retirement Plan. This is a defined contribution plan in which employees may make elective pretax contributions under section 401(k) of the Internal Revenue Code and elective after-tax contributions under section 401(m) of the Internal Revenue Code, with such employee contributions not to exceed 18 percent of the employee's compensation. Abbott makes a contribution to the plan on behalf of the employee if the employee is making elective contributions of at least 2 percent of compensation to the plan; the amount of the Abbott contribution is 5 percent of the employee's compensation. The Abbott Laboratories Stock Retirement Plan also includes an "employee stock ownership plan," or ESOP, feature. Effective as of the date of the distribution, we intend to adopt a retirement savings plan, the Hospira Retirement Savings Plan, that during the 2004 transition period will replicate the design of the Abbott Laboratories Stock Retirement Plan, except that it will not include an ESOP feature. During the 2004 transition period, the Hospira Retirement Savings Plan will provide all Hospira participants with credit for their years of service with Abbott for vesting purposes. The account balances of participants in the Abbott Laboratories Stock Retirement Plan who are employed by Hospira will, as a result of the separation, be transferred to the Hospira Retirement Savings Plan. The transferred account balances will include both Abbott stock and Hospira stock.

Stock Option Plans

Hospira 2004 Long-Term Stock Incentive Plan

        We intend to adopt, subject to the approval of Abbott in its capacity as our sole stockholder, the Hospira 2004 Long-Term Stock Incentive Plan, which we refer to as the 2004 Stock Plan. The purpose of the 2004 Stock Plan is to (i) attract and retain qualified personnel; (ii) motivate participants, by means of appropriate incentives, to achieve long-range goals; (iii) provide incentive compensation opportunities that are competitive with those of other similar companies; and (iv) further align participants' interests with those of our other shareholders through compensation that is based on our common stock; and thereby promote the long-term financial interest of Hospira and its subsidiaries, including the growth in value of Hospira's equity and enhancement of long-term shareholder return.

        In connection with the distribution, we intend to grant our executive officers options to purchase our common stock with an economic value at the time of grant of $                        based on generally accepted valuation methodology. All such options will be granted with an exercise price equal to the fair market value on the date of grant. Additionally, we intend to grant $                        of restricted stock to our executive officers in connection with the distribution.

Hospira Founders Stock Option Plan

        We intend to adopt, subject to the approval of Abbott in its capacity as our sole stockholder, the Hospira Founders Stock Option Plan, which we refer to as the Founders Stock Plan. The purpose of the Founders Stock Plan is to (i) provide a sense of ownership and entrepreneurial spirit to the employees of the newly independent organization; (ii) attract and retain qualified personnel during the initial staging of Hospira; (iii) motivate participants, by means of appropriate incentives, to focus on and achieve long-range goals; and (iv) further align participants' interests with those of our other shareholders through compensation that is based on the appreciation of our common stock; and

thereby promote the long-term financial interest of Hospira and its subsidiaries, including the growth in value of Hospira's equity and enhancement of long-term shareholder return.

The 2004 Stock Plan and Founders Stock Plan Administration

        The 2004 Stock Plan and the Founders Stock Plan will be administered by the Hospira nominations and compensation committee which will generally be composed entirely of non-employee directors who meet the criteria of "outside director" under Section 162(m) of the Internal Revenue Code and "non-employee director" under Section 16 of the Securities Exchange Act of 1934, as amended. This committee will select the officers and key employees who will receive options or awards, the form of those awards, the number of shares or dollar targets of the options or awards and all terms and conditions of the options or awards. This committee will approve and certify the level of attainment of any performance targets established in connection with awards under the plan as may be required under Section 162(m) of the Code.

Award Forms

        Under the 2004 Stock Plan, the committee may grant incentive stock options, which meet the criteria of Section 422 of the Internal Revenue Code, and nonqualified stock options, which are not intended to qualify as incentive stock options, that will be settled in common stock. The committee may also grant stock appreciation rights, either in tandem with stock options or on a stand alone basis. The committee may also grant restricted stock, performance units and performance shares under the 2004 Stock Plan.

        Under the Founders Stock Plan, the committee is only permitted to grant nonqualified stock options.

Maximum Stock Award Levels

        The maximum number of shares available for awards under the 2004 Stock Plan will be    shares of our common stock plus that number of shares required to issue conversion awards to Hospira employees who currently hold Abbott awards.            shares may be granted as incentive stock options. The maximum number of shares available for awards under the Founders Stock Plan will be    shares of our common stock, all of which may only be granted as nonqualified stock options. To the extent any shares of stock covered by an award are not delivered to a participant or beneficiary because the award is forfeited or canceled, or the shares of stock are not delivered because the award is settled in cash or used to satisfy the applicable tax withholding obligation, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of stock available for delivery under the plans. For purposes of the foregoing, shares of restricted stock shall not be deemed to be delivered until such shares have their restrictions removed.

        The following additional limits will apply to the 2004 Stock Plan. The maximum number of shares that may be covered by awards granted to any one individual as an option or a stock appreciation right shall be              shares during any one calendar-year period (excluding any awards intended to constitute conversion awards). The maximum number of shares of stock that may be issued in conjunction with awards granted as bonus stock, stock units, performance stock, performance units, restricted stock and restricted stock units, shall be              shares. For awards that are intended to be "performance-based compensation" (as that term is used for purposes of Code section 162(m)), no more than              shares of stock may be subject to such awards granted to any one individual during any one calendar-year period. For performance unit awards that are intended to be "performance-based compensation," no more than $            may be subject to such awards granted to any one individual during any one calendar-year period. Shares issued as conversion awards in connection with options and awards converted to our stock upon the distribution do not count against these limits.

Stock Option Awards

        Stock options awarded may be either incentive stock options or nonqualified stock options (only nonqualified stock options may be granted under the Founders Stock Plan). Options will expire no later than the tenth anniversary of the date of grant (fifth anniversary of the date of grant under the Founders Stock Plan). The exercise price of incentive stock options may not be less than the fair market value on the date of grant except for options and awards converted to our stock in connection with the distribution or an acquisition. The committee may establish vesting or performance requirements which must be met prior to the exercise of the stock options. Stock options under the 2004 Stock Plan may be granted in tandem with stock appreciation rights. Conversion options may have exercise prices less than the stock value on the date of grant and will have a vesting schedule equivalent to the Abbott option being converted.

        Under the 2004 Stock Plan, the committee may grant options that provide for the grant of an additional option—a replacement option—if the exercise price of the original option has appreciated by a minimum of twenty-five percent, and the exercise price is paid using Hospira shares rather than cash. The replacement option will cover the same number of shares as those surrendered to exercise the original option (plus the number of shares surrendered or withheld to satisfy tax withholding) and the replacement option will have an exercise price based on the then fair market value of the shares. The replacement option will be first exercisable six months following the date of grant and will have an expiration date equal to the original option. In light of the proposal being considered by FASB to expense options, we are currently evaluating whether to include replacement option provisions in awards that are not conversion options.

Restricted Stock and Restricted Stock Unit Awards

        Under the 2004 Stock Plan, the committee may also grant shares of restricted stock. These grants will generally be subject to the continued employment of the participant and may also be subject to performance criteria at the discretion of the committee. If the participant's employment terminates prior to the completion of the specified employment or the attainment of the specified performance goals, the awards will lapse and the shares will be returned to us as determined by the committee. During the restriction period, the participant would generally be entitled to vote the shares and receive dividends. Restricted stock certificates, to the extent issued, would bear a legend giving notice of the restrictions relating to the grant.

        Under the 2004 Stock Plan, the committee may grant restricted stock units, which is the grant of a right to receive shares of stock in the future, with such right to future delivery of such shares subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to the completion of service or the achievement of performance objectives, as may be determined by the committee.

Performance-Based Awards

        The committee may also grant performance units and performance shares under the 2004 Stock Plan. A performance share award is a grant of a right to receive shares of stock or stock units which is contingent on the achievement of performance or other objectives during a specified period. A performance unit award is a grant of a right to receive a designated dollar value amount of stock, cash or combination thereof, which is contingent on the achievement of performance or other objectives during a specified period.

        Section 162(m) of the Code requires that performance awards be based upon objective performance measures in order to be deductible if they and other compensation are in excess of $1 million. The committee may designate whether any such award being granted to any participant is intended to be "performance-based compensation" as that term is used in section 162(m) of the Code. Any such awards designated as intended to be "performance-based compensation" shall be conditioned on the achievement of one or more performance measures, to the extent required by Section 162(m) of the Code. The performance measures that may be used by the committee for such awards shall be based on any one or more of the following, as selected by the committee:

  •
  Earnings, including net operating income, net income, earnings before income taxes, depreciation and amortization, or earnings per share;

  •
  Financial return ratios, including return on investment, invested capital, equity or assets;

  •
  Increases in revenue, operating or net cash flows or net operating income;

  •
  Total stockholder return;

  •
  Market share;

  •
  Stock price; and

  •
  Strategic business objectives, consisting of one or more objectives based on meeting specific cost targets, business expansion goals and goals relating to acquisitions or divestitures.

        Performance measures may be based on the performance of our company as a whole or any of our business units, and may be expressed as relative to the comparable measures at comparison companies or a defined index. Partial achievement of the performance targets may result in a payment or vesting corresponding to the degree of achievement. In establishing any performance targets, the committee may include or exclude special items as identified in our quarterly or annual earnings releases. The committee will establish specific targets for participants.

Bonus Stock Awards

        Under the 2004 Stock Plan the committee may grant bonus stock awards which are grants of shares of stock in return for previously performed services, or in return for the participant surrendering other compensation that may be due.

Adjustments

        In the event of a corporate transaction involving Hospira (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the committee may adjust outstanding awards to preserve the benefits or potential benefits of the awards. The adjustments, in the discretion of the committee, may include (i) adjustment of the number and kind of shares which may be delivered under the plans; (ii) adjustment of the number and kind of shares subject to outstanding awards; (iii) adjustment of the exercise price of outstanding options and stock appreciation rights; and (iv) any other adjustments that the committee determines to be equitable.

Change in Control

        Generally, upon a change in control of Hospira (as defined in the plans), all outstanding options and stock appreciation rights will become fully exercisable and all stock units, restricted stock, restricted stock units, performance shares and performance units will become fully vested; provided, however, that if the vesting was based upon the level of performance achieved, the target level of performance shall be deemed to have been achieved.

Amendment and Termination

        With certain exceptions, the Board may, at any time, amend or terminate both the 2004 Stock Plan and the Founders Stock Plan, and may amend any award agreement provided that no amendment or termination may, in the absence of written consent to the change by the affected participant (or, if the participant is not then living, the affected beneficiary), adversely affect the rights of any participant or beneficiary under any award granted under the plan prior to the date such amendment is adopted by the Board.

Key Employee Retention

        We will have change in control arrangements with our management team, in the form of change in control agreements for our officers and a change in control plan for other key management personnel. The agreements with the named officers are described below.

        The agreements with the named officers will continue in effect until December 31, 2007, and at the end of each year will automatically be extended through the third year thereafter, unless we notify the officer that the agreement will not be extended. The agreements also automatically extend for two years following any change in control (as defined in the agreements) that occurs while they are in effect. The agreements provide that if the officer is terminated other than for specified reasons or if the officer elects to terminate employment under certain circumstances during a potential change in control (as defined in the agreements) or within two years following a change in control of Hospira (including termination by the officer for any reason during the thirty-day window period which begins six months after the date of a change in control), the officer is entitled to receive a lump sum payment equal to 2.99 times the officer's annual salary and bonus (assuming for this purpose that all target performance goals have been achieved or, if higher, based on the average bonus for the last three years), plus any unpaid bonus owing for any completed performance period and the pro rata bonus for any current bonus period (based on the highest of the bonus assuming achievement of target performance, the average bonus for the past three years, or, in the case of the unpaid bonus for any completed performance period, the actual bonus earned). The officer will also receive up to three years of additional employee benefits (including outplacement services and tax and financial counseling for three years and the value of three more years of pension accruals), payment of any excise taxes and other related taxes and payments for which the officer is responsible as a result of the agreement, and reimbursement of certain legal, tax and audit fees. The agreements will also limit the conduct for which awards under our 2004 Stock Plan and Founders Stock Plan can be terminated and generally permit options to remain exercisable for the remainder of their term. We expect that independent compensation consultants will confirm that the level of payments provided under the agreements is consistent with current market practice.

OWNERSHIP OF OUR STOCK

        Prior to the distribution, all of the outstanding shares of our common stock are and will be owned beneficially and of record by Abbott and, therefore, none of our officers, directors or director nominees own any of our common stock. The following table sets forth information with respect to the projected beneficial ownership of our outstanding common stock immediately following completion of the distribution, by:

  •
  each person who is known by us to be the beneficial owner of 5 percent or more of our common stock;

  •
  each director, each director nominee, our chief executive officer and our four other most highly compensated officers identified in the "Management—Executive Compensation" section above; and

  •
  all of our directors, director nominees and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within 60 days of this information statement into shares of Abbott common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

        Upon completion of the distribution, we do not expect any person to own more than five percent of our outstanding common stock other than the Abbott Laboratories Stock Retirement Trust, c/o Abbott Laboratories, 100 Abbott Park Road, Abbott Park, Illinois, which will own                   shares of our common stock immediately after the distribution, representing approximately      % of our outstanding shares. To the extent our directors and officers own shares of Abbott common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of Abbott common stock. In addition, following the distribution, certain Abbott stock-based awards held by these individuals will be converted to our stock-based awards. For additional information on the conversion of these stock-based awards, please see "Arrangements Between Abbott and Hospira—Employee Benefits Agreement."

        The projections below are based on the number of shares of Abbott common stock beneficially owned by each person or entity as of                        , 2004. The share amounts in the table, other than those representing Abbott stock-based awards that are to be converted following the distribution, reflect the distribution ratio of one share of our common stock compared to            shares of Abbott held by the listed person or entity. The percentage ownership of our common stock of each listed person or entity immediately following the distribution will be approximately the same as the percentage ownership of such person or entity immediately prior to the distribution and is calculated based on the number of shares of Abbott common stock outstanding as of                        , 2004.

        Except as otherwise noted in the footnotes below, the individual director or executive officer or their family members had sole voting and investment power with respect to such securities. Upon completion of the distribution, we will have issued and outstanding an aggregate of                        shares of our common stock based upon the shares of Abbott common stock outstanding on                        , 2004.

DIRECTORS' AND EXECUTIVE OFFICERS' AND FIVE PERCENT HOLDERS' OWNERSHIP
AFTER THE DISTRIBUTION

Name and Address of Beneficial Owner	Our Common Stock Beneficially Owned	Our Other Common Stock Equivalents	Abbott Options and Restricted Stock	Percentage of Class After the Distribution

DESCRIPTION OF CAPITAL STOCK

        The following information reflects our certificate of incorporation and by-laws as these documents will be in effect at the time of the distribution.

Authorized Capital Stock

        Immediately following the distribution, our authorized capital stock will consist of            million shares of preferred stock, par value $0.01 per share, and            shares of common stock, par value $0.01 per share. Immediately following the distribution, approximately                        shares of our common stock will be issued and outstanding based upon the number of shares of Abbott's common stock outstanding as of                            , 2004. No shares of our preferred stock will be outstanding.

Common Stock

        The holders of our common stock will be entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board of directors from time to time, the holders of common stock will be entitled to dividends, if any, as may be declared from time to time by our board of directors from funds available therefor and upon liquidation will be entitled to receive pro rata all assets available for distribution to such holders. For a more complete discussion of our dividend policy, please see "Dividend Policy."

        The holders of our common stock will have no preemptive rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

        Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series, including:

  •
  the designation of the series;

  •
  the number of shares of the series, which number our board of directors may thereafter, except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares then outstanding;

  •
  whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on those shares shall be cumulative;

  •
  the rate of any dividends or method of determining dividends payable to the holders of the shares of the series, any conditions upon which dividends will be paid and the date or dates or the method for determining the date or dates upon which dividends will be payable;

  •
  the redemption rights and price or prices, if any, for shares of the series;

  •
  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

  •
  the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

  •
  whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of that other class or series or other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which the shares will be convertible or exchangeable and all other terms and conditions upon which the conversion or exchange may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series;

  •
  the voting rights, if any, of the holders of the shares of the series; and

  •
  any other relative rights, preferences and limitations of the series.

        We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20 percent. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock, our board of directors may determine not to seek stockholder approval.

        Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue shares that may have such an effect based on its judgment as to the best interests of us and our stockholders. Our board of directors, in so acting, could issue our preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

Series A Junior Participating Preferred Stock

        As of the distribution date,                        shares of our Series A junior participating preferred stock will be reserved for issuance upon exercise of rights under our rights agreement. For a more detailed discussion of our rights agreement and our Series A junior participating preferred stock, please see "—Rights Agreement."

Anti-Takeover Effects Of Provisions Of The Certificate Of Incorporation And By-Laws

Board of Directors

        Our certificate of incorporation provides that, except as otherwise fixed by or pursuant to the provisions of a certificate of designations setting forth the rights of the holders of any class or series of our preferred stock, the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which we would have if there were no vacancies or unfilled newly-created directorships. Our directors, other than those who may be elected by the holders of our preferred stock, will be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2005, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2006 and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2007, with each director to hold office until his or her successor is duly elected and qualified. Commencing with the 2005 annual meeting of stockholders, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor is duly elected and qualified.

        Our certificate of incorporation provides that, except as otherwise provided for or fixed by or pursuant to a certificate of designations setting forth the rights of the holders of any class or series of our preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on our board resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of our board, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the term and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting our board will shorten the term of any incumbent director. Subject to the rights of holders of our preferred stock, any director may be removed from office only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all our voting stock then outstanding, voting together as a single class.

        These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

No Stockholder Action by Written Consent; Special Meetings

        Our certificate of incorporation and by-laws provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. Except as otherwise required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our stockholders for any purpose or purposes may be called only by (i) the chairman of our board of directors, (ii) the Chief Executive Officer, or (iii) the board of directors. Any power of stockholders to call a special meeting is specifically denied. No business other than that stated in the notice may be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board or the chairman of the board.

Advance Notice Procedures

        Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Our stockholder notice procedure provides that only persons who are nominated by, or at the direction of, our chairman of the board, or by a stockholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our stockholder notice procedure also provides that at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, our chairman of the board or our board, or by a stockholder who has given timely written notice to our secretary of such stockholder's intention to bring such business before the meeting. Under our stockholder notice procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be delivered to or mailed and received at our principal executive offices not less than ninety (90) calendar days and not more than one hundred twenty (120) calendar days prior to the anniversary date of our preceding annual meeting of stockholders, except that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is not within twenty-five (25) days before or after the anniversary date of the previous year's annual meeting, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public announcement in a press release or in a filing with the Securities and Exchange Commission of the date of the meeting is first made by us, whichever occurs first.

        In addition, under our stockholder notice procedure, a stockholder's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain the information required by our by-laws. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedure, the individual will not be eligible for election as a director, or the business will not be conducted at the meeting, as the case may be.

Amendment

        Our certificate of incorporation provides that the affirmative vote of the holders of at least 66 2/3 percent of our voting stock then outstanding, voting together as a single class, is required to amend provisions of the certificate relating to the number, election and term of our directors, the nomination of director candidates and the proposal of business by stockholders, the filling of vacancies and the removal of directors. Our certificate further provides that the related by-laws described above, including the stockholder notice procedure, may be amended only by our board or by the affirmative vote of the holders of at least 66 2/3 percent of the voting power of the outstanding shares of voting stock, voting together as a single class.

Rights Agreement

        Our board of directors currently expects to adopt a rights agreement, with EquiServe Trust Company, N.A. as rights agent, on or prior to the distribution date. The rights agreement is filed as an exhibit to the registration statement of which this information statement forms a part. For information on how to receive the rights agreement, please see "Additional Information."

Anti-Takeover Effects

        The rights are intended to have anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire or merge with us in most cases. Accordingly, the existence of the rights may deter a potential acquiror from making a takeover proposal or tender offer. The rights should not interfere with any merger or other business combination approved by our board of directors because we may redeem the rights as described below and because our board of directors can amend the rights agreement to exempt a transaction approved by our board of directors so as to cause the rights to not become exercisable.

Exercisability of Rights

        Under the rights agreement, one right attaches to each share of our common stock outstanding and, when exercisable, entitles the registered holder to purchase from us one one-hundredth of a share of Series A junior participating preferred stock, par value $0.01 per share, at an initial purchase price to be determined prior to the adoption of the rights agreement, subject to customary antidilution adjustments. For a description of the terms of our Series A junior participating preferred stock, see "—Series A Junior Participating Preferred Stock."

        The rights will not become exercisable until the earlier of:

  •
  such time as we learn that a person or group acquired, or obtained the right to acquire, beneficial ownership of securities representing more than 15 percent of the shares of our common stock then outstanding, or

  •
  such date, if any, as may be designated by our board of directors following the commencement of, or first public disclosure of an intention to commence, a tender offer or exchange offer for shares of our common stock then outstanding that could result in a person or group acquiring, or obtaining the right to acquire, beneficial ownership of securities representing more than 15 percent of the shares of our common stock then outstanding.

        Additionally, at any time a person or a group acquires, or obtains the right to acquire, beneficial ownership of securities representing more than 15 percent of the shares of our common stock then outstanding, the flip-in or flip-over features of the rights or, at the discretion of our board of directors, the exchange features of the rights, may be exercised by any holder, except for the person or group making the acquisition or obtaining the rights to make the acquisition.

"Flip In" Feature

        In the event a person or group acquires, or obtains the right to acquire, beneficial ownership of securities representing more than 15 percent of the shares of our common stock then outstanding, the holder of each right, except for the acquiring person or group, will have the right to receive, upon exercise of the right, that number of one one-hundredths of a share of our Series A junior participating preferred stock equal to the number of our shares of common stock which at the time of such transaction would have a market value of twice the exercise price of the right. For example, if we assume that an initial purchase price of $100 is in effect on the date that the flip-in feature of the right is exercised, any holder of a right, except for the person or group that acquired, or obtained the right to acquire, beneficial ownership of securities representing more than 15 percent of the shares of our common stock then outstanding, can exercise his or her right by paying us $100 in order to receive from us shares of Series A junior participating preferred stock having a market value equal to $200.

"Exchange" Feature

        At any time after a person or group acquires, or obtains the right to acquire, beneficial ownership of securities representing more than 15 percent, but less than 50 percent, of the shares of our common stock then outstanding, our board of directors may, at its option, exchange all or some of the rights, except for those held by the acquiring person or group, for shares of our common stock or shares, or units of shares, of our preferred stock (including our Series A junior participating preferred stock) that our board of directors has determined to have the same value as shares of our common stock, or any combination thereof, at an exchange ratio of one share of common stock, or preferred stock or units representing fractions thereof as would be deemed to have the same value as one share of common stock, per right.

        Use of this exchange feature means that eligible rights holders would not have to pay a purchase price to receive the stock we distribute to them.

"Flip Over" Feature

        In the event we are acquired in a merger or other business combination transaction or 50 percent or more of our assets or our earning power and our subsidiaries, taken as a whole, are sold or otherwise transferred, each holder of a right, except for a person or group that acquires, or obtains the right to acquire, beneficial ownership of securities representing more than 15 percent of the shares of our common stock then outstanding, will have the right to receive, upon exercise of the right, the number of shares of common stock of the acquiring company or its affiliate, if the acquiring company is not publicly traded and has an affiliate that is publicly traded, having a value equal to twice the exercise price of the right.

Redemption of Rights

        At any time before the earlier to occur of:

  •
  the close of business on the tenth day following the first date of public announcement that a person or group has acquired, or has obtained the right to acquire, beneficial ownership of securities representing more than 15 percent of the shares of our common stock then outstanding, or

  •
  the tenth anniversary of the rights agreement,

our board of directors may redeem all of the rights at a redemption price of $0.01 per right, subject to adjustment. The right to exercise the rights, as described under "—Exercisability of Rights," will terminate upon the action of our board of directors electing to redeem the rights and, at that time, the holders of the rights will have the right to receive only the redemption price for each right held.

Amendment of Rights

        At any time before a person or group acquires, or obtains the right to acquire, beneficial ownership of securities representing more than 15 percent of the shares of our common stock then outstanding, our board of directors may, without the approval of any holders of the rights, amend or supplement the terms of the existing rights agreement.

        However, if at any time after a person or group acquires, or obtains the right to acquire, beneficial ownership of securities representing more than 15 percent, or such lower percentage as may be amended in the existing rights agreement, of the shares of our common stock then outstanding, our board of directors may not adopt amendments to the existing rights agreement that adversely affect the interests of holders of the rights.

Termination of Rights

        If not previously exercised, the rights will expire 10 years from the date that the rights agreement commences, unless we earlier redeem or exchange the rights or extend the final expiration date.

Series A Junior Participating Preferred Stock

        In connection with the creation of the rights, as described above, our board of directors intends to authorize the issuance of shares of preferred stock as Series A junior participating preferred stock.

        We intend to design the dividend, liquidation, voting and redemption features of our Series A junior participating preferred stock so that the value of one one-hundredth of a share of our Series A junior participating preferred stock approximates the value of one share of our common stock. Shares of our Series A junior participating preferred stock may only be purchased after the rights have become exercisable, and each share of the Series A junior participating preferred stock:

  •
  will be junior to all other series of preferred stock, unless otherwise provided in the terms of those series of preferred stock;

  •
  will have a preferential quarterly dividend in an amount equal to the greater of (a) $1.00 or (b) 100 times any dividend declared on each share of common stock;

  •
  will be redeemable at a redemption price equal to 100 times the current per share market price of the common stock, plus unpaid accumulated dividends to the date of redemption;

  •
  in the event of liquidation, will entitle its holder to receive a preferred liquidation payment equal to $1.00 per share plus an amount equal to any accrued and unpaid dividends or distributions on the preferred stock;

  •
  will have 100 votes, voting together with the common stock and any other capital stock with general voting rights; and

  •
  in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, will be entitled to receive 100 times the amount and type of consideration received per share of common stock.

        The rights of our Series A junior participating preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, will be protected by customary antidilution provisions.

Delaware Business Combination Statute

        Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that the stockholder becomes an interested stockholder unless:

  •
  prior to that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

  •
  on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

        Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

  •
  any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

  •
  the affiliates and associates of any such person.

        Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

        EquiServe Trust Company, N.A. will be the transfer agent and registrar for our common stock.

New York Stock Exchange Listing

        We have been authorized to list our common stock on the New York Stock Exchange under the symbol "            ."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Some of our directors and all of our executive officers own shares of Abbott common stock and vested Abbott options or are employees or former employees of Abbott. Following the distribution, we expect our directors and executive officers to beneficially own approximately                        shares of Abbott common stock and options to purchase another             shares of Abbott common stock in the aggregate, based on their holdings as of                , 2004. Ownership of Abbott common stock and Abbott options by our directors and officers could create, or appear to create, potential conflicts of interest for such directors and officers when faced with decisions that could have disparate implications for Abbott and us.

SHARES ELIGIBLE FOR FUTURE SALE

        Sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect our common stock's prevailing market price. Upon completion of the distribution, we will have outstanding an aggregate of                         shares of our common stock based upon the shares of Abbott common stock issued and outstanding as of                        , 2004. All of the shares will be freely tradeable without restriction or further registration under the Securities Act unless the shares are owned by our "affiliates" as that term is defined in Rule 405 under the Securities Act. Shares held by affiliates may be sold in the public market only if registered or if they qualify for an exemption from registration under Section 4(2) of the Securities Act or Rule 144 thereunder, which is summarized below. Further, as described below, we plan to file a registration statement to cover the shares issued under our option plans.

Rule 144

        In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of our common stock then outstanding, which will equal approximately                         shares of common stock immediately after the distribution; or

  •
  the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Employee Stock Options

        We will grant shares of our common stock and options to purchase our common stock pursuant to our stock plans subject to restrictions. The number of options we will grant will be determined prior to the distribution date as described under "Arrangements between Abbott and Hospira—Employee Benefits Agreement." As of                         , 2004, our employees held stock options covering a total of approximately                         shares of Abbott's common stock. We currently expect to file a registration statement under the Securities Act to register shares to be issued under our stock plans. Shares issued pursuant to awards after the effective date of such registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any current or former director, officer or employee or agent against expenses, judgments, fines and amounts paid in settlement in connection with civil, criminal, administrative or investigative actions or proceedings, other than a derivative action by or in the right of the corporation, if the director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred in connection with the defense or settlement of the actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

        Our by-laws provide that each person who was or is made or is threatened to be made a party to any action or proceeding by reason of the fact that the person, or a person of whom the person is the legal representative, is or was a director or officer of us or is or was serving at our request as a director or executive officer of another corporation or of a partnership, joint venture, trust or other enterprise will be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the certificate, by-law, agreement, vote of stockholders or disinterested directors or otherwise. Our certificate of incorporation also specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents.

        We have provided, consistent with the Delaware General Corporation Law, in our certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to the corporation or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  payments of unlawful dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

        Neither the amendment nor repeal of the provision will eliminate or reduce the effect of the provision in respect of any matter occurring, or any cause of action, suit or claim that, but for this provision, would accrue or arise prior to the amendment or repeal.

        The Separation and Distribution Agreement between us and Abbott provides for indemnification by us of Abbott and its affiliates, directors, officers and employees for some liabilities, including liabilities under the Securities Act and the Securities Exchange Act.

ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement under the Securities Exchange Act and the rules and regulations promulgated under the Securities Exchange Act with respect to the shares of our common stock and the associated rights being distributed to Abbott stockholders in the distribution. This information statement does not contain all of the information set forth in the registration statement and its exhibits and schedules. Statements in this information statement as to the contents of any contract, agreement or other document are qualified in all respects by reference to such contract, agreement or document. If we have filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you should read the full text of such contract, agreement or document for a more complete understanding of the document or matter involved.

        For further information with respect to us and our common stock, we refer you to the registration statement, including its exhibits and the schedules filed as a part of it. You may read and copy the registration statement and its exhibits and schedules at the Securities and Exchange Commission's public reference room at the following location:

Public Reference Room 450 Fifth Street, N.W. Washington, D.C. 20549 1-800-SEC-0330

You may also obtain copies of the registration statement by mail from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The registration statement is also available at the Securities and Exchange Commission's Internet world wide website located at http://www.sec.gov.

        We intend to furnish the holders of our common stock with annual reports containing financial statements audited by an independent public accounting firm and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information. We also intend to furnish other reports as we may determine or as required by law.

        After the distribution, we will be subject to the informational requirements of the Securities Exchange Act and will therefore be required to file reports, proxy statements and other information with the Securities and Exchange Commission. Information that we file with the Securities and Exchange Commission after the date of this information statement will automatically supersede the information in this information statement and any earlier filed incorporated information. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above.

        No person is authorized to give any information or to make any representation that is different from, or in addition to, the information contained in this information statement. Therefore, if anyone does give you information of this sort, you should not rely on it. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth herein or in our affairs since the date of this information statement.

HOSPIRA, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants	F-2
Combined Statement of Earnings, Comprehensive Income and Net Investment in Hospira, Inc. for the years ended December 31, 2003, 2002 and 2001	F-3
Combined Statement of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F-4
Combined Balance Sheet as of December 31, 2003 and 2002	F-5
Notes to Combined Financial Statements	F-6

Report of Independent Public Accountants

To the Board of Directors and Shareholders of Abbott Laboratories

        We have audited the accompanying balance sheets of Hospira, Inc., an operating division of Abbott Laboratories as of December 31, 2003 and 2002 and the related combined statements of earnings, comprehensive income and net investment in Hospira, Inc. and cash flows for the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Hospira at December 31, 2003 and 2002, and the combined results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 11 to the combined financial statements, effective January 1, 2002, Hospira changed its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/S/ ERNST & YOUNG LLP

Chicago, Illinois
March 2, 2004

 Hospira, Inc.
(a Division of Abbott Laboratories)

Combined Statement of Earnings, Comprehensive Income and Net Investment in Hospira, Inc.

(dollars in thousands)

	Year Ended December 31
	2003	2002	2001
Net Sales	$2,400,228	$2,405,126	$2,366,774
Net Sales to Abbott Laboratories	223,509	197,424	147,647

Total Net Sales	2,623,737	2,602,550	2,514,421

Cost of products sold	1,922,686	1,883,177	1,788,966
Research and development	109,720	87,255	85,748
Selling, general and administrative	230,956	253,921	243,857

Total Operating Cost and Expenses	2,263,362	2,224,353	2,118,571

Operating Earnings	360,375	378,197	395,850
Net foreign exchange (gain) loss	(1,750)	3,442	1,032
Other (income) expense, net	3,004	22,329	5,230

Earnings Before Taxes	359,121	352,426	389,588
Taxes on earnings	98,758	105,728	116,876

Net Earnings	$260,363	$246,698	$272,712

Comprehensive Income, net of tax:
Foreign currency translation adjustments	$43,136	$27,714	$355
Minimum pension liability adjustments, net of taxes of $8,205 and $33,864 in 2003 and 2002, respectively	(11,204)	(59,302)	—
Unrealized gains (losses) on marketable equity securities	2,123	—	3,401
Reclassification adjustments for realized (losses)	—	(3,336)	—

Other comprehensive income (loss)	34,055	(34,924)	3,756
Net Earnings	260,363	246,698	272,712

Comprehensive Income	$294,418	$211,774	$276,468

Supplemental Comprehensive Income Information, net of tax:
Cumulative foreign currency translation adjustments	$(40,904)	$2,232	$29,946
Cumulative minimum pension liability adjustments	70,506	59,302	—
Cumulative unrealized (gains) on marketable equity securities	(2,123)	—	(3,336)
Net Investment in Hospira, Inc.:
Beginning balance	$1,395,341	$1,487,214	$1,484,568
Net Earnings	260,363	246,698	272,712
Net transactions with Abbott	(174,761)	(338,571)	(270,066)

Ending balance	$1,480,943	$1,395,341	$1,487,214

The accompanying notes to combined financial statements are an integral part of this statement.

 Hospira, Inc.
(a Division of Abbott Laboratories)

Combined Statement of Cash Flows

(dollars in thousands)

	Year Ended December 31
	2003	2002	2001
Cash Flow From (Used in) Operating Activities:
Net earnings	$260,363	$246,698	$272,712
Adjustments to reconcile net earnings to net cash from operating activities—
Depreciation	141,382	129,138	111,118
Amortization of intangibles	4,585	4,584	11,904
Trade receivables	16,780	31,248	(8,195)
Inventories	(94,353)	(34,395)	(11,876)
Prepaid expenses and other assets	24,354	50,910	24,909
Trade accounts payable and other liabilities	(59,306)	38,245	29,733
Other, net	74,307	63,000	52,841

Net Cash From Operating Activities	368,112	529,428	483,146

Cash Flow From (Used in) Investing Activities:
Acquisitions of property and equipment	(196,683)	(190,952)	(200,135)
Net sales (purchases) of equity securities	3,260	—	(13,030)

Net Cash Used in Investing Activities	(193,423)	(190,952)	(213,165)

Net Cash From Operating and Investing Activities	174,689	338,476	269,981
Cash Flow From (Used in) Financing Activities:
Net transactions with Abbott Laboratories	(174,761)	(338,571)	(270,066)
Effect of exchange rate changes on cash and cash equivalents	72	95	85

Net Change in Cash and Cash Equivalents	$—	$—	$—

The accompanying notes to combined financial statements are an integral part of this statement.

 Hospira, Inc.
(a Division of Abbott Laboratories)

Combined Balance Sheet

(dollars in thousands)

	December 31
	2003	2002
Assets
Current Assets:
Trade receivables, less allowances of—2003: $16,876; 2002: $12,268	$315,646	$319,374
Inventories—
Finished products	316,109	254,827
Work in process	124,594	90,485
Materials	168,588	143,545

Total inventories	609,291	488,857
Deferred income taxes	75,834	97,978
Other prepaid expenses and receivables	74,662	76,255

Total Current Assets	1,075,433	982,464

Property and Equipment, at Cost:
Land	27,150	30,426
Buildings	446,265	421,111
Equipment	1,430,834	1,355,228
Construction in progress	104,953	93,847

	2,009,202	1,900,612
Less: accumulated depreciation and amortization	1,153,925	1,067,407

Net Property and Equipment	855,277	833,205
Intangible Assets, net of amortization	5,335	9,920
Goodwill	80,973	80,973
Deferred Income Taxes	127,296	138,936
Other Assets	105,849	108,356

	$2,250,163	$2,153,854

Liabilities and Net Investment in Hospira, Inc.
Current Liabilities:
Trade accounts payable	$105,613	$106,344
Salaries, wages and commissions	62,112	72,155
Other accrued liabilities	191,876	232,157

Total Current Liabilities	359,601	410,656

Post-employment Obligations and Other Long-term Liabilities	437,098	409,391
Commitments and Contingencies
Net investment in Hospira, Inc.	1,480,943	1,395,341
Accumulated other comprehensive loss	(27,479)	(61,534)

	$2,250,163	$2,153,854

The accompanying notes to combined financial statements are an integral part of this statement.

 Hospira, Inc.
(a Division of Abbott Laboratories)

Notes to Combined Financial Statements

Note 1—Basis of Presentation

        Abbott Laboratories (Abbott) has announced a plan to create a separate publicly traded company for its existing core hospital products business. The new company, Hospira, Inc. (Hospira) will include the operations relating to the manufacture and sale of hospital products including specialty injectable pharmaceuticals, medication delivery systems and critical care devices and injectable pharmaceutical contract manufacturing. Hospira will include most of Abbott's Hospital Products segment and a portion of Abbott's International segment. References to the historical assets, liabilities, products, businesses or activities of Hospira are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the business as it was conducted as part of Abbott prior to the distribution.

        Hospira was incorporated in Delaware as a wholly owned subsidiary of Abbott Laboratories on September 16, 2003. On this date, 100 shares of the common stock of Hospira, par value $0.01 per share, were issued, authorized and outstanding. Abbott has announced that it intends to distribute all of the shares of Hospira in a tax-free distribution (the distribution). The distribution is subject to certain conditions, including receipt of a favorable U.S. tax ruling, which has been received. Hospira will purchase certain operations and assets (net of liabilities) from Abbott outside the United States after the distribution date when Hospira has established its business infrastructure outside the United States and the transfer of the marketing authorizations for Hospira products has been approved by applicable regulatory authorities. During the period commencing on the distribution date and ending on the date when legal title to these operations and assets is transferred to Hospira, these assets will be used in the conduct of Hospira's international business and Hospira will be subject to the risks and entitled to the benefits generated by the assets. On the date of distribution, Abbott will distribute all of the shares of Hospira common stock to Abbott's stockholders.

        Hospira expects to adopt a rights agreement prior to completion of the distribution. The delivery of a share of Hospira common stock in connection with the distribution also will constitute the delivery of a preferred stock purchase right associated with such share. These rights may have anti-takeover effects that may deter a potential acquirer from making a takeover proposal or a tender offer.

        In connection with the distribution, Hospira and Abbott expect to enter into a series of agreements, including the Separation and Distribution Agreement, the Employee Benefits Agreement, Transition Services Agreements and the Tax Sharing Agreement, which are intended to govern the ongoing relationship between the two companies.

        The accompanying combined financial statements reflect the combined historical results of operations, financial position and cash flows of Hospira. All significant intercompany transactions and accounts have been eliminated. The accounts of certain foreign subsidiaries are consolidated as of November 30, due to the time needed to consolidate these subsidiaries. No events occurred related to these foreign subsidiaries in December 2003, 2002 and 2001 that materially affected the financial position or results of operations. Historical cost basis of assets and liabilities has been reflected in these financial statements. Management believes that the assumptions underlying the combined financial statements are reasonable. However, the financial information in these financial statements does not necessarily include all the expenses that would have been incurred had Hospira been a separate, stand-alone entity and may not necessarily reflect Hospira's results of operations, financial position and cash flows had Hospira been a stand-alone company during the periods presented. Because a direct ownership relationship did not exist among all the various units comprising Hospira, Abbott's Net

Investment in Hospira, Inc. is shown in lieu of stockholders' equity in the combined financial statements.

Note 2—Summary of Significant Accounting Policies

        CONCENTRATION OF RISK—Due to the nature of its operations, Hospira is not subject to significant concentration risks relating to products or geographic locations, except that four wholesalers account for approximately 50 percent of domestic trade receivables before the reduction for wholesaler chargeback rebates as discussed in Note 3. No customer accounted for more than 10 percent of net sales (gross sales less reductions for wholesaler chargeback rebates, cash discounts and other allowances). Sales related to group purchasing organization contracts amounted to $1.2 billion in 2003.

        CONTINGENCIES AND GUARANTEES—In connection with the distribution, Hospira will indemnify Abbott for all liabilities resulting from the operations of Hospira's business other than income tax liabilities with respect to periods prior to the distribution date and other liabilities as agreed to by Hospira and Abbott.

        Hospira has no material exposures to off-balance sheet arrangements; no special purpose entities; nor activities that include non-exchange-traded contracts accounted for at fair value. Hospira has periodically entered into agreements in the ordinary course of business, such as assignment of product rights to other companies, which has resulted in Hospira becoming secondarily liable for obligations that Hospira was previously primarily liable. Since Hospira no longer maintains a business relationship with the other parties, Hospira is unable to develop an estimate of the maximum potential amount of future payments under these obligations. Based upon past experience, the likelihood of payments under these agreements is remote. Product warranties are not significant.

        USE OF ESTIMATES—The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for sales rebates, inventory and accounts receivable exposures, income tax liabilities, pension and other post-employment benefits and loss contingencies.

        INCOME TAXES—Income taxes are provided on a separate-return basis and Abbott will indemnify Hospira for tax liabilities arising prior to the distribution date. Deferred income taxes are provided for the tax effect of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at the enacted statutory rate to be in effect when the taxes are paid. U.S. income taxes are provided on those earnings of foreign subsidiaries that are intended to be remitted to the parent company. Deferred income taxes are not provided on undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment.

        PENSION AND POST-EMPLOYMENT BENEFITS—Hospira accrues for the actuarially determined cost of pension and post-employment benefits over the service attribution periods of the employees. With the assistance of outside actuaries, Hospira must develop long-term assumptions, the most significant of which are the health care costs trend rate, discount rate and the expected return on plan assets. Differences between the expected return on plan assets and the actual return are amortized over a five-year period.

        INVENTORIES—Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material and conversion costs.

        PROPERTY AND EQUIPMENT—Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The following table shows estimated useful lives of property and equipment:

Classification	Estimated Useful Lives
Buildings	10 to 50 years (average 27 years)
Equipment	3 to 20 years (average 11 years)
Instruments placed with customers	5 to 7 years (average 6 years)

        Instruments placed with customers are primarily medication management systems leased to customers that are accounted for as operating leases.

        INVESTMENT SECURITIES—Hospira reviews the carrying value of investments in equity securities each quarter to determine whether an other than temporary decline in market value exists. Hospira considers factors affecting the investee, factors affecting the industry the investee operates in, and general equity market trends. Hospira considers the length of time an investment's market value has been below carrying value and the near-term prospects for recovery to carrying value. When Hospira determines that an other than temporary decline has occurred, the investment is written down with a charge to Other (income) expense, net.

        LITIGATION—Hospira accounts for litigation losses in accordance with Statement of Accounting Standards (SFAS) No. 5, "Accounting for Contingencies." Under SFAS No. 5, loss contingencies provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. Provisions are made for the portions of probable losses that are not covered by product liability insurance.

        TRANSLATION ADJUSTMENTS—For foreign operations in highly inflationary economies, translation gains and losses are included in net foreign exchange (gain) loss. For remaining foreign operations, translation adjustments are included as a component of Accumulated other comprehensive loss.

        REVENUE RECOGNITION—Hospira's revenue is primarily from product sales. Product sales revenue is recognized upon passage of title and risk of loss to customers (when product is delivered to common carrier for shipment to domestic customers). The injectable pharmaceutical contract manufacturing business involves filling customers' active pharmaceutical ingredient (API) into delivery systems. Under these arrangements, customers' API is often consigned to Hospira, and Hospira is then liable for loss due to physical damage. For these arrangements, Hospira records revenue for the materials and labor provided by Hospira, plus a profit, upon shipment of product to the customer. Injectable pharmaceutical contract manufacturing revenues are approximately 6 percent of combined net sales.

        Provisions for discounts, rebates, chargebacks and sales incentives to customers, and returns and other adjustments are provided for as a reduction in gross sales in the period the related sales are recorded. Historical data is readily available and reliable, and is used for estimating the amount of the reduction in gross sales. Sales of product rights are recorded as revenue upon disposition of the rights and are not significant. Sales incentives to customers are not material.

        RESEARCH AND DEVELOPMENT COSTS—Internal research and development costs are expensed as incurred. Clinical trial costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed when the milestone results are achieved. Revenue from third-party research and development is recorded upon completion of all obligations under the contract and is not significant.

        STOCK-BASED COMPENSATION—Hospira measures compensation cost using the intrinsic value-based method of accounting for stock options and replacement stock options granted to employees.

Note 3—Supplemental Financial Information (dollars in thousands)

	2003	2002
Other Long-term Assets:
Investment Securities(a)	$16,684	$14,466
All other	89,165	93,890

Total	$105,849	$108,356

(a)
At December 31, 2003 the fair value of each investment security exceeded its respective carrying amount.

	2003	2002
Other Accrued Liabilities:
Accrued rebates(b)	$72,677	$83,717
All other	119,199	148,440

Total	$191,876	$232,157

(b)
Wholesaler chargeback rebates of $72,200 and $75,800 at December 31, 2003 and 2002, respectively, are netted in trade receivables. Accrued wholesaler chargeback rebates are netted in trade receivables because Hospira's customers are invoiced at a higher catalog price but only remits the contract price for the products.

	2003	2002
Post-employment Obligations and Other Long-term Liabilities:
Accrued post-employment medical and dental costs	$263,279	$252,300
Minimum pension liability adjustments	118,625	99,812
All other	55,194	57,279

Total	$437,098	$409,391

	2003	2002	2001
Other (Income) Expense, net:
Other than temporary declines in market value of equity securities	$—	$16,949	$—
All other	3,004	5,380	5,230

Total	$3,004	$22,329	$5,230

Note 4—Financial Instruments and Derivatives

        Hospira accounts for derivatives in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Hospira has participated in Abbott's management of foreign currency exposures. As part of Abbott's strategy, certain foreign subsidiaries entered into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. In addition, Abbott entered into foreign currency forward exchange contracts to manage currency exposures for foreign currency denominated third-party trade payables and receivables where the receivable or payable is denominated in a currency other than the functional currency of the entity. Net expense and the notional value of foreign currency forward exchange contracts allocated to Hospira were not material.

        The carrying values of Hospira's financial instruments approximate their estimated fair values. Fair value is the quoted market price of the instrument held or the quoted market price of a similar instrument. The counter parties to financial instruments consist of select major international financial institutions. Hospira does not expect any losses from nonperformance by these counter parties.

Note 5—Post-Employment Benefits (dollars in thousands)

        Hospira's employees participate in Abbott's retirement plans that consist of defined benefit, defined contribution, and medical and dental plans.

        Information for Hospira's major defined benefits and post-employment medical and dental benefits is as follows:

	Defined Benefit Plans			Medical and Dental Plans
	2003	2002	2001	2003	2002	2001
Projected benefit obligations, January 1	$790,098	$684,751	$620,240	$406,761	$316,238	$248,518
Service cost—benefits earned during the year	34,364	31,584	28,300	10,860	9,846	8,498
Interest cost on projected benefit obligations	50,143	48,070	44,676	20,969	23,646	20,088
Losses (gain), primarily changes in discount and medical trend rates, plan design changes, and differences between actual and estimated health care costs	41,186	51,393	19,819	(48,029)	77,164	54,341
Benefits paid	(32,897)	(33,611)	(29,106)	(18,022)	(20,133)	(15,207)
Other, primarily foreign currency translation	14,752	7,911	822	—	—	—

Projected benefit obligations, December 31	$897,646	$790,098	$684,751	$372,539	$406,761	$316,238

Plans' assets at fair value, January 1, principally listed securities	$544,339	$607,630	$698,954	$—	$98	$11,759
Actual return on plans' assets	63,200	(65,496)	(57,685)	791	888	2,312
Company contributions	57,969	29,630	338	17,231	19,147	1,234
Benefits paid	(32,897)	(33,611)	(29,106)	(18,022)	(20,133)	(15,207)
Other, primarily foreign currency translation	15,927	6,186	(4,871)	—	—	—

Plans' assets at fair value, December 31	$648,538	$544,339	$607,630	$—	$—	$98

Projected benefit obligations greater than plans' assets, December 31	$(249,109)	$(245,759)	$(77,121)	$(372,539)	$(406,761)	$(316,140)
Unrecognized actuarial losses, net	298,721	253,047	70,507	192,444	165,628	86,400
Unrecognized prior service cost	7,095	7,579	7,586	(103,917)	(27,271)	(21,115)
Unrecognized transition obligation	(399)	(660)	(986)	—	—	—

Net (accrued) prepaid benefit cost	$56,308	$14,207	$(14)	$(284,012)	$(268,404)	$(250,855)

Accrued benefit cost	$(92,565)	$(111,09)	$(23,200)	$(284,012)	$(268,404)	$(250,855)
Prepaid benefit cost	30,248	25,494	23,186	—	—	—
Intangible assets	6,050	6,646	—	—	—	—
Accumulated other comprehensive loss	112,575	93,166	—	—	—	—

Net (accrued) prepaid benefit cost	$56,308	$14,207	$(14)	$(284,012)	$(268,404)	$(250,855)

Service cost—benefits earned during the year	$34,364	$31,584	$28,300	$10,860	$9,846	$8,498
Interest cost on projected benefit obligations	50,143	48,070	44,676	20,969	23,646	20,088
Expected return on plans' assets	(64,435)	(65,698)	(63,377)	—	—	(652)
Net amortization	332	587	(444)	1,801	3,204	776

Net cost	$20,404	$14,543	$9,155	$33,630	$36,696	$28,710

        The accumulated benefit obligations for all defined benefit pension plans was approximately $709,600 and $627,500 at December 31, 2003 and 2002, respectively. In 2003 and 2002, Hospira recorded minimum pension liability adjustments of $18,813 and $99,812, respectively because the accumulated benefit obligations for certain domestic and international defined benefit plans exceeded the market value of the plans' assets. This resulted in charges to Accumulated other comprehensive loss of $11,204 in 2003 and $59,302 in 2002, net of taxes. For plans where the accumulated benefit obligations exceeded plan assets at December 31, 2003 and 2002, the aggregate accumulated benefit obligations were $643,600 and $602,200 respectively, the projected benefit obligations were $812,000 and $759,900, respectively and the aggregate plan assets were $551,500 and $497,000, respectively. The weighted average discount rate used at December 31, 2003 for determining the accumulated benefit obligations for defined benefit plans whose accumulated benefit obligations were in excess of plan assets was 6.0 percent. A one-percentage point reduction in the discount rate at December 31, 2003 would result in an increase in the minimum pension liability adjustments and an increase in the charge to Accumulated other comprehensive loss of approximately $109,000 and $68,000, respectively.

        The weighted average assumptions used to determine benefit obligations for defined benefit plans and medical and dental plans as of December 31, the measurement date for the plans, are as follows:

	2003	2002	2001
Discount rate	6.0%	6.7%	7.2%
Expected aggregate average long-term change in compensation	4.4%	4.5%	5.0%

        The weighted average assumptions used to determine net cost for defined benefit plans and medical and dental plans for 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Discount rate	6.7%	7.2%	7.4%
Expected return on plan assets	8.7%	9.3%	9.4%
Expected aggregate average long-term change in compensation	4.5%	5.0%	5.0%

        The assumed health care cost trend rates for medical and dental plans at December 31 were as follows:

	2003	2002	2001
Health care cost trend rate assumed for the next year	8%	9%	5%
Rate that the cost trend rate gradually declines to	5%	5%	5%
Year that rate reaches the assumed ultimate rate	2007	2007	2001

        A one-percentage point increase/(decrease) in the assumed health care cost trend rate would increase/(decrease) the accumulated post-employment benefit obligations as of December 31, 2003, by $56,984/$(42,738), and the total of the service and interest cost components of net post-employment health care cost for the year then ended by approximately $6,427/$(5,077).

        On December 8, 2003, the President of the United States signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Among the provisions of the Act is a provision granting a subsidy to sponsors of retirement medical plans with prescription drug coverage when the benefit is at least actuarially equivalent to the Medicare Part D benefit. The Financial Accounting Standards Board has not issued final rules specifying how sponsors should account for this subsidy. Hospira has not estimated the expected favorable impact of the legislation on its retiree medical obligations or costs, and therefore has not reflected any effect of the legislation in the financial statements. The final rules, when issued by the Financial Accounting Standards Board, could require companies, including Hospira, to retroactively change amounts included in the accompanying consolidated financial statements.

        The weighted average asset allocation for Hospira's U.S. defined benefit plans by asset category are as follows:

	2003	2002	2001
Asset Category—
Equity Securities	69%	62%	64%
Debt Securities	31	38	36

Total	100%	100%	100%

        The investment mix between equity securities and fixed income securities is based upon achieving a desired return, balancing higher return, more volatile equity securities, and lower return, less volatile fixed income securities. The domestic defined benefit plans are invested in diversified portfolios of public-market equity and fixed income securities. Investment allocations are made across a range of markets, industry sectors, capitalization sizes, and, in the case of fixed income securities, maturities and credit quality. The plans hold no securities of Abbott.

        The plans' expected return on assets, as shown above, is based on management's expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plans are invested, as well as current economic and capital market conditions.

        Hospira's employees also participate in the Abbott Stock Retirement Plan that is Abbott's principal defined contribution plan. Hospira's contributions to this plan were $24,600 in 2003, $23,500 in 2002, and $20,800 in 2001.

        Hospira provides certain other post-employment benefits, primarily salary continuation plans, to qualifying domestic employees, and accrues for the related cost over the service lives of the employees.

        After the distribution, Abbott will retain the majority of the liabilities for Hospira employees associated with the post-employment medical and dental plans and Abbott will retain a majority of the defined benefit plan liabilities and assets of Hospira employees who were retired at the time of the distribution. After the distribution, Abbott will transfer to Hospira the defined benefit plan liabilities and assets of Hospira's active employees.

Note 6—Taxes on Earnings (dollars in thousands)

        Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. U.S. income taxes are provided on those earnings of foreign subsidiaries that are intended to be remitted to the parent company. Deferred income taxes are not provided on undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment. It is not practicable to determine the amount of deferred income taxes not provided on these earnings.

        Earnings before taxes, and the related provisions for taxes on earnings, were as follows:

	2003	2002	2001
Earnings Before Taxes
Domestic	$237,388	$268,059	$268,258
Foreign	121,733	84,367	121,330

Total	$359,121	$352,426	$389,588

Taxes on Earnings
Current:
U.S. Federal and Possessions	$42,102	$106,081	$84,250
State	8,789	9,942	10,042
Foreign	5,878	1,831	7,349

Total current	56,769	117,854	101,641

Deferred:
Domestic	42,691	(12,356)	6,105
Foreign	(702)	230	9,130

Total deferred	41,989	(12,126)	15,235

Total	$98,758	$105,728	$116,876

        The income tax provision was calculated on a separate-return basis while the actual tax payments were made on a combined return-filing basis by Abbott.

        Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

	2003	2002	2001
Statutory tax rate	35.0%	35.0%	35.0%
Benefit of tax exemptions in Costa Rica and the Dominican Republic	(8.5)	(7.4)	(5.9)
State taxes, net of federal benefit	1.6	1.8	1.7
All other, net	(0.6)	0.6	(0.8)

Effective tax rate	27.5%	30.0%	30.0%

        As of December 31, 2003 and 2002 total deferred tax assets were $289,541 and $295,279, respectively, and total deferred tax liabilities were $86,411 and $58,365, respectively. Valuation allowances for deferred tax assets were not significant. The temporary differences that give rise to deferred tax assets and liabilities were as follows:

	2003	2002
Compensation and employee benefits	$152,331	$154,464
Trade receivable reserves	45,223	53,225
Inventory reserves	21,530	19,821
State income taxes	13,283	15,519
Depreciation	(34,443)	(28,012)
Other, primarily other accruals and reserves not currently deductible	5,206	21,897

Total	$203,130	$236,914

Note 7—Segment and Geographic Area Information (dollars in millions)

        Revenue Segments—Hospira's principal business is the development, manufacture and sale of a broad line of hospital products including specialty injectable pharmaceuticals, medication delivery systems and critical care devices and injectable pharmaceutical contract manufacturing. Hospira has two reportable segments: domestic and international.

        Hospira's underlying accounting records are maintained on a legal entity basis for government and public reporting requirements. Segment disclosures are on a performance basis consistent with internal management reporting. Intersegment transfers of inventory are recorded at standard cost and are not a measure of segment operating earnings. The cost of some corporate functions and the cost of certain employee benefits are sold to segments at predetermined rates that approximate cost. Remaining costs, if any, are not allocated. Intangible assets and related amortization from business acquisitions are not allocated to segments. The operating results and assets of the manufacturing facilities in the Dominican Republic and Costa Rica are included in the domestic segment. The following segment information has been prepared in accordance with the internal accounting policies of Hospira, as described above, and are not presented in accordance with generally accepted accounting principles applied to the combined financial statements.

	Net Sales to External Customers			Operating Earnings			Depreciation and Amortization			Additions to Long-Term Assets		Total Assets
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2003	2002
Domestic	$2,221	$2,217	$2,102	$329	$346	$354	$118	$108	$97	$167	$181	$1,593	$1,550
International	405	386	393	66	69	98	19	16	11	35	30	361	304

Total Reportable Segments	2,626	2,603	2,495	$395	$415	$452	$137	$124	$108	$202	$211	$1,954	$1,854

Other	(2)	—	19

Net Sales	$2,624	$2,603	$2,514

	2003	2002	2001
Total Reportable Segment Operating Earnings	$395	$415	$452
Corporate functions	15	14	8
Benefit plans costs	19	10	16
Other, net(a)	2	39	38

Combined Earnings Before Taxes	$359	$352	$390

(a)
2002 includes charges of $17 for other than temporary declines in the market value of equity securities and 2001 includes charges of $36 for restructuring plans.

	2003	2002
Total Reportable Segment Assets	$1,954	$1,854
Goodwill and net intangible assets	86	91
Deferred income taxes	203	237
All other, net	7	(28)

Total Assets	$2,250	$2,154

        Net sales in the United States account for approximately 85 percent of combined net sales and domestic long-term assets account for approximately 90 percent of combined long-term assets.

Note 8—Restructuring Plan (dollars in millions)

        In 2001, Hospira announced that it was closing one of its manufacturing operations and relocating production to other facilities. The following summarizes the restructuring activity:

	Employee-Related And Other	Asset Impairments	Total
Restructuring charges	$24	$12	$36
2001 Impairments	—	(12)	(12)

Accrued balance at December 31, 2001	24	—	24
Change in estimate	(4)	—	(4)
2002 Payments and impairments	(14)	—	(14)

Accrued balance at December 31, 2002	6	—	6
2003 Payments	(4)	—	(4)

Accrued balance at December 31, 2003	$2	$—	$2

        Employee-related costs are primarily severance pay, relocation of employees and outplacement services. The restructuring resulted in the elimination of approximately 1,000 manufacturing positions.

Note 9—Litigation

        Abbott is involved in various claims and legal proceedings, including product liability and Medicare/Medicaid reimbursement practices for which Hospira will be required to indemnify Abbott.

        Hospira's product liability claim exposures are evaluated each reporting period and an estimated loss is recorded. At December 31, 2003, Hospira recorded reserves of approximately $2 million. These reserves were not subject to insurance coverage. Hospira's reserves are the best estimate of loss, as defined by Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies."

        A number of states and one federal agency are conducting industry-wide investigations, including many Hospira products, into pricing practices with respect to Medicaid and Medicare reimbursement practices including the establishment of Average Wholesaler Price (AWP), the basis upon which government reimbursement is based. Hospira is cooperating with these investigations. There are also a number of cases brought by individuals or entities that allege generally that numerous pharmaceutical companies including Abbott reported false pricing information in connection with certain fees reimbursable under Medicare and Medicaid. Many of the products involved in these cases are Hospira products and Hospira will be obligated to indemnify Abbott for liabilities arising from Hospira's products and historical operations. The outcome of these investigations and litigation could include the imposition of fines, penalties and injunctive or administrative remedies. Based upon information that is currently available, management believes that the likelihood of a material loss is remote. In accordance with SFAS No. 5, no loss reserves have been recorded for these exposures.

        Within the next year, legal proceedings may occur that may result in a change in the estimated reserves recorded by Hospira. It is not feasible to predict the outcome of such proceedings with certainty and there can be no assurance that their ultimate disposition will not have a material adverse effect on Hospira's financial position, cash flows, or results of operations.

Note 10—Incentive Stock Program

        Certain employees of Abbott who will be Hospira employees following the distribution hold stock option awards granted under Abbott's 1996 Incentive Stock Program. For employees who are not retirement eligible at the distribution date, these awards are expected to be converted to awards based on Hospira's common stock at the time of distribution, except in certain foreign jurisdictions where applicable laws, rules or regulations make it inadvisable to convert. Awards that are converted will be adjusted to maintain both the pre-conversion aggregate intrinsic value of each award and the ratio of the exercise price per share to the market value per share.

        Abbott's 1996 Incentive Stock Program authorizes the granting of stock options, replacement stock options, stock appreciation rights, limited stock appreciation rights, restricted stock awards, performance units and foreign qualified benefits. Stock options, replacement stock options and restricted stock awards comprise the majority of benefits that have been granted and are currently outstanding under this program and prior programs. The purchase price of shares under option must be at least equal to the fair market value of the common stock on the date of grant, and the maximum term of an option is 10 years. Options granted in 2003, 2002 and 2001 vest equally over three years except for replacement options, which generally vest in six months. When an employee tenders mature shares upon exercise of a stock option, a replacement stock option is granted equal to the amount of shares tendered. Replacement options are granted at the then current market price for a term that expires on the date of the underlying option grant. Upon a change in control of Abbott, all outstanding stock options become fully exercisable, and all terms and conditions of all restricted stock awards are deemed satisfied. The expected spin-off of Hospira by Abbott will not be a change in control under the plan.

        The following tables summarizes option activity and outstanding balances for all Hospira employees whether or not their options will be converted to Hospira options at the distribution date:

	Options Outstanding		Exercisable Options
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
January 1, 2001	5,679,710	$32.72
Granted	1,958,851	48.67
Exercised	(710,217)	27.07
Lapsed	(100,881)	42.58

December 31, 2001	6,827,463	37.74	3,791,138	$32.70

Granted	2,407,263	54.89
Exercised	(799,271)	27.27
Lapsed	(95,845)	48.22

December 31, 2002	8,339,610	43.57	4,649,471	37.91

Granted	2,762,155	37.56
Exercised	(704,270)	28.43
Lapsed	(243,038)	47.58

December 31, 2003	10,154,457	$42.89	5,841,389	$42.05

	Options Outstanding at December 31, 2003			Exercisable Options at December 31, 2003
Range of Exercise Prices	Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$12 to $38	4,478,129	6.6	$33.41	2,349,386	$31.62
39 to 49	3,381,912	6.9	46.26	2,477,551	46.35
50 to 58	2,294,416	8.0	56.42	1,014,452	55.74

$12 to $58	10,154,457	7.0	$42.89	5,841,389	$42.05

        Hospira measures compensation cost using the intrinsic value-based method of accounting for stock options and replacement options granted to employees. Had compensation cost attributable to awards granted to employees of Hospira while at Abbott been determined using the fair value-based accounting method, pro forma net income would have been as follows (dollars in millions):

	2003	2002	2001
Net income, as reported	$260	$247	$273
Compensation cost under fair value-based accounting method, net of taxes	22	20	14

Net income, pro forma	$238	$227	$259

        The weighted average fair value of a Hospira option granted in 2003, 2002 and 2001 was $8.73, $16.47, and $13.31, respectively. For purposes of fair value disclosures, the fair value of an option grant was estimated using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001
Risk-Free Interest Rate	2.7%	4.5%	4.9%
Average Life of Options (years)	5.4	5.4	5.4
Volatility	32.0%	28.0%	27.0%
Dividend Yield	2.8%	1.6%	2.0%

Note 11—Goodwill and Intangible Assets (dollars in millions)

        Effective with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, goodwill is no longer subject to amortization over its estimated useful life. Goodwill is subject to at least an annual assessment of impairment by applying a fair-value-based test. Hospira completed its initial assessment of goodwill impairment in the second quarter 2002, and its annual assessment in the third quarter 2003, which resulted in no impairment charges. Hospira assesses goodwill impairment in the third quarter of each year. The goodwill allocated to Hospira is based on the goodwill remaining in Abbott's Hospital Products segment after its reorganization on January 1, 2004. Pro forma net income as if goodwill and certain intangibles were not subject to amortization would have been increased by approximately $5 for the year ended December 31, 2001.

        The gross amount of intangible assets, primarily product rights, was $25 at December 31, 2003 and 2002, and accumulated amortization was $20 and $15, respectively. Estimated annual amortization for intangible assets is $4 for 2004 and $1 for 2005.

Note 12—Related Party Transactions (dollars in millions)

        Abbott provides Hospira certain services, which include administration of treasury, insurance, payroll, employee compensation and benefits, travel and meeting services, public and investor relations, real estate services, internal audit, telecommunications, computing services, corporate income tax and selected legal services. Some of these services will be provided to Hospira on a temporary basis after the distribution. The financial information in these combined financial statements does not necessarily include all the expenses that would have been incurred had Hospira been a separate, stand-alone entity. As such, the financial information herein may not necessarily reflect the combined financial position, results of operations and cash flows of Hospira in the future or what they would have been had Hospira been a separate, stand-alone entity during the periods presented. Management believes that the methods used to allocate expenses to Hospira are reasonable. The allocation methods include relative sales, headcount, square footage and number of transactions. These services accounted for a total expense of $7.4, $4.9 and $2.0 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Each of Abbott and Hospira has provided manufacturing services to the other, and certain of these arrangements will continue after the distribution. Under Abbott's and Hospira's internal reporting practices, these services were provided at cost to the purchasing entity. Sales to Abbott amounted to $224, $197 and $148 for 2003, 2002 and 2001, respectively. Annual product purchases from Abbott are approximately $80.

Note 13—Leases (dollars in millions)

        Hospira leases office space, warehouses, manufacturing and research and development facilities and transportation equipment from both third parties and from Abbott under capital and operating leases. Capital leases are not material. Future minimum payments, including those to Abbott, under non-cancelable leases are approximately $31 in 2004; $25 in 2005; $21 in 2006; $17 in 2007 and 2008 and $45 thereafter. Future minimum payments to only Abbott under non-cancelable leases are approximately $18 in 2004 and 2005; approximately $13 in 2006, 2007 and 2008; and $28 thereafter.

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INFORMATION STATEMENT TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION
RISK FACTORS
FORWARD-LOOKING STATEMENTS
DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL INFORMATION
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
Unaudited Pro Forma Combined Statement of Earnings for the Year Ended December 31, 2003 (Dollars and Shares in Millions, Except Per Share Amounts)
Unaudited Pro Forma Combined Balance Sheet as of December 31, 2003 (Dollars in Millions)
Notes to Unaudited Pro Forma Combined Financial Statements
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Financial Review
BUSINESS
INDEBTEDNESS
ARRANGEMENTS BETWEEN ABBOTT AND HOSPIRA
THE SEPARATION AND DISTRIBUTION
MANAGEMENT
SUMMARY COMPENSATION TABLE
OPTION/SAR GRANTS IN LAST FISCAL YEAR
AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES
PENSION PLAN TABLE
OWNERSHIP OF OUR STOCK
DIRECTORS' AND EXECUTIVE OFFICERS' AND FIVE PERCENT HOLDERS' OWNERSHIP AFTER THE DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SHARES ELIGIBLE FOR FUTURE SALE
INDEMNIFICATION OF DIRECTORS AND OFFICERS
ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
Report of Independent Public Accountants
Hospira, Inc. (a Division of Abbott Laboratories) Combined Statement of Earnings, Comprehensive Income and Net Investment in Hospira, Inc. (dollars in thousands)
Hospira, Inc. (a Division of Abbott Laboratories) Combined Statement of Cash Flows (dollars in thousands)
Hospira, Inc. (a Division of Abbott Laboratories) Combined Balance Sheet (dollars in thousands)
Hospira, Inc. (a Division of Abbott Laboratories) Notes to Combined Financial Statements